    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 16, 2000
                                                 REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                  U.S. BANCORP

             (Exact name of registrant as specified in its charter)

           DELAWARE                          6711                         41-0255900
(State or other jurisdiction of  (Primary Standard Industrial          (I.R.S. Employer
Incorporation or Organization)    Classification Code Number)       Identification Number)

                                                             LEE R. MITAU, ESQ.
               U.S. BANK PLACE                                  U.S. BANCORP
           601 SECOND AVENUE SOUTH                            U.S. BANK PLACE
      MINNEAPOLIS, MINNESOTA 55402-4302                   601 SECOND AVENUE SOUTH
                (612) 973-1111                       MINNEAPOLIS, MINNESOTA 55402-4302
 (Address, including zip code, and telephone                   (612) 973-1111
         number, including area code,             (Name, address, including zip code, and
 of registrant's principal executive offices)                    telephone
                                                 number, including area code, of agent for
                                                                  service)

                             ---------------------

                                   Copies to:

   ELIZABETH C. HINCK, ESQ.            RONALD J. CARLSON                KNOX BELL, ESQ.
     DORSEY & WHITNEY LLP        SCRIPPS FINANCIAL CORPORATION        DOUGLAS REIN, ESQ.
    220 SOUTH SIXTH STREET              P.O. BOX 509056          GRAY CARY WARE & FREIDENRICH
 MINNEAPOLIS, MINNESOTA 55402        SAN DIEGO, CALIFORNIA                    LLP
        (612) 340-8877                    92150-9056              4365 EXECUTIVE DRIVE, SUITE
                                        (858) 720-7131                       1600
                                                                  SAN DIEGO, CALIFORNIA 92121
                                                                        (858) 677-1400

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: as soon as practicable after this Registration Statement becomes effective.

    If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the "Securities Act"), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
                             ---------------------

                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
                                        PROPOSED MAXIMUM                        PROPOSED MAXIMUM
        TITLE OF EACH CLASS OF            AMOUNT TO BE     OFFERING PRICE PER       AGGREGATE           AMOUNT OF
     SECURITIES TO BE REGISTERED          REGISTERED(1)           SHARE         OFFERING PRICE(2)  REGISTRATION FEE(3)
----------------------------------------------------------------------------------------------------------------------
Common Stock, $1.25 par value.........  7,740,335 shares           N/A           $150,526,662.75       $39,739.04
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

(1) Represents the maximum number of shares of common stock, $1.25 par value, of U.S. Bancorp (the "U.S. Bancorp common stock") estimated to be issuable upon the consummation of the merger of Scripps Financial Corporation with and into U.S. Bancorp, based upon the number of shares of common stock, no par value, of Scripps (the "Scripps common stock") outstanding, or reserved for issuance under various stock plans, immediately prior to the merger and the exchange of each such share of Scripps common stock for 1.067 shares of U.S. Bancorp common stock.

(2) Pursuant to Rules 457(f) and 457(c) under the Securities Act of 1933, as amended, the proposed maximum aggregate offering price is based on the average of the high and low sales price of Scripps common stock, as reported on the American Stock Exchange on August 9, 2000 and computed based on the estimated maximum number of such shares that may be exchanged for the U.S. Bancorp common stock being registered.

(3) The registration fee of $39,739.04 was calculated pursuant to Rule 457(f) under the Securities Act by multiplying .000264 times the proposed maximum aggregate offering price.
                             ---------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                      [SCRIPPS FINANCIAL CORPORATION LOGO]

Dear Shareholder:

     The Board of Directors of Scripps Financial Corporation has agreed to merge Scripps with and into U.S. Bancorp. We believe this merger is in your best interests as a shareholder of Scripps.

     At the time of the merger, each share of Scripps common stock that you hold will be converted automatically into 1.067 shares of common stock of U.S. Bancorp, as long as the average closing price of U.S. Bancorp common stock for the ten days prior to receipt of approval by the Office of the Comptroller of the Currency (the "Average Price") is at least $18.56 but no more than $22.69. If the Average Price falls outside of this price range, the number of shares of U.S. Bancorp stock you will receive for your Scripps common stock will vary as follows. If the Average Price is less than $18.56, then the exchange ratio will be adjusted to equal $19.80 divided by the Average Price. In general, if the Average Price is more than $22.69, the exchange ratio will be adjusted to equal $24.21 divided by the Average Price. In certain circumstances involving the announcement by U.S. Bancorp of a transaction in which it will be acquired there would also be adjustments; however, the exchange ratio would remain at 1.067 despite a Average Price in excess of $22.69.

     We cannot predict what the average price for U.S. Bancorp's stock will be in the future and there is no assurance as to the value of the U.S. Bancorp shares you will receive in the merger. The last reported sale price of U.S. Bancorp's common stock on the New York Stock Exchange Composite on September
            , 2000 was $     per share.

     The merger cannot be completed until the shareholders of Scripps approve the proposed merger and the merger agreement. We are holding a meeting of our shareholders to vote on this merger proposal. YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE SHAREHOLDER MEETING, PLEASE TAKE THE TIME TO VOTE BY COMPLETING AND MAILING THE ENCLOSED PROXY CARD TO US. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote in favor of the merger and the merger agreement. Not returning your card or not instructing your broker how to vote any shares held for you in street name will have the same effect as a vote against the merger and the merger agreement.

     The date, time and place of the meeting are as follows:
                      day, October   , 2000, at      p.m. local time
                          at
                                                     .

     The attached documents contain detailed information about this meeting and the proposed merger. You can also obtain information about U.S. Bancorp and Scripps from publicly available documents that have been filed with the Securities and Exchange Commission. Please read these documents carefully in their entirety.

     The Board of Directors of Scripps unanimously supports this merger and recommends that you vote in favor of it.

                                            /s/ WILLIAM E. NELSON
                                            ------------------------------------
                                            William E. Nelson
                                            CHAIRMAN OF THE BOARD

              PROXY STATEMENT/PROSPECTUS DATED SEPTEMBER   , 2000
        AND FIRST MAILED TO SHAREHOLDERS ON OR ABOUT SEPTEMBER   , 2000

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES TO BE ISSUED UNDER THIS PROXY STATEMENT/PROSPECTUS OR DETERMINED IF THIS DOCUMENT IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE SECURITIES BEING OFFERED THROUGH THIS DOCUMENT ARE NOT SAVINGS OR DEPOSIT ACCOUNTS OR OTHER OBLIGATIONS OF ANY BANK OR NON-BANK SUBSIDIARY OF EITHER OF OUR COMPANIES, AND THEY ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE FUND OR ANY OTHER GOVERNMENTAL AGENCY.

                      [SCRIPPS FINANCIAL CORPORATION LOGO]

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
             TO BE HELD ON OCTOBER           2000 AT           P.M.
                               AT

                             ---------------------

TO THE SHAREHOLDERS OF SCRIPPS FINANCIAL CORPORATION:

     A special meeting of shareholders of Scripps Financial Corporation will be
held at           ,           ,           , California           on
day, October   , 2000, at           p.m., local time, for the following
purposes:

          1. To consider and vote upon a proposal to approve the terms of a proposed merger of Scripps with and into U.S. Bancorp as provided in the Agreement and Plan of Merger, dated as of June 27, 2000, as amended, between Scripps and U.S. Bancorp and to approve such Agreement and Plan of Merger. The merger agreement provides that upon completion of the merger, you will become a shareholder of U.S. Bancorp in accordance with the exchange ratio set forth in the merger agreement. A copy of the merger agreement is attached as Appendix A to this Proxy Statement/Prospectus. The merger agreement provides the terms and conditions of the proposed merger.

          2. To consider other business that may properly come before the special meeting and at any adjournments or postponements.

     Only shareholders of record on the books of Scripps as of the close of
business on September   , 2000 will be entitled to notice of and to vote at the
special meeting.

     YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE MERGER AND THE MERGER AGREEMENT.

     YOUR VOTE IS VERY IMPORTANT. PLEASE MARK, SIGN, DATE AND RETURN YOUR PROXY PROMPTLY, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. YOUR PROXY WILL BE REVOKABLE, EITHER IN WRITING OR BY VOTING IN PERSON AT THE SPECIAL MEETING, AT ANY TIME PRIOR TO ITS EXERCISE, BY FOLLOWING THE PROCEDURE DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS.

     In order to vote your shares at the special meeting, you must obtain from the nominee a proxy issued in your name.

                                            By Order of the Board of Directors

                                            /s/ WILLIAM E. NELSON
                                            ------------------------------------
                                            William E. Nelson
                                            CHAIRMAN OF THE BOARD

September   , 2000
San Diego, California

                      REFERENCES TO ADDITIONAL INFORMATION

     This Proxy Statement/Prospectus incorporates important business and financial information about U.S. Bancorp and Scripps Financial Corporation that is not included in or delivered with this document from other documents filed with the Securities and Exchange Commission. You already may have been sent some of these documents, which are listed under the heading "WHERE YOU CAN FIND MORE INFORMATION," but you can obtain any of them from U.S. Bancorp or Scripps, as appropriate, or the Securities and Exchange Commission. This information is available to you without charge upon your written or oral request. You can obtain documents incorporated by reference in this document by requesting them in writing or by telephone from the appropriate company at the following addresses:

          U.S. BANCORP              SCRIPPS FINANCIAL CORPORATION
       Investor Relations                 Investor Relations
         U.S. Bank Place                   P.O. Box 509056
     601 Second Avenue South       San Diego, California 92150-9056
Minneapolis, Minnesota 55402-4302      Telephone (858) 720-7167
    Telephone (612) 973-1111

     IF YOU WOULD LIKE TO REQUEST DOCUMENTS, PLEASE DO SO BY             , 2000,
TO RECEIVE THEM BEFORE THE SPECIAL MEETING. IF YOU REQUEST DOCUMENTS THAT ARE INCORPORATED INTO THIS PROXY STATEMENT/ PROSPECTUS FROM US, WE WILL MAIL THEM TO YOU BY FIRST CLASS MAIL, OR ANOTHER EQUALLY PROMPT MEANS, WITHIN ONE BUSINESS DAY AFTER WE RECEIVE YOUR REQUEST.

                               TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THE MERGER......................     1
SUMMARY.....................................................     3
  The Merger................................................     3
  General...................................................     3
  Exchange Ratio; Exchange of Shares........................     3
  Book-Entry Issuance of Your U.S. Bancorp Stock............     3
  Scripps Stock Options.....................................     3
  Dissenters' Rights........................................     4
  Comparative per Share Market Price Information............     4
  The Companies.............................................     4
  Scripps Special Meeting...................................     5
  Record Date; Vote Required................................     5
  Scripps' Reasons for the Merger...........................     6
  U.S. Bancorp's Reasons for the Merger.....................     6
  Scripps' Recommendation to Shareholders...................     6
  Opinion of Scripps' Financial Advisor.....................     6
  Conditions to Completion of the Merger....................     6
  Termination of the Agreement; Expenses....................     7
  Waiver and Amendment......................................     7
  Accounting Treatment......................................     8
  Regulatory Approvals......................................     8
  Interests of Directors and Officers in the Merger that
     Differ from Your Interests.............................     8
  Voting Agreements.........................................     8
  Material Federal Income Tax Consequences..................     9
  Material Differences in the Rights of Shareholders........     9
  Forward-looking Statements May Prove Inaccurate...........     9
  Unaudited Comparative per Common Share Data...............    10
  Comparative per Share Market Price Information............    11
  Selected Financial Data...................................    12
  Selected Historical Financial Data of U.S. Bancorp........    12
  Selected Historical Financial Data of Scripps.............    13
THE SCRIPPS SPECIAL MEETING.................................    14
  General...................................................    14
  Matters to be Considered..................................    14
  Record Date and Outstanding Securities....................    14
  Quorum and Voting.........................................    14
  Revocation of Proxies.....................................    15
  Solicitation of Proxies...................................    15
  Communications by Scripps Shareholders with Scripps.......    15
  Recommendation of the Scripps Board of Directors..........    16
THE MERGER..................................................    16
  General...................................................    16
  The Merger................................................    16
  Conversion of Stock; Exchange Ratio.......................    17
  Treatment of Options......................................    17
  Antidilution Adjustments..................................    17
  Background and Reasons for the Merger.....................    18
  Recommendation of the Scripps Board of Directors and
     Scripps' Reasons for the Merger........................    20
  Opinion of Scripps' Financial Advisor.....................    21
  Exchange of Certificates; Book-Entry Ownership; Fractional
     Shares.................................................    28
  Effective Time............................................    29

  Representations and Warranties............................    30
  Conduct of Business Pending the Merger and Other
     Agreements.............................................    31
  Limitation on Acquisition Proposals.......................    33
  Conditions to Completion of the Merger....................    33
  Regulatory Approvals Required for the Merger..............    34
  Termination of the Agreement..............................    36
  The Voting Agreements.....................................    37
  Extension, Waiver and Amendment of the Agreement..........    37
  Stock Exchange Listing....................................    38
  Expenses..................................................    38
  Indemnification of Scripps Directors and Officers by U.S.
     Bancorp................................................    38
  Interests of Certain Persons in the Merger................    38
  Restrictions on Resales by Affiliates.....................    40
  Material Federal Income Tax Consequences..................    41
  Accounting Treatment......................................    42
PRICE RANGE OF COMMON STOCK AND DIVIDENDS...................    43
  U.S. Bancorp..............................................    43
  Scripps Financial Corporation.............................    43
INFORMATION ABOUT U.S. BANCORP..............................    45
  General...................................................    45
  Government Policies.......................................    45
  Supervision and Regulation................................    45
  Additional Information....................................    46
INFORMATION ABOUT SCRIPPS FINANCIAL CORPORATION.............    47
  General...................................................    47
  Additional Information....................................    48
DESCRIPTION OF U.S. BANCORP CAPITAL STOCK AND COMPARISON OF
  SHAREHOLDER RIGHTS........................................    49
  Description of U.S. Bancorp Capital Stock.................    49
  Additional Provisions of the U.S. Bancorp Certificate and
     U.S. Bancorp Bylaws....................................    52
  Comparison of Rights of U.S. Bancorp Stockholders and
     Scripps Shareholders...................................    52
DISSENTERS' APPRAISAL RIGHTS................................    64
LEGAL MATTERS...............................................    65
EXPERTS.....................................................    66
SHAREHOLDER PROPOSALS.......................................    66
OTHER MATTERS...............................................    66
WHERE YOU CAN FIND MORE INFORMATION.........................    66
  Information Regarding U.S. Bancorp........................    66
  Information Regarding Scripps.............................    67
  Information Regarding U.S. Bancorp and Scripps............    68
FORWARD-LOOKING STATEMENTS..................................    69
INDEX OF DEFINED TERMS......................................    71
APPENDIX A -- AGREEMENT AND PLAN OF MERGER..................   A-1
APPENDIX B -- OPINION OF SANDLER O'NEILL & PARTNERS, L.P....   B-1
APPENDIX C -- CALIFORNIA CORPORATION CODE SECTIONS
  DEALING WITH DISSENTERS' RIGHTS...........................   C-1

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:   WHY IS THIS MERGER PROPOSED?

A: Scripps is proposing this merger because its board of directors has concluded that the merger is in the best interests of Scripps shareholders because the stock of U.S. Bancorp affords greater value and liquidity to the Scripps shareholders. Further, the combined companies can offer Scripps' customers a broader array of services and products than Scripps could offer on its own.

Q:   WHAT WILL I RECEIVE IN THIS MERGER?

A: Under the merger agreement, you will have the right to receive shares of U.S. Bancorp common stock for each share of Scripps common stock that you own based on the exchange ratio, unless you and holders of at least 5% or more of the outstanding Scripps common stock perfect dissenters' rights of appraisal. The exchange ratio agreed to by Scripps and U.S. Bancorp provides that you will receive 1.067 shares of U.S. Bancorp common stock for each share of Scripps common stock you own. However, if the average closing sales price of U.S. Bancorp common stock for the 10 trading days prior to the date of regulatory approval of the merger falls below or rises above specified levels, the exchange ratio will be adjusted as follows:

     - If the U.S. Bancorp average price is less than $18.56, then the exchange ratio will equal the quotient of $19.80 divided by the average price.

     - If the U.S. Bancorp average price is more than $22.69, then the exchange ratio will equal the quotient of $24.21 divided by the average price.

     - In certain circumstances involving the announcement by U.S. Bancorp of a transaction in which it will be acquired, however, as provided in the merger agreement, the exchange ratio will remain at 1.067 despite a U.S. Bancorp average price in excess of $22.69.

     There is no assurance that you will receive a certain minimum or maximum number of U.S. Bancorp shares and there is no assurance of the value of these U.S. Bancorp shares when you actually receive them following the merger.

     On           , 2000 the closing sales price of U.S. Bancorp common stock
     was $          .

Q:   HOW DO I VOTE?

A: Simply indicate on your proxy card how you want to vote and then sign and mail your proxy card in the enclosed return envelope as soon as possible so that your shares may be represented at the Scripps special meeting. Scripps' board of directors unanimously recommends that you vote "FOR" the merger.

Q:   IF MY SHARES ARE HELD IN "STREET NAME" BY MY
     BROKER, WILL MY BROKER VOTE MY SHARES FOR ME?

A: Your broker will not vote your shares for you unless you provide instructions to your broker on how to vote. It is important therefore that you follow the directions provided by the broker regarding how to instruct your broker to vote your shares. If you fail to instruct your broker on how to vote your shares, the effect will be the same as a vote against the merger agreement.

Q:   WHAT ARE THE TAX CONSEQUENCES OF THE MERGER
     TO ME?

A: For United States federal income tax purposes, you are generally not expected to recognize any gain or loss as a result of the merger, except with respect to cash you receive instead of fractional shares. To review the tax consequences to Scripps shareholders in detail see pages 41 through 42. THE TAX CONSEQUENCES OF THE MERGER TO YOU WILL DEPEND ON YOUR OWN SITUATION. YOU SHOULD CONSULT YOUR TAX ADVISORS FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES OF THE MERGER TO YOU.

Q:   CAN I CHANGE MY VOTE AFTER I HAVE MAILED MY
     SIGNED PROXY CARD?

A: Yes. You may change your vote at any time before your proxy is voted at the special meeting. If your shares are held in your name you may do this in one of three ways. First, you may send a written notice stating that you would like to revoke your proxy. Second, you may complete and submit a new proxy card. If you choose either of these two methods, you must submit your notice of revocation or your new proxy card to Scripps' Secretary or the inspectors of election. Third, you may attend the meeting and vote in person. Simply attending the Scripps special meeting, however, will not revoke your proxy. If you have instructed a broker to vote your shares, you must follow directions received from your broker to change your vote or to vote at the special meeting.

Q:   SHOULD I SEND IN MY CERTIFICATES NOW?

A: No. After the merger is completed, you will receive written instructions for exchanging your stock certificates.

Q:   WHEN DO YOU EXPECT THIS MERGER TO BE
     COMPLETED?

A: We are currently working to complete this merger in the fourth quarter of 2000.

Q:   WHO CAN HELP ME ANSWER MY QUESTIONS?

A: If you have more questions about the merger or the special meeting, you should contact:

     Ms. M. Catherine Wright
     Scripps Financial Corporation
     P.O. Box 509056
     San Diego, California 92150-9056
     (858) 720-7148

                                    SUMMARY

     This brief summary highlights some information from the Proxy Statement/Prospectus. It does not contain all of the information that may be important to you. We urge you to carefully read the entire Proxy
Statement/Prospectus and the other documents to which this document refers to fully understand the proposed merger. See "WHERE YOU CAN FIND MORE INFORMATION."

THE MERGER (APPENDIX A)

     We have attached the Agreement and Plan of Merger, dated as of June 27, 2000 (as amended), between U.S. Bancorp and Scripps to this Proxy
Statement/Prospectus as Appendix A. The agreement is incorporated by reference into this Proxy Statement/Prospectus. Please read the agreement. It is the legal document that governs the merger.

GENERAL (PAGE 16)

     In the proposed transaction Scripps will merge into U.S. Bancorp. After the merger, you will no longer own shares of Scripps, and your shares of Scripps common stock will be exchanged for shares of U.S. Bancorp common stock as described below. Subject to obtaining the approvals required, we expect to complete the merger in the fourth quarter of 2000.

     A brief description of U.S. Bancorp can be found under the caption "INFORMATION ABOUT U.S. BANCORP." More complete information on the business, operations and management of U.S. Bancorp can be found in U.S. Bancorp's public reports. See "WHERE YOU CAN FIND MORE INFORMATION."

EXCHANGE RATIO; EXCHANGE OF SHARES (PAGES 17 AND 28)

     Each of your shares of Scripps common stock will automatically become the right to receive from U.S. Bancorp a number of shares of U.S. Bancorp common stock. According to the exchange ratio agreed to by U.S. Bancorp and Scripps, you will receive 1.067 shares of U.S. Bancorp common stock for each share of Scripps common stock that you own, subject to adjustment if the average closing sales price of U.S. Bancorp common stock for the 10 trading days prior to the date of regulatory approval of the merger falls below or rises above specified levels. See "QUESTIONS AND ANSWERS ABOUT THE MERGER" and "THE
MERGER -- Conversion of Stock; Exchange Ratio" for a description of the adjustment to the exchange ratio.

     Promptly after we have completed the merger, you will receive written instructions for surrendering your Scripps stock certificates from First Chicago Trust Company of New York, a division of EquiServe, which is U.S. Bancorp's transfer agent. You should not send in your stock certificates until you receive these instructions from First Chicago.

DO NOT SEND STOCK CERTIFICATES WITH YOUR PROXY CARD.

BOOK-ENTRY ISSUANCE OF YOUR U.S. BANCORP STOCK (PAGE 28)

     After the merger is completed and First Chicago has received your Scripps stock certificates, your shares of U.S. Bancorp stock issued in the merger will be registered in book-entry form. You will be mailed an account statement reflecting your ownership. If you prefer, you may receive a stock certificate.

     Book-entry ownership through the Direct Registration System is direct stock ownership -- just like holding a physical certificate -- without the inconvenience and risk associated with safeguarding physical certificates. You will be the direct owner of your U.S. Bancorp shares and will receive all dividends and communications directly from U.S. Bancorp. U.S. Bancorp's transfer agent will periodically mail a statement to you reflecting the number of shares you own. Whether you choose the book-entry or certificate method, you will be responsible for tracking the cost basis of your shares.

SCRIPPS STOCK OPTIONS (PAGE 17)

     In the merger, each option to buy shares of Scripps common stock granted under Scripps' stock option plans will be converted into an option to purchase shares of U.S. Bancorp common stock equal to the number of shares of Scripps common stock subject to the option multiplied by the exchange ratio. The exercise price for these U.S. Bancorp options will equal the quotient of the aggregate exercise price for the Scripps common stock subject to the former Scripps stock option divided by the number of shares of U.S. Bancorp common stock subject to the converted U.S. Bancorp stock option.

DISSENTERS' RIGHTS (PAGE 64)

     Holders of Scripps common stock who do not vote in favor of the merger and who have fully complied with all applicable provisions of the California General Corporation Law may have the right to require U.S. Bancorp to purchase the shares of Scripps common stock held by them for cash at the fair market value of those shares on the day prior to the date the merger was announced. Because Scripps is listed on the American Stock Exchange, this right would only apply if demands for payment are filed with respect to 5% or more of the outstanding Scripps shares. California law does not treat any appreciation or depreciation as a result of the merger as affecting fair market value of the dissenting shares on the valuation date. See "DISSENTERS' APPRAISAL RIGHTS." Appendix C contains a copy of the relevant provisions of the California General Corporation Law. The value of the dissenting shares, determined in accordance with California General Corporation Law, may be more or less than the value of the shares of U.S. Bancorp common stock to be received in connection with the merger.

COMPARATIVE PER SHARE MARKET PRICE INFORMATION (PAGE 11)

     Shares of U.S. Bancorp common stock are listed on the New York Stock Exchange, and shares of Scripps common stock are listed on the American Stock Exchange. On June 26, 2000, the last trading day before we announced the merger, U.S. Bancorp common stock closed at $20.625 per share, and trading in Scripps common stock was halted by the American Stock Exchange at approximately 1:30 p.m. Scripps common stock last traded at a price of $17.00 per share on June 26, 2000 before trading was halted. On August 14, 2000, U.S. Bancorp common stock closed at $21.125 per share and Scripps common stock closed at $21.125 per share.

     Based on the exchange ratio of 1.067 shares of U.S. Bancorp common stock for each share of Scripps common stock, the market value of the consideration that Scripps shareholders will receive in the merger for each share of Scripps common stock would have been $22.00 based on U.S. Bancorp's closing stock price on June 26, 2000, and $22.54 based on U.S. Bancorp's closing stock price on August 14, 2000. As discussed above, the exchange ratio may be adjusted due to certain changes in the closing sales price of U.S. Bancorp common stock prior to regulatory approval of the merger. See "QUESTIONS AND ANSWERS ABOUT THE MERGER." Of course, the market price of U.S. Bancorp common stock will fluctuate prior to the merger. To determine whether the exchange ratio may be subject to adjustment, you are encouraged to obtain current stock price quotations for U.S. Bancorp common stock and Scripps common stock.

THE COMPANIES (PAGES 45 AND 47)

     U.S. BANCORP
     U.S. Bank Place
     601 Second Avenue South
     Minneapolis, Minnesota 55402-9302
     (612) 973-1111

     U.S. Bancorp is a multi-state financial holding company with its headquarters in Minneapolis, Minnesota. U.S. Bancorp operates four banks and eleven trust companies with banking offices in 16 Midwestern and Western states. U.S. Bancorp offers full-service brokerage services at approximately 100 offices through a wholly owned subsidiary. The banking subsidiaries of U.S. Bancorp are engaged in general retail and commercial banking business, and provide a wide variety of services to individuals, businesses, industry, institutional organizations, governmental entities and other financial institutions. U.S. Bancorp also has various other subsidiaries engaged in financial services.

     At June 30, 2000, U.S. Bancorp's assets totaled $86 billion, making it the 11th largest financial holding company in the nation. For the quarter ended June 30, 2000, U.S. Bancorp reported a return on average assets of 1.93%, a return on average common equity of 20.5% and an efficiency ratio of 52.1%, excluding merger-related charges and available-for-sale securities transactions. Without the impact of investment banking and brokerage activity, its efficiency ratio was 44.7%.

     For further information concerning U.S. Bancorp, see "INFORMATION ABOUT U.S. BANCORP" and "SUMMARY -- Selected Financial Data -- Selected Historical Financial Data of U.S. Bancorp" and the U.S. Bancorp documents incorporated by reference in this Proxy Statement/Prospectus as described under "WHERE YOU CAN FIND MORE INFORMATION."

     SCRIPPS FINANCIAL CORPORATION
     5787 Chesapeake Court
     San Diego, California 92121
     (858) 720-7167

     Scripps Financial Corporation is a California corporation, which was formed in the Spring of 1999 as a federally regulated bank holding company. Scripps acquired the stock of Scripps Bank on June 30, 1999 in a transaction in which all of the shareholders of Scripps Bank became shareholders of Scripps. At this time Scripps Bank became a wholly owned subsidiary of Scripps.

     Scripps Bank, a California banking corporation, is a federally insured bank with its headquarters in Kearny Mesa and main office in La Jolla and additional full-service offices in downtown San Diego, El Cajon, Escondido, Kearny Mesa, Encinitas, Point Loma and Chula Vista. Scripps Bank commenced operations on January 16, 1984. Scripps Bank is licensed and regulated by the California Department of Financial Institutions, and its deposits are insured up to the maximum legal limits by the Federal Deposit Insurance Company. Scripps Bank targets businesses, professionals and individuals interested in personalized relationship-oriented financial services in its geographical markets of San Diego County. The Scripps Bank trust department is committed to providing San Diego County with high quality personalized trust and investment management services. The trust department offers a full range of personal trust services to individuals.

     On June 30, 2000, Scripps' assets were approximately $696.5 million, its deposits were approximately $621.6 million and its shareholders' equity was approximately $48.2 million. For the quarter ended June 30, 2000, Scripps reported a return on average assets of 1.04%, a return on average common equity of 14.2% and an efficiency ratio of 67.2%.

     For further information concerning Scripps, see "INFORMATION ABOUT SCRIPPS" and "SUMMARY -- Selected Financial Data -- Selected Historical Financial Data of Scripps" and the Scripps documents incorporated by reference in this Proxy Statement/Prospectus as described under "WHERE YOU CAN FIND MORE INFORMATION."

SCRIPPS SPECIAL MEETING (PAGE 14)

     The special meeting of Shareholders of Scripps will be held on
            , 2000, at      a.m., local time, at                          . At
the special meeting, shareholders of Scripps will be asked:

- to consider and vote on a proposal to approve the merger of Scripps with U.S. Bancorp;

- to consider and transact other business that may properly come before the special meeting and at any adjournments or postponements.

     If the merger is approved by Scripps' shareholders and we subsequently complete the merger, any other proposals, if approved, will only be effective until the merger is completed, which we expect will occur in the fourth quarter of 2000.

RECORD DATE; VOTE REQUIRED (PAGE 14)

     You can vote at the special meeting if you owned Scripps common stock at
the close of business on             , 2000. You can cast one vote for each
share of Scripps common stock you owned at that time. Approval of the merger by Scripps' shareholders requires the favorable vote of at least the majority of the votes cast on the proposal.

     If you are the registered owner of your shares, you may vote them in person by attending the special meeting or by mailing us your proxy if you are unable or do not wish to attend. If your shares are deposited with a broker, the broker will advise you about the special meeting and how to instruct them to vote your shares (usually by signing and returning your proxy card to the broker). You can revoke your proxy at any time before the special meeting by sending a written notice revoking the proxy or a later-dated proxy to the Secretary of Scripps or the inspector of elections, or by attending the special meeting and filing a written notice revoking the proxy before any votes are taken at the special meeting.

SCRIPPS' REASONS FOR THE MERGER (PAGES 18 AND 20)

     After reviewing the proposed merger and evaluating Scripps' operations and prospects and those of U.S. Bancorp with its financial and legal advisors, Scripps' board of directors believes that the merger is in the best interest of Scripps as well as its shareholders, customers and the communities it serves. In reaching its decision to approve the merger, Scripps' board of directors analyzed:

- the terms of the merger;

- the alternatives for enhancing Scripps' shareholder value, including Scripps' prospects under several alternative strategies, in order to compare the value of a share of Scripps common stock with the consideration proposed to be paid by U.S. Bancorp; and

- the history of U.S. Bancorp and the prospects of U.S. Bancorp if the merger was completed.

U.S. BANCORP'S REASONS FOR THE MERGER

     U.S. Bancorp believes that the merger will provide U.S. Bancorp with an attractive opportunity to expand its operations in Southern California, particularly in the San Diego area. U.S. Bancorp believes that Scripps' locations and business mix complement U.S. Bancorp's current position in California and will enable U.S. Bancorp to offer its broad array of products and services to customers of Scripps.

SCRIPPS' RECOMMENDATION TO SHAREHOLDERS (PAGE 20)

     The board of directors of Scripps believes that the merger is fair to you and in your best interests, and unanimously recommends that you vote "FOR" the proposal to approve the merger.

OPINION OF SCRIPPS' FINANCIAL ADVISOR (PAGE 21)

     Sandler O'Neill & Partners, LP has acted as a financial advisor to Scripps' board of directors in connection with the merger and has delivered to the Scripps board of directors its written opinions that, as of June 27, 2000 and as of the date of this Proxy Statement/Prospectus, based upon and subject to various qualifications and assumptions described in its opinion, the exchange ratio was fair to the Scripps shareholders from a financial point of view. We have attached the full text of the opinion to this document as Appendix B. You should read it completely to understand the assumptions made, matters considered and the limitations of the review made by Sandler O'Neill in providing its opinion. Scripps paid Sandler O'Neill $125,000 for the fairness opinion plus $388,445 to date in 2000. If we complete the merger, Scripps will pay to Sandler
O'Neill an additional fee of approximately $          . Scripps has also agreed
to indemnify Sandler O'Neill for any liabilities assumed related to its engagement and reimburse it for any out of pocket expenses, including those associated with the retention of legal counsel.

CONDITIONS TO COMPLETION OF THE MERGER (PAGE 33)

     The completion of the merger depends on a number of conditions being met. These include, among other conditions:

- approval of the merger and the merger agreement by a majority of the Scripps shareholders;

- approval of the merger by the federal and state regulatory authorities of Scripps and U.S. Bancorp;

- receipt of all permits and authorizations under applicable state securities laws necessary to issue U.S. Bancorp common stock in the merger;

- approval by the New York Stock Exchange of the listing of any newly issued shares of U.S. Bancorp common stock that U.S. Bancorp will issue in the merger;

- the absence of (1) any injunction or legal restraint blocking the merger or
  (2) any proceedings by a government body trying to block the merger; and

- receipt of legal opinions by Scripps and U.S. Bancorp that the merger will qualify as a "reorganization" within Section 368(a) of the Internal Revenue Code of 1986, as amended;

     Either Scripps or U.S. Bancorp could choose to complete the merger even though a condition has not been satisfied, as long as it is not prohibited by law. Scripps and U.S. Bancorp cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

TERMINATION OF THE AGREEMENT; EXPENSES (PAGES 36 AND 38)

     Scripps and U.S. Bancorp can agree at any time to terminate the merger agreement without completing the merger. Also, either party can decide to terminate the merger agreement if:

- the other party breaches the merger agreement in a manner that affects the breaching party in a material way, and the breaching party does not correct the breach within 30 days following receipt of notice of the breach;

- the merger has not been completed by December 31, 2000, unless the failure to complete the merger by that time is due to a violation of the merger agreement by the party that wants to terminate the merger agreement (however, if the merger is not completed because of delays in obtaining governmental approval for certain takeover proposals involving U.S. Bancorp then either party can extend the deadline to no later than June 30, 2001);

- any government agency denies an approval needed to complete the merger, and that denial has become final and nonappealable;

- Scripps does not obtain shareholder approval; or

- a condition in the merger agreement becomes impossible to satisfy.

     U.S. Bancorp may also terminate the merger agreement if the Scripps' board of directors withdraws, changes or modifies, in some way adverse to U.S. Bancorp, its recommendation to the Scripps shareholders to approve the merger prior to the special meeting or if the special meeting is not called and held. U.S. Bancorp may also terminate the merger agreement if Scripps' board of directors recommends or approves a takeover proposal with another party or Scripps enters into an agreement regarding a takeover proposal with another party.

     Scripps can terminate the merger agreement if it enters into an agreement regarding a takeover proposal that is superior from a financial standpoint and it pays U.S. Bancorp the termination fee that is discussed below.

     If the merger agreement is terminated and the merger abandoned under certain circumstances, Scripps will pay to U.S. Bancorp $5,000,000 as a termination fee. Scripps would only be required to pay this fee if it is acquired by another party and any of the following events has occurred:

- U.S. Bancorp terminates the merger agreement because Scripps has breached any of its representations and warranties or has failed to perform any of its covenants that affects U.S. Bancorp in a material way, and the breach has not been cured within 30 days following receipt of notice of the breach, and if a takeover proposal involving Scripps is publicly announced and Scripps completes a takeover proposal or enters into an agreement for a takeover proposal into on or before June 30, 2001;

- U.S. Bancorp terminates the merger agreement because of Scripps' failure to obtain the necessary shareholder approval and a takeover proposal involving Scripps is publicly announced and Scripps completes a takeover proposal or enters into an agreement for a takeover proposal on or before June 30, 2001;

- U.S. Bancorp terminates the merger agreement because of the withdrawal, change or modification of Scripps' board of directors' recommendation to approve the terms of the merger that is in some way adverse to U.S. Bancorp;

- U.S. Bancorp terminates the merger agreement because Scripps' board of directors recommends or approves a takeover proposal with another party or Scripps enters into a takeover proposal with another party; or

- Scripps terminates the merger agreement because it enters into an agreement regarding a takeover proposal that is superior from a financial standpoint.

WAIVER AND AMENDMENT (PAGE 37)

     Scripps and U.S. Bancorp may jointly amend the merger agreement. In addition, each party may waive its right to require the other party to adhere to the terms and conditions of the merger agreement. However, Scripps and U.S. Bancorp may not amend the merger agreement after

Scripps shareholders approve the merger if the amendment (1) reduces or changes the consideration that will be received by Scripps shareholders or (2) violates the California General Corporation Law.

ACCOUNTING TREATMENT (PAGE 42)

     U.S. Bancorp expects to account for the merger using the purchase method of accounting under accounting principles generally accepted in the United States.

REGULATORY APPROVALS (PAGE 34)

     We cannot complete the merger unless it is approved by the California Department of Financial Institutions and the Comptroller of Currency. In addition, we cannot complete the merger until we receive approval or a waiver from the Board of Governors of the Federal Reserve System. Once the Board of Governors of the Federal Reserve System, the California Department of Financial Institutions and the Comptroller of Currency approve the merger or grant a waiver, as applicable, we have to wait anywhere from 15 to 30 days before we can complete the merger, during which time the Department of Justice can challenge the merger.

     U.S. Bancorp and Scripps have also agreed to merge Scripps' subsidiary bank, Scripps Bank, into U.S. Bancorp's lead subsidiary bank, U.S. Bank National Association. We must obtain the approval of the Comptroller of Currency before we can complete the merger of the two banks.

     In addition, the merger is subject to the approval of, or notice to, state and other regulatory authorities.

     Scripps and U.S. Bancorp have filed all of the required applications or notices with the Board of Governors of the Federal Reserve System, the California Department of Financial Institutions, the Comptroller of Currency and any other regulatory authorities.

     As of the date of this Proxy Statement/ Prospectus, we have not received all of the required approvals or waivers. Although we do not know of any reason that we would not be able to obtain the necessary approvals or waivers in a timely manner, we cannot be certain when or if we will obtain them.

INTERESTS OF DIRECTORS AND OFFICERS IN THE MERGER THAT DIFFER FROM YOUR INTERESTS (PAGE 38)

     The interests of certain executive officers and directors of Scripps are somewhat different than other shareholders because the terms of their agreements and arrangements with Scripps or U.S. Bancorp give them additional benefits in connection with the merger. These agreements and arrangements include:

- employment and change in control agreements with certain officers and directors; and

- supplemental executive retirement plan agreements with certain officers and directors.

     U.S. Bancorp has entered into new employment agreements with Ronald J. Carlson, Douglas H. Evans and Richard J. Roncaglia. Most of the terms of these new employment agreements become effective and are contingent upon completion of the merger. These new employment agreements provide for various incentives, such as bonuses and grants of stock options and restricted stock. U.S. Bancorp has also agreed to assume the supplemental executive retirement plan agreements of Mr. Carlson.

     Also, following the merger, U.S. Bancorp will purchase directors' and officers' insurance for the officers and directors of Scripps and will indemnify officers and directors of Scripps for events occurring before the merger, including events that are related to the merger agreement. This indemnity and insurance will be in addition to the indemnification and insurance to which those officers and directors of Scripps who become officers and directors of U.S. Bancorp following the completion of the merger will be entitled while acting in that capacity at and after the merger. See "THE MERGER -- Interests of Certain Persons in the Merger" and "-- Indemnification of Scripps Directors and Officers by U.S. Bancorp."

     Scripps' board of directors knew about the proposed interests of certain of Scripps' executive officers and directors described above, and considered them when it approved the merger agreement and the merger.

VOTING AGREEMENTS (PAGE 37)

     Under voting agreements with U.S. Bancorp, each of the members of the Scripps board of directors and each executive officer of Scripps has agreed to vote his or her shares of Scripps
common stock in favor of the merger. As of August   , 2000, these directors and
executive officers together were able to direct the voting of 2,151,115 shares (or approximately 31%) of the Scripps common stock. See "THE MERGER -- The Voting Agreements."

MATERIAL FEDERAL INCOME TAX CONSEQUENCES (PAGE 41)

     We expect that for United States federal income tax purposes, your exchange of shares of Scripps common stock for shares of U.S. Bancorp common stock generally will not cause you to recognize any gain or loss. You will, however, have to recognize gain or loss in connection with any cash you receive for your fractional shares.

     THIS TAX TREATMENT MAY NOT APPLY TO EVERY SCRIPPS SHAREHOLDER. DETERMINING THE ACTUAL TAX CONSEQUENCES OF THE MERGER TO YOU MAY BE COMPLICATED. THEY WILL DEPEND ON YOUR SPECIFIC SITUATION AND ON SPECIAL FACTS NOT WITHIN OUR CONTROL. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR FOR A FULL UNDERSTANDING OF THE MERGER'S TAX CONSEQUENCES.

     See "THE MERGER -- Material Federal Income Tax Consequences."

MATERIAL DIFFERENCES IN THE RIGHTS OF SHAREHOLDERS (PAGE 52)

     The rights of U.S. Bancorp stockholders are governed by Delaware law and U.S. Bancorp's certificate of incorporation and bylaws. The rights of Scripps shareholders are governed by California law and Scripps' articles of incorporation and bylaws. Upon our completing the merger, Scripps shareholders will become shareholders of U.S. Bancorp, and the rights of Scripps shareholders will be governed by Delaware law and by U.S. Bancorp's certificate of incorporation and bylaws. See "DESCRIPTION OF U.S. BANCORP CAPITAL STOCK AND COMPARISON OF SHAREHOLDER RIGHTS."

FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE (PAGE 69)

     This Proxy Statement/Prospectus (including documents to which we refer you in this Proxy Statement/Prospectus) contains forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and important factors could cause actual results to differ materially from those anticipated, including the following:

- unanticipated expenditures related to U.S. Bancorp's investments in its consumer banking, payment systems and wealth management businesses or its internet development and slower than anticipated deposit and loan growth;

- less favorable than expected general economic or industry conditions;

- changes in the domestic interest rate environment;

- changes in the conditions of the securities markets adversely affecting revenues from capital markets businesses;

- changes in the laws, regulations and policies governing financial services companies;

- industry changes in information technology systems which present operational issues or require significant capital spending;

- increased competitive pressures; and

- less than anticipated revenue enhancements or cost savings from acquisitions.

                  UNAUDITED COMPARATIVE PER COMMON SHARE DATA

     The following table presents selected comparative unaudited per share data for U.S. Bancorp on a historical and pro forma combined basis, and for Scripps on a historical and pro forma equivalent basis, giving effect to the merger using the purchase method of accounting. The information presented below is derived from the consolidated historical financial statements of U.S. Bancorp and Scripps, including the related notes, incorporated by reference into this Proxy Statement/Prospectus. This information should be read in conjunction with the historical financial statements and the related notes. See "WHERE YOU CAN FIND MORE INFORMATION." The per share data included below is not necessarily indicative of the results of future operations of the combined entity or the actual results that would have been achieved had the merger been completed prior to the periods indicated.

     The pro forma combined book values per share of U.S. Bancorp common stock are based upon the pro forma total common equity for U.S. Bancorp and Scripps, divided by the total pro forma shares of U.S. Bancorp common stock, assuming conversion of Scripps common stock at an exchange ratio of 1.067 shares of U.S. Bancorp common stock for each share of Scripps common stock as provided in the merger agreement. The pro forma equivalent book values per share of Scripps common stock represent the pro forma combined amounts multiplied by the exchange ratio. The pro forma combined dividends declared assume no changes in the historical dividends declared per share of U.S. Bancorp common stock. The pro forma equivalent dividends per share of Scripps common stock represent the cash dividends declared on a share of U.S Bancorp common stock multiplied by the exchange ratio. The pro forma combined net income per share has been computed based on the average number of outstanding shares of U.S. Bancorp, and the average number of outstanding shares of Scripps common stock adjusted for the exchange ratio. The pro forma equivalent net income per share of Scripps common stock represents the pro forma combined net income multiplied by the exchange ratio.

                                          U.S. BANCORP COMMON STOCK            SCRIPPS COMMON STOCK
                                       -------------------------------   ---------------------------------
                                       HISTORICAL   PRO FORMA COMBINED   HISTORICAL   PRO FORMA EQUIVALENT
                                       ----------   ------------------   ----------   --------------------
Book value:
  June 30, 2000......................    $10.62           $10.72           $6.98             $11.43
  December 31, 1999..................     10.14            10.24            6.56              10.93
Dividends declared:
  Six months ended June 30, 2000.....      0.43             0.43            0.06               0.46
  Year Ended December 31, 1999.......      0.78             0.78            0.12               0.83
Net income (basic):
  Six months ended June 30, 2000.....      1.03             1.02            0.48               1.09
  Year Ended December 31, 1999.......      2.07             2.05            0.64               2.18
Net income (diluted):
  Six months ended June 30, 2000.....      1.03             1.02            0.47               1.09
  Year Ended December 31, 1999.......      2.06             2.03            0.63               2.17

                 COMPARATIVE PER SHARE MARKET PRICE INFORMATION

     Shares of U.S. Bancorp common stock are listed on the New York Stock Exchange, and shares of Scripps common stock are listed on the American Stock Exchange. The following table sets forth the closing price per share of U.S. Bancorp common stock and the last price at which Scripps common stock traded before the American Stock Exchange halted trading on Scripps common stock and the "equivalent per share price" (as explained below) of Scripps common stock as of June 26, 2000, the last trading day before the date on which U.S. Bancorp and
Scripps announced the merger, and as of August   , 2000, the last practicable
date prior to the date of this document. The "equivalent per share price" of Scripps common stock on any date equals the closing price of the U.S. Bancorp common stock on that date multiplied by the exchange ratio of 1.067 shares of U.S. Bancorp common stock for each share of Scripps common stock.

                                                     U.S. BANCORP     SCRIPPS        EQUIVALENT
           MARKET PRICE PER SHARE AS OF              COMMON STOCK   COMMON STOCK   PER SHARE PRICE
           ----------------------------              ------------   ------------   ---------------
June 26, 2000......................................    $20.625        $ 17.00          $22.00
August 14, 2000....................................    $21.125        $21.125          $22.54

     Of course, the market price of U.S. Bancorp common stock and Scripps common stock will fluctuate prior to the merger. Therefore, you are encouraged to obtain current stock price quotations for U.S. Bancorp common stock and Scripps common stock prior to the completion of the merger.

                            SELECTED FINANCIAL DATA

    In the following tables, we provide you with summary historical financial data of U.S. Bancorp and Scripps. We have prepared this information using the unaudited consolidated financial statements for the six-month periods ended June 30, 2000 and 1999, and the audited consolidated financial statements for the five years ended December 31, 1999.

    When you read this summary historical data, it is important that you also read the historical financial statements and related notes in the quarterly and annual reports filed with the Securities Exchange Commission, as well as the section of the quarterly and annual reports titled "Management's Discussion and Analysis of Financial Condition and Results of Operations." See "WHERE YOU CAN FIND MORE INFORMATION."

               SELECTED HISTORICAL FINANCIAL DATA OF U.S. BANCORP

                                                      FOR THE SIX MONTHS
                                                        ENDED JUNE 30,                FOR THE YEAR ENDED DECEMBER 31,
                                                      -------------------   ----------------------------------------------------
                                                        2000       1999       1999       1998       1997       1996       1995
                                                      --------   --------   --------   --------   --------   --------   --------
                                                                     (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
CONDENSED INCOME STATEMENT:
Net interest income (taxable-equivalent basis)......  $1,742.1   $1,616.7   $3,302.7   $3,111.9   $3,106.0   $3,034.7   $2,886.6
Provision for credit losses.........................     317.0      243.0      531.0      379.0      460.3      271.2      239.1
        Net interest income after provision for
          credit
          losses....................................   1,425.1    1,373.7    2,771.7    2,732.9    2,645.7    2,763.5    2,647.5
                                                      --------   --------   --------   --------   --------   --------   --------
Available-for-sale securities gains (losses)........        --         --       (1.3)      12.6        3.6       20.8        3.0
Merger-related and restructuring gains..............        --         --         --         --         --      235.8         --
Other noninterest income............................   1,597.1    1,282.2    2,760.0    2,244.0    1,611.6    1,526.5    1,310.3
Merger-related and restructuring charges............      28.1       17.9       62.4      216.5      511.6      127.7       98.9
Other noninterest expense...........................   1,764.5    1,453.7    3,064.5    2,627.8    2,300.7    2,410.4    2,377.0
                                                      --------   --------   --------   --------   --------   --------   --------
        Income before income taxes..................   1,229.6    1,184.3    2,403.5    2,145.2    1,448.6    2,008.5    1,484.9
Taxable-equivalent adjustment.......................      34.4       21.4       42.0       51.3       57.9       64.1       63.9
Income taxes........................................     423.1      421.8      855.0      766.5      552.2      725.7      523.9
                                                      --------   --------   --------   --------   --------   --------   --------
        Net income..................................  $  772.1   $  741.1   $1,506.5   $1,327.4   $  838.5   $1,218.7   $  897.1
                                                      ========   ========   ========   ========   ========   ========   ========
FINANCIAL RATIOS:
Return on average assets............................      1.87%      1.98%      1.96%      1.85%      1.22%      1.81%      1.42%
Return on average common equity.....................      19.9       24.1       23.0       21.9       14.6       21.1       17.2
Efficiency ratio....................................      53.7       50.8       51.6       53.1       59.6       52.9       59.0
Net interest margin (taxable-equivalent basis)......      4.78       4.84       4.83       4.87       5.04       5.04       5.10
PER COMMON SHARE:
Earnings per share..................................  $   1.03   $   1.03   $   2.07   $   1.81   $   1.13   $   1.60   $   1.19
Diluted earnings per share..........................      1.03       1.02       2.06       1.78       1.11       1.57       1.16
Dividends paid(1)...................................       .43        .39        .78        .70        .62        .55        .48
SELECTED FINANCIAL RATIOS BEFORE MERGER-RELATED AND
  RESTRUCTURING ITEMS AND AVAILABLE-FOR-SALE
  SECURITIES TRANSACTIONS
Diluted earnings per share..........................  $   1.05   $   1.03   $   2.11   $   1.96   $   1.68   $   1.49   $   1.24
Return on average assets............................      1.92%      2.01%      2.01%      2.03%      1.83%      1.71%      1.52%
Return on average common equity.....................      20.4       24.5       23.6       24.1       22.1       20.0       18.4
Efficiency ratio....................................      52.8       50.1       50.5       49.1       48.8       52.8       56.6
Banking efficiency ratio(2).........................      45.0       42.9       43.2       44.2       47.8       52.2       56.1
AVERAGE BALANCE SHEET DATA:
Loans...............................................  $ 64,853   $ 59,705   $ 60,578   $ 55,979   $ 53,513   $ 50,855   $ 47,703
Earning assets......................................    73,344     67,362     68,392     63,868     61,675     60,201     56,556
Assets..............................................    82,927     75,593     76,947     71,791     68,771     67,402     63,084
Deposits............................................    50,051     47,801     48,099     47,327     47,336     47,252     44,726
Long-term debt......................................    17,855     14,193     15,077     11,481      7,527      4,908      4,162
Common equity.......................................     7,790      6,200      6,540      6,049      5,667      5,679      5,090
Total shareholders' equity..........................     7,790      6,200      6,540      6,049      5,798      5,919      5,345
PERIOD-END BALANCE SHEET DATA:
Loans...............................................  $ 67,384   $ 60,896   $ 62,885   $ 59,122   $ 54,708   $ 52,355   $ 49,345
Assets..............................................    86,174     77,390     81,530     76,438     71,295     69,749     65,668
Deposits............................................    52,545     49,267     51,530     50,034     49,027     49,356     45,779
Long-term debt......................................    19,762     15,227     16,563     13,781     10,247      5,369      4,583
Common equity.......................................     7,931      6,308      7,638      5,970      5,890      5,613      5,089
Total shareholders' equity..........................     7,931      6,308      7,638      5,970      5,890      5,763      5,342

---------------

(1) Dividends per share have not been restated for the U.S. Bancorp merger. U.S. Bancorp paid common dividends of $139.1 million through July of 1997 ($.62 per share), $168.7 million in 1996 ($1.18 per share) and $133.1 million in 1995 ($1.06 per share).

(2) Without investment banking and brokerage activity.

                 SELECTED HISTORICAL FINANCIAL DATA OF SCRIPPS

                                   FOR THE SIX MONTHS
                                     ENDED JUNE 30,                       FOR THE YEAR ENDED DECEMBER 31,
                                 -----------------------   --------------------------------------------------------------
                                    2000         1999         1999         1998         1997         1996         1995
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                       (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Net interest income............  $   18,046   $   15,744   $   32,839   $   28,396   $   23,218   $   18,099   $   15,958
Provision for loan losses......      (1,252)      (2,160)      (7,230)      (1,805)      (1,452)        (922)      (1,263)
Noninterest income.............       3,139        2,800        5,624        6,095        5,390        4,230        3,554
Noninterest expense............     (14,243)     (11,498)     (24,014)     (22,823)     (20,168)     (15,746)     (13,792)
Provision for income taxes.....      (2,352)      (1,952)      (2,790)      (3,995)      (2,758)      (2,259)      (1,835)
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net income.....................  $    3,338   $    2,964   $    4,429   $    5,868   $    4,230   $    3,402   $    2,622
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
PER COMMON SHARE DATA:(1)
Net income (basic).............  $     0.48   $     0.43   $     0.64   $     0.87   $     0.63   $     0.56   $     0.52
Net income (diluted)...........        0.47         0.43         0.63         0.84         0.61         0.55         0.52
Cash dividends declared........        0.06         0.06         0.12         0.16         0.34         0.31         0.36
Period-end book value..........        6.98         6.55         6.56         6.44         5.66         5.12         4.11
SHARES OUTSTANDING:
Weighted average common shares
  outstanding (basic)..........   6,916,000    6,859,000    6,879,000    6,754,000    6,726,000    6,026,000    5,064,000
Weighted average common shares
  outstanding (diluted)........   7,053,000    6,936,000    6,991,000    6,987,000    6,987,000    6,213,000    5,090,000
Common shares outstanding at
  period end...................   6,906,000    6,876,000    6,909,000    6,797,000    6,708,000    6,772,000    5,570,000
AVERAGE FINANCIAL CONDITION
  DATA:(2)(3)
Investment Securities(4).......  $  175,642   $  180,068   $  151,467   $  127,003   $   99,318   $   86,899   $   55,319
Loans..........................     400,830      348,314      365,105      307,061      243,895      183,176      161,083
Assets.........................     648,143      571,453      588,058      508,871      404,605      324,825      263,732
Deposits.......................     594,173      522,183      537,820      463,829      364,927      293,795      240,661
Shareholders' equity...........      47,178       45,496       46,005       41,095       36,117       28,452       20,930
ASSET QUALITY RATIOS:(2)
Net charge-offs to average
  loans........................        0.00%        0.50%        1.80%        0.22%        0.27%        0.36%        0.56%
Nonperforming loans to total
  loans(5)(10).................        0.83         0.64         1.09         0.40         0.35         0.62         2.09
Nonperforming assets to total
  assets(10)...................        0.61         0.42         0.68         0.23         0.31         0.50         1.20
Allowance for loan losses to
  total loans(10)..............        1.56         1.40         1.36         1.40         1.28         1.32         1.58
Allowance for loan losses to
  nonperforming loans(10)......      188.86       218.57       125.25       352.07       368.29       213.31        75.56
PERFORMANCE RATIOS:(2)
Return on average assets.......        1.04%        1.05%        0.75%        1.15%        1.05%        1.05%        0.99%
Return on average equity.......       14.23        13.14         9.63        14.28        11.71        11.92        12.53
Equity to assets...............        7.28         7.96         7.82         8.08         8.93         8.79         7.94
Dividend payout................       12.95        13.88        18.64        18.57        53.99        54.65        69.80
Net interest margin(6).........        6.08         5.98         6.03         6.02         6.31         6.16         6.67
Efficiency ratio(7)............       67.23        61.90        62.35        66.12        70.36        70.32        70.49
REGULATORY CAPITAL
  RATIOS:(8)(10)
Leverage ratio(9)..............        7.65%        8.08%        7.54%        7.63%        8.30%        9.63%        7.83%
Tier 1 risk-based capital......        9.86        10.31        10.18        10.19        11.10        13.93        16.21
Total risk-based capital.......       11.11        11.48        11.35        11.32        12.20        15.08        17.24

---------------

 (1) Per share data have been retroactively adjusted to reflect a 10% stock dividend in 1996, a 10% stock dividend in 1997 and a two for one split in 1997 for all periods presented.

 (2) Amounts have not been derived from Scripps' quarterly consolidated financial statements but were compiled separately by management.

 (3) Average balance sheet data has been derived from quarterly balances for 1995; otherwise from year-to-date balances.

 (4) Amounts are derived from average balances based upon market value.

 (5) Nonperforming loans represent nonaccrual loans and loans still accruing interest and contractually past due 90 days or more.

 (6) Net interest income divided by average interest-earning assets.

 (7) Efficiency ratio is defined as the ratio of noninterest expenses, less cost related to real estate owned, to the sum of net interest income and noninterest income exclusive of securities gains (losses).

 (8) Computed in accordance with 1992 Federal guidelines, which were initially effective January 1, 1990.

 (9) Leverage ratio is defined as the ratio of Tier 1 capital to average assets for the most recent quarter.

(10) Data is as of period end.

                          THE SCRIPPS SPECIAL MEETING

GENERAL

     This Proxy Statement/Prospectus is furnished in connection with the solicitation of the enclosed proxy by the board of directors of Scripps (the "Scripps Board") for use at the special meeting of shareholders of Scripps to be
held at           ,           , San Diego, CA           , on           day,
October   , 2000, beginning at           p.m., local time (the "Special
Meeting"), and at any adjournment or postponement, pursuant to the accompanying Notice of Special Meeting. This Proxy Statement/Prospectus is expected to be
mailed to shareholders of Scripps on or about September   , 2000.

MATTERS TO BE CONSIDERED

     The Special Meeting will be held for the following purposes:

          1. To consider and vote upon a proposal to approve the terms of (i) the proposed merger of Scripps with and into U.S. Bancorp (the "Merger") pursuant to the Agreement and Plan of Merger, dated as of June 27, 2000, as amended (the "Agreement"), between Scripps and U.S. Bancorp and (ii) the Agreement itself. A copy of the Agreement is attached as Appendix A to this Proxy Statement. The Agreement provides for the Merger on the terms and conditions contained in the Agreement.

          2. To consider any other business that may properly come before the Special Meeting and at any adjournments or postponements of the Special Meeting.

RECORD DATE AND OUTSTANDING SECURITIES

     The Scripps Board has fixed the close of business on September   , 2000, as
the record date (the "Record Date"). Only shareholders of record of common stock, no par value per share, of Scripps (the "Scripps common stock") on the books of Scripps as of the close of business on the Record Date will be entitled to notice of and to vote at the Special Meeting and any postponements or adjournments of the Special Meeting. On the Record Date, there were shares of Scripps common stock issued and outstanding, held by approximately shareholders of record.

QUORUM AND VOTING

     The approval of the Merger and the Agreement will require the affirmative vote, in person or by proxy, of the holders of a majority of the outstanding shares of Scripps common stock. A majority of all outstanding shares of Scripps common stock entitled to vote at the Special Meeting, represented in person or by proxy, constitutes a quorum for the transaction of business at the Special Meeting. Abstentions and broker non-votes are each included in the determination of the number of shares present. They are not counted, however, as votes either in favor of or against the proposal to approve the terms of the Merger and the Agreement. As such, abstentions and broker non-votes have the same effect as a vote against he Merger and the Agreement. If any other matters are properly presented at the Special Meeting for consideration, including, among other things, consideration of a motion to adjourn the Special Meeting to another time or place, the persons named in the enclosed form of proxy and acting thereunder will have discretion to vote on such matters in accordance with their best judgment. Abstaining as to any proposal will be counted as a vote not in favor of a proposal.

     If a quorum is not present or less than a majority of the outstanding shares of Scripps common stock are voted in favor of the terms of the Merger and the Agreement, the Special Meeting will be postponed or adjourned for the purpose of allowing additional time to obtain additional proxies or votes, and at any subsequent reconvening of the Special Meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original time of the Special Meeting, except for any proxies that have been revoked or withdrawn prior to the subsequent Special Meeting.

     Each Scripps shareholder will be entitled to one vote for each share of Scripps common stock in such shareholder's name, on the books of Scripps, as of the Record Date, on any matter submitted to the vote of the Scripps shareholders at the Special Meeting.

     Shares of Scripps common stock represented by proxies properly executed and received by Scripps in time to be voted at the Special Meeting will be voted in accordance with the instructions indicated on the proxies and, if no instructions are indicated, will be voted "FOR" the approval of the terms of the Merger and the Agreement. All proxies voted "FOR" the approval of the terms of the Merger and the Agreement, including proxies on which no instructions are indicated, may, at the discretion of the proxy holder, be voted "FOR" a motion to adjourn or postpone the Special Meeting to another time and/or place for the purpose of soliciting additional proxies or otherwise.

     The Scripps Board is not currently aware of any business to be acted upon at the Special Meeting other than as described in this Proxy Statement. If, however, other matters are properly brought before the Special Meeting, persons appointed as proxies will have discretion to vote or act on the matters in their best judgment.

REVOCATION OF PROXIES

     The presence of a Scripps shareholder at the Special Meeting (or at any adjournment or postponement) will not automatically revoke the shareholder's proxy. However, a Scripps shareholder may revoke a proxy at any time prior to its exercise by:

     - delivery to the inspector of elections or the Secretary of Scripps of a written notice of revocation prior to the Special Meeting (or, if the Special Meeting is adjourned or postponed, prior to the time the adjourned or postponed meeting is actually held);

     - delivery to the inspector of elections or the Secretary of Scripps prior to the Special Meeting (or, if the Special Meeting is adjourned or postponed, prior to the time the adjourned or postponed meeting is actually held) of a duly executed proxy bearing a later date; or

     - attending the Special Meeting (or, if the Special Meeting is adjourned or postponed, by attending the adjourned or postponed meeting) and voting in person.

SOLICITATION OF PROXIES

     Proxies may be solicited by mail, telephone, telecopy, facsimile, electronic mail or in person by directors, officers and employees of Scripps, who will receive no additional compensation for these activities. Scripps will also make arrangements with brokerage firms and other custodians, nominees and fiduciaries to forward proxy solicitation materials to the beneficial owners of Scripps common stock held of record by such persons. The entire cost of soliciting proxies under this Proxy Statement/Prospectus will be borne by Scripps and will include amounts paid in reimbursement to banks, brokerage firms, custodians, nominees and others for their reasonable expenses in forwarding soliciting material to the beneficial owners of Scripps common stock held of record by that person.

COMMUNICATIONS BY SCRIPPS SHAREHOLDERS WITH SCRIPPS

     Any written revocation of a proxy or other communications in connection with this Proxy Statement/ Prospectus, and requests for additional copies of this Proxy Statement/Prospectus or the proxy card, should be addressed to:

     M. Catherine Wright, Secretary
     Scripps Financial Corporation
     P.O. Box 509056
     San Diego, CA 92150-9056

     If you have any questions or need further assistance in voting your shares, please call Ms. Wright at (858) 720-7148.

RECOMMENDATION OF THE SCRIPPS BOARD OF DIRECTORS

     At the meeting held on June 27, 2000, the Scripps Board, by unanimous vote of the directors determined that the Merger is fair to, and in the best interests of, the Scripps shareholders, approved the Agreement and the transactions contemplated by the Agreement, and recommended their approval by the Scripps shareholders.

     Each of the directors and executive officers (in his or her capacity as a Scripps shareholder) has executed a voting agreement with U.S. Bancorp (collectively, the "Voting Agreements"). In the Voting Agreements, each of the directors and executive officers has agreed to vote or cause to be voted, in favor of the Agreement and the Merger all shares of Scripps common stock over which he or she has the power to vote, or direct the voting, at the time of the Special Meeting. As of the Record Date, the directors and executive officers of Scripps had the ability to direct the voting of an aggregate of 2,151,115 shares of Scripps common stock, or approximately 31% of the total number of outstanding shares of Scripps common stock.

                                   THE MERGER

     This section of the Proxy Statement/Prospectus describes, among other things, the material aspects of the Merger. The following summary of the material terms and provisions of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Appendix A to this Proxy Statement/ Prospectus.

GENERAL

     On June 27, 2000, U.S. Bancorp and Scripps entered into the Agreement, which provides for the merger of Scripps with and into U.S. Bancorp. U.S. Bancorp may create a wholly-owned subsidiary in its own discretion to merge Scripps into such subsidiary as long as no change occurs to the amount or method of determining the U.S. Bancorp common stock to be received by Scripps shareholders, the tax treatment of the Merger is not adversely affected and there is no material delay or imposition towards completion of the Merger. U.S. Bancorp (or a wholly-owned subsidiary) will be the surviving corporation in the Merger. With certain limited exceptions for shares for which dissenters' rights have been properly perfected, each share of Scripps common stock issued and outstanding at the Effective Time of the Merger (see "-- Effective Time" below) will be converted into the right to receive 1.067 shares of common stock, par value $1.25 per share, of U.S. Bancorp (the "U.S. Bancorp common stock"). The exchange ratio may be adjusted as described in "Conversion of Stock; Exchange Ratio."

THE MERGER

     Subject to the terms and conditions of the Agreement, at the Effective Time, Scripps will merge with and into U.S. Bancorp (or a wholly-owned subsidiary). U.S. Bancorp will be the surviving corporation and will continue its existence as a financial holding company under the Delaware General Corporation Law (the "DGCL").

     At the Effective Time, the separate existence of Scripps will terminate, and holders of Scripps common stock will cease to be, and will have no rights as, shareholders of Scripps, other than to receive any dividend or other distribution with respect to Scripps common stock with a record date occurring prior to the Effective Date. These holders will instead have the right to receive U.S. Bancorp common stock and cash in lieu of fractional shares unless they exercise their dissenters' rights. See "-- Conversion of Stock; Exchange Ratios." After the Effective Time, there will be no transfers on the stock transfer books of Scripps or U.S. Bancorp of shares of Scripps common stock.

CONVERSION OF STOCK; EXCHANGE RATIO

     At the Effective Time, each share of Scripps common stock issued and outstanding immediately prior to the Effective Time will be converted, subject to customary anti-dilution adjustments as provided in the Agreement and described below, into the right to receive shares of U.S. Bancorp common stock based on the ratio of one share of Scripps common stock for 1.067 shares of U.S. Bancorp common stock (the "Exchange Ratio").

     If the average closing sales price of the U.S. Bancorp Common Stock for the 10 trading day period ending on the date of regulatory approval of the Merger (the "Average Price") falls below or rises above specified levels prior to completion of the merger the Exchange Ratio will be adjusted as follows:

     - if the Average Price is less than $18.56, then the Exchange Ratio will equal the quotient of $19.80 divided by the Average Price (rounded to the nearest third decimal point); or

     - if the Average Price is more than $22.69, then the Exchange Ratio will equal the quotient of $24.21 divided by the Average Price (rounded to the nearest third decimal point), except that the Exchange Ratio will not be adjusted if the average closing sales price of U.S. Bancorp Common Stock for the 10 trading days prior to the third business day before the completion date of the merger is more than $22.69 and U.S. Bancorp has publicly announced a merger, consolidation or other business combination transaction in which the U.S. Bancorp board of directors approving such transaction will not be a majority of the surviving entity or less than a majority of the outstanding voting securities of the surviving entity are owned by former shareholders of U.S. Bancorp.

     There is no assurance that the adjusted Exchange Ratio will equal a certain minimum or maximum number of U.S. Bancorp shares or of the value of these shares when you actually receive them after the merger. The Exchange Ratio may be increased or decreased as a result of fluctuations in the closing sales price of U.S. Bancorp common stock prior to the date of regulatory approval of the merger in accordance with the formula highlighted above. Since regulatory approval of the merger will occur prior to the completion of the merger, the Exchange Ratio may not reflect the closing sales price of the U.S. Bancorp common stock immediately before, as of or after completion of the merger.

TREATMENT OF OPTIONS

     At the Effective Time, each outstanding option to purchase shares of Scripps common stock outstanding immediately prior to the Effective Time under any Scripps stock option plan ("Scripps Stock Option") shall be converted into an option to acquire, on the same terms and conditions as were applicable under the relevant Scripps Stock Option, the number of shares of U.S. Bancorp common stock equal to (a) the number of shares of Scripps common stock subject to the Scripps Stock Option, multiplied by (b) the Exchange Ratio (such product rounded up (or down, as necessary for an "incentive stock option") as described below to the nearest whole number) (the "Replacement Option"), at an exercise price per share (rounded up or down to the nearest whole cent) equal to (y) the aggregate exercise price for the shares of Scripps common stock which were purchasable pursuant to such Scripps Stock Option divided by (z) the number of full shares of U.S. Bancorp common stock subject to such Replacement Option in accordance with the foregoing. Notwithstanding the foregoing, each Scripps Stock Option which is intended to be an "incentive stock option" (as defined in Section 422 of the Internal Revenue code of 1986, as amended (the "Code")) will be adjusted in accordance with the requirements of Section 424 of the Code.

ANTIDILUTION ADJUSTMENTS

     If, prior to the Effective Time, the number of outstanding shares of Scripps common stock or U.S. Bancorp common stock is changed as a result of a stock split, reorganization, recapitalization, reclassification, combination, stock dividend, exchange of shares, reverse stock split, or other similar changes in capitalization, or either party declares a stock dividend or extraordinary cash dividend, an appropriate and proportionate adjustment will be made to the Exchange Ratio.

BACKGROUND AND REASONS FOR THE MERGER

     Through its wholly-owned subsidiary, Scripps Bank, Scripps conducts independent commercial banking operations in San Diego County. By focusing on customers and customer service, Scripps Bank has been committed to the goal of being the best bank in the community and San Diego's "Premiere Relationship Bank." As a result of this focus and the dedication of its employees, Scripps Bank grew to exceed $600 million in assets faster than any other locally owned and managed bank currently in San Diego County, having achieved that milestone in just 15 years from formation. In 1999, Scripps Bank became the largest locally owned and locally managed independent bank in San Diego County. Scripps Bank also has the largest and oldest locally owned and headquartered trust and financial services division in San Diego County. Finally, Scripps Bank is the only locally owned San Diego County bank with a county-wide regional office network. Scripps Bank has continued to focus on a niche in the financial services arena which appeals to banking and trust clients who value personalized banking relationships. Scripps believes that referrals from satisfied customers and loyal, repeat business have helped provide the growth that has made Scripps Bank San Diego County's largest locally owned and managed bank.

     Although focusing on personalized service and developing custom tailored financial solutions for businesses, professionals and individuals helped Scripps Bank grow to its current position, Scripps has observed the rapidly changing commercial banking market, which has seen a significant consolidation of financial institutions and resulting increased competition from other banks, thrifts, credit unions, commercial lenders and other entities.

     Throughout 1999, Scripps observed several acquisitions of significant San Diego based financial institutions and was required to adapt to continuing change in the competitive landscape. During this period, the Scripps Board frequently examined prospects for internal growth and enhancement of shareholder value, potential acquisitions of one or more local financial institutions, and the possibility for a combination with a larger institution. After the integration of its August 1998 acquisition of Pacific Commerce Bank, Scripps Bank moved to a holding company structure as of July 1, 1999 and continued to evaluate means to enhance shareholder value. In November and December 1999, Scripps representatives had discussions with advisors to two local financial institutions concerning potential combinations. In December 1999, Scripps hired Sandler O'Neill & Partners as its financial advisor to assist the Scripps Board in the exploration of possible business combination transactions.

     In January 2000, the Scripps Board met to evaluate the potential acquisition of one or more local financial institutions as well as other alternatives. While these evaluations were proceeding, in late January and early February, Scripps was contacted by larger financial institutions regarding Scripps' possible interest in a combination. The parties entered into confidentiality agreements and Sandler O'Neill held preliminary discussions with representatives of these entities concerning potential transactions.

     On February 16, 2000, the Scripps Board met to discuss the potential acquisition of two local financial institutions or the alternative course of pursuing a transaction with a larger financial institution. Sandler O'Neill discussed the current financial performance of Scripps and the current bank merger environment. The Scripps Board advised Sandler O'Neill of its views on acceptable transaction valuations and other significant issues that would need to be considered in evaluating these and other potential proposals. On February 21, 2000, representatives of Scripps and Sandler O'Neill met with the advisors to the local financial institutions who had expressed an interest in combining with Scripps.

     On February 23, 2000, the Scripps Board met again to consider a potential transaction involving the acquisition of the local financial institutions or the alternative of combining with a larger financial institution. The Scripps Board received detailed analysis of the various proposals, as well as a comparison to the potential values that could be obtained for the Scripps shareholders by improving the financial performance of Scripps Bank. The Scripps Board determined to focus on improving operating results of Scripps Bank and to review a potential offering of trust preferred stock to fund a limited open market repurchase of Scripps common stock.

     On March 1, 2000, the Scripps Board met again to discuss the details of the potential trust preferred offering. Following this meeting, representatives of Sandler O'Neill met with the Scripps management group to discuss various interest rate risk profiles and possible investment strategies. Thereafter, the Board elected not to pursue the trust preferred offering.

     In March 2000, in order to provide the Board with a sufficient amount of time to evaluate and retain a replacement and to provide for an orderly transition, Scripps' President and Chief Executive Officer, Ronald J. Carlson, advised the Scripps Board that he anticipated retiring in late 2002. During this period, the Scripps Board determined to seek a replacement for Mr. Carlson.

     On May 17, 2000, Scripps held its annual meeting of shareholders. At the meeting, several shareholders expressed their belief that Scripps should actively solicit an acquisition by a larger institution, while other shareholders expressed a strong preference for the bank to remain an independent organization focused on San Diego County with potential growth through acquisitions of smaller banks. The Scripps Board indicated that it would consider in good faith all feasible alternatives, consistent with its fiduciary obligations. On May 19, 2000, Sandler O'Neill met with the Scripps Board to provide an updated valuation model for Scripps and an analysis by Sandler O'Neill of the institutions most likely to be interested in acquiring Scripps. The Scripps Board authorized Sandler O'Neill to pursue discussions with five organizations to determine their interest before the Scripps Board commenced intensive efforts to search for a new Chief Executive Officer. Through the end of May, Sandler O'Neill contacted several potential acquirers and, following execution of appropriate confidentiality agreements, forwarded preliminary information concerning Scripps and Scripps Bank to these parties.

     On June 6, 2000 the Scripps Board received preliminary proposals from U.S. Bancorp and from another large financial institution. On June 8, 2000 the Scripps Board met to analyze the proposals and alternative courses of action. Sandler O'Neill presented its analysis of the proposals and its views on the possibility for improvements or alternatives. The Scripps Board determined that the U.S. Bancorp proposal was sufficiently more favorable than the other proposal and that only the U.S. Bancorp proposal should be pursued. This determination was based on the relative valuations of the Scripps shares in these preliminary proposals, the Scripps Board's expectations about ease of integration and transition of customers, the perceived differences in the timing and scope of due diligence review necessary to enable the potential acquirers to be in a position to enter into a definitive agreement and information from its financial and legal advisors. At the June 8, 2000 meeting, the Scripps Board authorized U.S. Bancorp to perform offsite due diligence. On June 14, 2000 the Scripps Board met to evaluate the revised proposals that had been received together with the results of the preliminary discussions. Sandler O'Neill presented a detailed review of the contacts that had been made, the proposals that had been received, a comparison of the proposals versus the alternative of remaining an independent entity and a financial analysis of the securities that would be received from the potential acquirers. The Scripps Board authorized Sandler O'Neill to continue discussions with these parties.

     During the week of June 19, 2000 U.S. Bancorp conducted its due diligence evaluation of Scripps. By the end of the week, U.S. Bancorp had completed its due diligence and confirmed its interest in an acquisition at the $22.00 per share level. During the week of June 19, 2000 the management teams and legal counsel of U.S. Bancorp and Scripps, as well as their financial advisors, had several discussions concerning the potential terms of the Agreement and other related documents. Although the other potential acquirer verbally expressed some willingness to increase its proposal to the range of U.S. Bancorp's, the Scripps Board concluded that the U.S. Bancorp proposal was sufficiently more favorable that only the U.S. Bancorp proposal should be pursued, based on the relative valuations, due diligence implications, customer transition, employee integration and other uncertainties posed by the alternative proposal.

     On Friday, June 23, 2000 the closing price for Scripps common stock on the American Stock Exchange increased to $14.00 from the approximately $13.06 closing price it had averaged over the previous ten trading days. On Monday June 26, 2000 the trading prices for Scripps common stock on the American Stock Exchange increased further to a high of $17.00. After inquiries from the American Stock

Exchange concerning possible rumors contributing to this stock price increase, Scripps and the American Stock Exchange agreed to suspend trading in the Scripps common stock until such time as Scripps could make an appropriate public announcement.

     On June 27, 2000, the Scripps Board met to discuss and review, with the assistance of its legal counsel and Sandler O'Neill, the draft Agreement and the related documents. Representatives of Sandler O'Neill provided an extensive review of financial information concerning U.S. Bancorp and the proposed transaction. Sandler O'Neill delivered to the Scripps Board its oral opinion that, as of such date, the exchange ratio contemplated in the Agreement was fair from a financial point of view to the Scripps shareholders. Legal counsel also reviewed with the Scripps Board their duties and the terms of the Agreement. Based upon the Scripps Board's review and discussion of the Agreement, its terms and conditions and the related documents, the opinion of Sandler O'Neill, as well as other relevant factors, the Scripps Board, by unanimous vote of all directors, authorized and approved the execution of the Agreement. The Agreement was executed during the afternoon of June 27, 2000 and a press release concerning the Merger was issued by the parties that evening.

RECOMMENDATION OF THE SCRIPPS BOARD OF DIRECTORS AND SCRIPPS' REASONS FOR THE MERGER

     The Scripps Board believes that the terms of the Merger are fair, and are in the best interests of Scripps and its shareholders, and recommends that the shareholders of Scripps vote FOR approval of the Agreement and the Merger.

     In reaching its decision to approve the Merger, the Scripps Board analyzed alternatives for enhancing Scripps' shareholder value, including Scripps' prospects under several different strategies for independent operations, in order to compare the value of a share of Scripps common stock with the consideration to be paid by U.S. Bancorp. At the same time, the Scripps Board also reviewed the history of U.S. Bancorp and the prospects of U.S. Bancorp if the Merger is completed. It also consulted with Scripps' legal advisor and Sandler O'Neill. Factors that were examined in this analysis include the following:

     - the prospects for Scripps on a stand alone basis and on the basis of alternative stand alone strategies, such as growth through acquisitions;

     - the Scripps Board's review with its legal and financial advisors of alternatives to the Merger, the range of possible values to Scripps shareholders obtainable through implementation of alternatives and the timing and likelihood of the same;

     - the consolidation currently underway in the banking industry and increased competition from larger banks in California;

     - the potential changes to the competitive environment as a result of the adoption and phase-in of regulatory changes under the Gramm-Leach-Bliley Act of 1999;

     - the current and prospective economic environment and increasing regulatory and competitive burdens and constraints facing community banks;

     - the ability of a larger institution to compete in the banking environment and to leverage overhead costs;

     - the advantages of being part of a larger entity, including the potential for operating efficiencies and a higher lending limit for Scripps' customers and prospective customers;

     - the approach U.S. Bancorp took in integrating other acquisitions in the San Diego area;

     - a review of the business, operations, earnings and financial condition of U.S. Bancorp on both a historical and a prospective basis, the enhanced opportunities for operating efficiencies and revenue enhancement that could result from the Merger, the enhanced opportunities for growth that the Merger could make possible and the respective contributions that the parties would bring to a combined institution;

     - the announced intention of Mr. Carlson to retire in late 2002 and the need to find a replacement for him if Scripps were to remain independent;

     - the terms of the Agreement and other documents to be executed in connection with the Merger, including the Exchange Ratio in the Agreement, noting that the implied value reflected a 71% premium for Scripps shareholders based on the closing price of U.S. Bancorp common stock and Scripps common stock on June 19, 2000, eight trading days prior to the announcement of the Merger;

     - the value of the consideration offered by U.S. Bancorp compared to the value of the consideration offered in other acquisitions of financial institutions in California in 1998, 1999 and 2000, and the prospects for enhanced value of the combined entity in the future;

     - the history of U.S. Bancorp in paying higher dividends than Scripps;

     - the fact that the U.S. Bancorp common stock to be issued in the Merger to the Scripps shareholders will be listed on the New York Stock Exchange (the "NYSE") and the future liquidity of U.S. Bancorp common stock;

     - the tax-free nature of the Merger; and

     - the opinion of Sandler O'Neill that the Exchange Ratio to be received by Scripps shareholders pursuant to the Merger was fair to such shareholders from a financial point of view, as of the date of the opinion.

     The foregoing discussion of the information and factors considered by the Scripps Board is not intended to be exhaustive, but constitutes the material factors considered by the Scripps Board. In reaching its determination to approve and to recommend the Agreement for approval by the shareholders, the Scripps Board did not assign relative or specific weights to the foregoing factors and individual directors may have weighed such factors differently.

     FOR THE REASONS SET FORTH ABOVE, THE SCRIPPS BOARD HAS APPROVED THE AGREEMENT AS IN THE BEST INTERESTS OF SCRIPPS AND ITS SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT SCRIPPS SHAREHOLDERS APPROVE THE AGREEMENT.

OPINION OF SCRIPPS' FINANCIAL ADVISOR

     By letter agreement dated as of December 27, 1999, Scripps retained Sandler O'Neill as an independent financial advisor in connection with Scripps' exploration of possible business combination transactions. Sandler O'Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O'Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

     Sandler O'Neill acted as financial advisor to Scripps in connection with the Merger and participated in certain of the negotiations leading to the Agreement. At the request of the Scripps Board, representatives of Sandler O'Neill attended the June 27, 2000 meeting of the Scripps Board at which the Scripps Board considered and approved the Agreement. At the meeting, Sandler O'Neill delivered to the Scripps Board its oral opinion, subsequently confirmed in writing, that, as of such date, the Exchange Ratio was fair to Scripps shareholders from a financial point of view. Sandler O'Neill has also delivered to the Scripps Board a written opinion dated the date of this Proxy Statement/Prospectus (the "Sandler Opinion") which is substantially identical to the June 27, 2000 opinion. THE FULL TEXT OF THE SANDLER OPINION IS ATTACHED AS APPENDIX B TO THIS PROXY STATEMENT/PROSPECTUS. THE SANDLER OPINION OUTLINES THE PROCEDURES FOLLOWED, ASSUMPTIONS MADE, MATTERS CONSIDERED AND QUALIFICATIONS AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY SANDLER O'NEILL IN RENDERING THE OPINION. THE SANDLER OPINION IS INCORPORATED BY REFERENCE INTO THIS DESCRIPTION OF THE OPINION AND THIS DESCRIPTION IS QUALIFIED IN ITS ENTIRETY BY REFERENCE

TO THE SANDLER OPINION. SCRIPPS SHAREHOLDERS ARE URGED TO CAREFULLY READ THE SANDLER OPINION IN CONNECTION WITH THEIR CONSIDERATION OF THE PROPOSED MERGER.

     THE SANDLER OPINION WAS DIRECTED TO THE SCRIPPS BOARD AND WAS PROVIDED FOR ITS INFORMATION IN CONSIDERING THE MERGER. THE SANDLER OPINION IS DIRECTED ONLY TO THE FAIRNESS OF THE EXCHANGE RATIO TO SCRIPPS SHAREHOLDERS FROM A FINANCIAL POINT OF VIEW. IT DOES NOT ADDRESS THE UNDERLYING BUSINESS DECISION OF SCRIPPS TO ENGAGE IN THE MERGER OR ANY OTHER ASPECT OF THE MERGER AND IS NOT A RECOMMENDATION TO ANY SCRIPPS SHAREHOLDER AS TO HOW SUCH SHAREHOLDER SHOULD VOTE AT THE SPECIAL MEETING WITH RESPECT TO THE MERGER OR ANY OTHER RELATED MATTER.

     In rendering its June 27, 2000 opinion, Sandler O'Neill performed a variety of financial analyses. The following is a summary of the material analyses performed by Sandler O'Neill, but is not a complete description of all the analyses underlying Sandler O'Neill's opinion. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O'Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O'Neill's comparative analyses described below is identical to Scripps or U.S. Bancorp and no transaction is identical to the Merger. Accordingly, an analysis of comparable companies or transactions is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of Scripps or U.S. Bancorp and the companies to which they are being compared.

     The earnings projections for Scripps and U.S. Bancorp relied upon by Sandler O'Neill in its analyses were reviewed with management and were based upon internal projections for the year ending December 31, 2000 for Scripps and on published IBES consensus earnings estimates for 2000 for U.S. Bancorp. For periods after 2000, Sandler O'Neill assumed, with the consent of the management of Scripps an annual growth rate on earning assets of 10%. The 2000 earnings projections furnished to Sandler O'Neill were prepared by the senior management of Scripps for internal purposes only and not with a view towards public disclosure. Those projections, as well as the other earnings estimates relied upon by Sandler O'Neill in its analyses, were based on numerous variables and assumptions which are inherently uncertain and accordingly, actual results could vary materially from those set forth in such projections.

     In performing its analyses, Sandler O'Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Scripps, U.S. Bancorp and Sandler O'Neill. The analyses performed by Sandler O'Neill are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Sandler O'Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the Scripps Board at the June 27th meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O'Neill's analyses do not necessarily reflect the value of Scripps common stock or U.S. Bancorp common stock or the prices at which Scripps common stock or U.S. Bancorp common stock may be sold at any time.

  Summary of Proposal

     Sandler O'Neill reviewed the financial terms of the proposed transaction. Based on the closing price of U.S. Bancorp common stock on June 26, 2000 of $20.625 and an Exchange Ratio of 1.067, Sandler O'Neill calculated an implied transaction value per share of Scripps common stock of $22.00. The implied aggregate transaction value was approximately $154.2 million, based upon 7,009,506 fully diluted shares of Scripps common stock outstanding, which was determined using the treasury stock method at the implied value of $22.00. Based upon the implied transaction value and Scripps' March 31, 2000 financial information, Sandler O'Neill calculated the following ratios:

Implied value/Book value...................................    3.25x
Implied value/Tangible book value..........................    3.25x
Implied value/Last Quarter (3/31/00) EPS...................   21.15x
Implied value/Last Twelve Months (3/31/00) Normalized
  EPS......................................................   20.95x

     For purposes of Sandler O'Neill's analyses, earnings per share were based on fully diluted earnings per share. Sandler O'Neill noted that the implied transaction value represented a 29.4% premium over the June 26, 2000 closing price of Scripps common stock of $17.00.

  Stock Trading History

     Sandler O'Neill reviewed the history of the reported trading prices and volume of Scripps common stock and U.S. Bancorp common stock, and the relationship between the movements in the prices of Scripps common stock and U.S. Bancorp common stock, respectively, to movements in certain stock indices, including the Standard & Poor's 500 Index, the NASDAQ Bank Index and the median performance of a composite group of publicly traded regional commercial banks of comparable size selected by Sandler O'Neill. During the one year period ended June 23, 2000, the Scripps common stock outperformed the NASDAQ Bank Index and its composite group and underperformed the S&P Index, while the U.S. Bancorp common stock underperformed each of the indices to which it was compared.

  Comparable Company Analysis

     Sandler O'Neill used publicly available information to compare selected financial and market trading information for Scripps and two groups of commercial banks selected by Sandler O'Neill. The "Regional Group" consisted of Scripps and the following eight publicly traded regional commercial banks:

Capital Corp of the West                                     Central Coast Bancorp
Hanmi Financial Corp.                                        Heritage Commerce Corp.
Pacific Crest Capital                                        SJNB Financial Corp.
TriCo Bancshares                                             VIB Corp.

The "High Performance Group" consisted of the following eight publicly traded commercial banks which had a return on average equity of greater than 16% (based on last twelve months' earnings) and a price-to-tangible book value of greater than 200%:

Boston Private Financial                                     City Bank
Community Banks Inc.                                         Prosperity Bancshares Inc.
S.Y. Bancorp Inc.                                            Suffolk Bancorp
Summit Bancshares Inc.                                       UNB Corp.

     The analysis compared publicly available financial information for Scripps and the median data for each of the Regional Group and High Performance Group as of and for each of the years ended December 31, 1995 through 1999 and as of and for the twelve months ended March 31, 2000. The table below sets forth the comparative data as of and for the twelve months ended March 31, 2000.

                                                  SCRIPPS    REGIONAL GROUP   HIGH PERFORMANCE GROUP
                                                  --------   --------------   ----------------------
Total Assets....................................  $643,322      $632,155             $675,482
Annual growth rate of total assets..............      7.20%        20.93%               13.83%
Tangible equity/total equity....................      7.27%         7.38%                7.07%
Intangible assets/total equity..................      0.00%         5.15%                2.01%
Net loans/total assets..........................     61.38%        63.91%               72.42%
Cash & securities/total assets..................     35.69%        31.49%               23.64%
Gross loans/total deposits......................     67.77%        74.05%               89.16%
Total borrowings/total assets...................      0.12%         4.33%                5.97%
Nonperforming assets/total assets...............      0.60%         0.34%                0.34%
Loan loss reserves/gross loans..................      1.55%         1.67%                1.30%
Net interest margin.............................      6.03%         5.67%                4.51%
Loan loss provision/average assets..............      1.19%         0.36%                0.19%
Non-interest income/average assets..............      0.96%         0.69%                0.94%
Non-interest expense/average assets.............      4.14%         3.86%                3.05%
Efficiency ratio................................     61.98%        60.11%               52.57%
Return on average assets........................      0.79%         0.93%                1.43%
Return on average equity........................     10.37%        12.43%               18.70%
Price/tangible book value per share.............    207.10%       173.62%              245.74%
Price/earnings per share........................     20.90x        11.43x               12.46x
Dividend yield..................................      0.86%         0.43%                1.80%
Dividend payout ratio...........................     17.91%         6.95%               23.29%

     Sandler O'Neill also used publicly available information to perform a similar comparison of selected financial and market trading information for U.S. Bancorp and a group of large regional commercial banks. The "Super Regional Group" consisted of U.S. Bancorp and the following 12 publicly traded regional commercial banks:

Bank of New York Co.          Bank One Corp.
First Union Corp.             Firstar Corp.
Fleet Boston Financial Group  KeyCorp
National City Corp.           PNC Financial Services Group
State Street Corp.            SunTrust Banks Inc.
Wachovia Corp.                Wells Fargo & Co.

     The analysis compared publicly available financial information for U.S. Bancorp with the median data for the Super Regional Group as of and for each of the years ended December 31, 1995 through 1999 and as of and for the twelve months ended March 31, 2000. The table below sets forth the comparative data as of and for the twelve months ended March 31, 2000.

                                                              U.S. BANCORP   SUPER REGIONAL GROUP
                                                              ------------   --------------------
Total Assets................................................  $83,072,000        $83,504,000
Annual growth rate of total assets..........................         9.15%              5.40%
Tangible equity/total equity................................         5.57%              5.94%
Intangible assets/total equity..............................        40.23%             24.16%
Net loans/total assets......................................        76.90%             70.39%
Cash & securities/total assets..............................        11.49%             23.19%
Gross loans/total deposits..................................       127.21%            105.12%
Total borrowings/total assets...............................        24.73%             24.73%
Nonperforming assets/total assets...........................         0.44%              0.41%
Loan loss reserves/gross loans..............................         1.56%              1.39%
Net interest margin.........................................         4.83%              3.93%
Loan loss provision/average assets..........................         0.72%              0.30%
Non-interest income/average assets..........................         3.71%              2.92%
Non-interest expense/average assets.........................         4.11%              3.69%
Efficiency ratio............................................        51.31%             56.61%
Return on average assets....................................         1.93%              1.46%
Return on average equity....................................        21.89%             18.56%
Price/tangible book value per share.........................       335.76%            278.35%
Price/earnings per share....................................        10.07x             11.43x
Dividend yield..............................................         3.86%              3.36%
Dividend payout ratio.......................................        38.83%             41.56%

  Analysis of Selected Merger Transactions

     Sandler O'Neill reviewed certain other transactions announced from January 1, 2000 to June 2, 2000 involving publicly traded commercial banks as acquired institutions with transaction values greater than $15 million. Sandler O'Neill reviewed 38 transactions announced nationwide (the "Nationwide Transactions") and six transactions announced in California (the "California Transactions"). Sandler O'Neill reviewed the multiples of transaction value to last four quarters' earnings, transaction value to book value, transaction value to tangible book value, tangible book premium to core deposits, transaction value to total assets and premium to market and computed high, low, mean and median multiples and premiums for the respective groups of transactions. These multiples were applied to Scripps' financial information as of and for the quarter ended March 31, 2000. As illustrated in the following table, Sandler O'Neill derived an imputed range of values per share of Scripps common stock of $17.05 to $21.66 based upon the median multiples for Nationwide Transactions and $14.12 to $21.57 based upon the median multiples for California Transactions. As calculated by Sandler O'Neill, the implied transaction value per share of Scripps common stock in the merger was $22.00.

                                                                NATIONWIDE           CALIFORNIA
                                                               TRANSACTIONS         TRANSACTIONS
                                                            ------------------   ------------------
                                                             MEDIAN    IMPLIED    MEDIAN    IMPLIED
                                                            MULTIPLE    VALUE    MULTIPLE    VALUE
                                                            --------   -------   --------   -------
Transaction value/LQA EPS.................................    20.82x   $20.59      20.82x   $20.59
Transaction value/Book value..............................     2.51x    18.89       2.86x    21.57
Transaction value/Tangible book value.....................     2.55x    17.24       2.83x    19.11
Tangible book premium/Core deposits.......................     17.1%    20.12       17.7%    20.56
Transaction value/Total assets............................     21.6%    19.55       21.5%    19.43
Premium to market.........................................     21.8%    17.05       0.80%    14.12
Transaction value/Total deposits..........................     26.0%    21.66       24.7%    20.56

  Discounted Dividend Stream and Terminal Value Analysis

     Sandler O'Neill also performed an analysis which estimated the future stream of after-tax dividend flows of Scripps through December 31, 2003 under various circumstances, assuming Scripps' current dividend payout ratio and that Scripps performed in accordance with the earnings forecasts reviewed with management. To approximate the terminal value of Scripps common stock at December 31, 2003, Sandler O'Neill applied price/earnings multiples ranging from 10x to 20x and applied multiples of tangible book value ranging from 100% to 350%. The dividend income streams and terminal values were then discounted to present values using different discount rates ranging from 9% to 15% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Scripps common stock. As illustrated in the following table, this analysis indicated an imputed range of values per share of Scripps common stock of $11.67 to $27.49 when applying the price/earnings multiples and $7.41 to $28.73 when applying multiples of tangible book value. As calculated by Sandler O'Neill, the implied transaction value per share of Scripps common stock in the merger was $22.00.

                                                            PRICE/EARNINGS      TANGIBLE BOOK
                                                              MULTIPLES        VALUE MULTIPLES
                                                           ----------------    ---------------
DISCOUNT RATE                                               10X       20X      1.0X      3.5X
-------------                                              ------    ------    -----    ------
   9%....................................................  $14.36    $27.49    $9.08    $28.73
  10.....................................................   13.38     25.59     8.48     26.74
  13.....................................................   12.49     23.86     7.92     24.93
  15.....................................................   11.67     22.27     7.41     23.27

     In connection with its analysis, Sandler O'Neill considered and discussed with the Scripps Board how the present value analysis would be affected by changes in the underlying assumptions, including variations with respect to the growth rate of assets, net interest spread, non-interest income, non-interest expenses and dividend payout ratio. Sandler O'Neill noted that the discounted dividend stream and terminal value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

  Pro Forma Financial Analysis

     Sandler O'Neill analyzed certain potential pro forma effects of the merger, based upon the exchange ratio of 1.067, to Scripps' March 31, 2000 tangible book value per share and projected December 31, 2000 earnings per share and dividend. As illustrated in the following table, the analysis indicated that, from a Scripps shareholder's perspective, as compared to the projected stand-alone performance of Scripps, the merger would be accretive to Scripps' projected annualized earnings per share and dividend for the year ending December 31, 2000, but dilutive to the tangible book value per share based on the quarter ended March 31, 2000. The actual results achieved by U.S. Bancorp and Scripps may vary from projected results and the variations may be material.

                                                  U.S. BANCORP            SCRIPPS
                                                  ------------   --------------------------
YEAR ENDING DECEMBER 31, 2000                     STAND-ALONE    STAND-ALONE   PRO-FORMA(1)
-----------------------------                     ------------   -----------   ------------
Projected 2000 EPS..............................     $2.27          $1.21         $2.42
Projected 2000 cash EPS.........................      2.55           1.21          2.72
Tangible book value as of 3/31/00...............      6.18           6.76          6.59
Projected 2000 dividend.........................      0.86           0.31          0.92

---------------

(1) Determined by multiplying U.S. Bancorp values by the fixed exchange ratio of 1.067.

  Contribution Analysis

     Sandler O'Neill reviewed the relative contributions to be made by Scripps and U.S. Bancorp to the combined institution based on data at and for the quarter ended March 31, 2000. This analysis indicated that the implied contributions to the combined entity were as follows:

                                                              SCRIPPS   U.S. BANCORP
                                                              -------   ------------
Total assets................................................   0.77%        99.23%
Total net loans.............................................   0.61         99.39
Goodwill....................................................   0.00        100.00
Total deposits..............................................   1.15         98.85
Total borrowings............................................   0.00        100.00
Tangible equity.............................................   1.00         99.00
Total equity................................................   0.60         99.40
GAAP earnings for the quarter ended March 31, 2000..........   0.47         99.53
Percentage of pro forma shares owned(1).....................   0.98         99.02

---------------

(1) Determined using a fixed exchange ratio of 1.067.

     In connection with rendering its June 27, 2000 opinion, Sandler O'Neill reviewed, among other things: (1) the Agreement and exhibits thereto; (2) certain publicly available financial statements and other historical financial information of Scripps that they deemed relevant; (3) certain publicly available financial statements and other historical financial information of U.S. Bancorp that they deemed relevant; (4) certain internal financial analyses and forecasts of Scripps prepared by and/or reviewed with management of Scripps and the views of senior management of Scripps, based on certain limited discussions with certain members of senior management, regarding Scripps' business, financial condition, results of operations and future prospects; (5) consensus earnings per share estimates for U.S. Bancorp published by IBES for the year ending December 31, 2000 and the views of senior management of U.S. Bancorp, based on certain limited discussions with certain members of senior management, regarding U.S. Bancorp's business, financial condition, results of operations and future prospects; (6) the publicly reported historical price and trading activity for Scripps common stock and U.S. Bancorp common stock, including a comparison of certain financial and stock market information for Scripps and U.S. Bancorp with similar publicly available information for certain other companies the securities of which are publicly traded; (7) the financial terms of recent business combinations in the commercial banking industry, to the extent publicly available; (8) the current market environment generally and the banking environment in particular; and (9) such other information, financial studies, analyses and investigations and financial, economic and market criteria as they considered relevant.

     In connection with rendering its opinion included as an appendix to this Proxy Statement/Prospectus, Sandler O'Neill confirmed the appropriateness of its reliance on the analyses used to render its June 27, 2000 opinion by performing procedures to update certain of such analyses and by reviewing the assumptions upon which such analyses were based and the other factors considered in rendering its opinion.

     In performing its reviews and analyses, Sandler O'Neill assumed and relied upon the accuracy and completeness of all the financial information, analyses and other information that was publicly available or otherwise furnished to, reviewed by or discussed with it, and Sandler O'Neill did not assume any responsibility or liability for independently verifying the accuracy or completeness of any of such information. Sandler O'Neill did not make an independent evaluation or appraisal of the assets, the collateral securing assets or the liabilities, contingent or otherwise, of Scripps or U.S. Bancorp or any of their respective subsidiaries, or the collectibility of any such assets, nor was it furnished with any such evaluations or appraisals. Sandler O'Neill is not an expert in the evaluation of allowances for loan losses and it has not made an independent evaluation of the adequacy of the allowance for loan losses of Scripps or U.S. Bancorp, nor has it reviewed any individual credit files relating to Scripps or U.S. Bancorp. With

Scripps' consent, Sandler O'Neill has assumed that the respective allowances for loan losses for both Scripps and U.S. Bancorp are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. In addition, Sandler O'Neill has not conducted any physical inspection of the properties or facilities of Scripps or U.S. Bancorp. With respect to all financial projections prepared by and/or reviewed with Scripps' management and the published earnings per share estimates of U.S. Bancorp used by Sandler O'Neill in its analyses, Sandler O'Neill assumed that they reflected the best currently available estimates and judgments of the respective managements of the respective future financial performances of Scripps and U.S. Bancorp and that such performances will be achieved. Sandler O'Neill expressed no opinion as to such financial projections or the assumptions on which they were based.

     Sandler O'Neill's opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of its opinion. Sandler O'Neill assumed, in all respects material to its analysis, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent in the Agreement are not waived. Sandler O'Neill also assumed, with Scripps' consent, that there has been no material change in Scripps' or U.S. Bancorp's assets, financial condition, results of operations, business or prospects since the date of the last publicly filed financial statements available to them, that Scripps and U.S. Bancorp will remain as going concerns for all periods relevant to its analyses, and that the Merger will be accounted for as a purchase and will qualify as a tax-free reorganization for federal income tax purposes.

     Scripps has agreed to pay Sandler O'Neill a transaction fee in connection with the Merger, a substantial portion of which is contingent upon the closing of the Merger. Based on the closing price of U.S. Bancorp common stock on
          (the latest practicable date prior to the date of this Proxy Statement/Prospectus), Scripps would pay Sandler O'Neill a transaction fee of
approximately $     , of which $388,445 has been paid and the balance will be
paid when the Merger is closed. Scripps has also paid Sandler O'Neill a fee of $125,000 for rendering its fairness opinion. Scripps has also agreed to reimburse Sandler O'Neill for its reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Sandler O'Neill and its affiliates and their respective partners, directors, officers, employees, agents, and controlling persons against certain expenses and liabilities, including liabilities under securities laws.

     Sandler O'Neill has in the past provided certain other investment banking services to Scripps and has received compensation for such services. In the ordinary course of its business as a broker-dealer, Sandler O'Neill may also purchase securities from and sell securities to Scripps and U.S. Bancorp and may actively trade the equity or debt securities of Scripps and U.S. Bancorp and their respective affiliates for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

EXCHANGE OF CERTIFICATES; BOOK-ENTRY OWNERSHIP; FRACTIONAL SHARES

     Promptly after the Effective Time, First Chicago Trust Company of New York, a division of EquiServe (the "Exchange Agent") will send a form letter of transmittal to Scripps shareholders of record immediately prior to the Effective Date. Scripps will be instructed to mail the certificates formerly representing their Scripps common stock to the Exchange Agent accompanied by this letter of transmittal. The U.S. Bancorp common stock issued in the Merger will be issued as uncertificated shares registered in book-entry form through the Direct Registration System, and no certificates representing shares of U.S. Bancorp common stock will be mailed to you unless you otherwise request. As a result, instead of receiving stock certificates, you will receive account statements reflecting your respective ownership interest in shares of U.S. Bancorp common stock. Your book-entry shares will be held with the Exchange Agent. Any stockholder who wants to receive a physical certificate evidencing his or her shares of U.S. Bancorp common stock will be able to obtain a certificate at no charge by contacting the Exchange Agent. No interest will be paid on any cash that is paid for fractional share interests or for dividends or distributions.

     SCRIPPS COMMON STOCK CERTIFICATES SHOULD NOT BE RETURNED WITH THE ENCLOSED PROXY AND SHOULD NOT BE FORWARDED TO THE EXCHANGE AGENT UNLESS AND UNTIL THE SCRIPPS SHAREHOLDER RECEIVES A LETTER OF TRANSMITTAL FOLLOWING THE EFFECTIVE TIME.

     Until the certificates representing Scripps common stock are surrendered for exchange after the Effective Time, holders of the certificates will accrue but will not be paid dividends or other distributions declared after the Effective Time with respect to U.S. Bancorp common stock into which their shares have been converted. When such certificates are surrendered, any unpaid dividends or other distributions will be paid, without interest. After the Effective Time, there will be no transfers on Scripps' stock transfer books of shares of Scripps common stock issued and outstanding immediately prior to the Effective Time. If certificates representing shares of Scripps common stock are presented after the Effective Time for transfer, they will be canceled and exchanged for the relevant certificate representing the applicable shares of U.S. Bancorp common stock, subject to the provisions of the Agreement.

     No fractional shares of U.S. Bancorp common stock will be issued to any Scripps shareholder upon completion of the Merger. For each fractional share that would otherwise be issued, U.S. Bancorp will pay an amount in cash (without interest) determined by multiplying the fraction by the average of the closing sale prices of U.S. Bancorp common stock, as reported by the New York Stock Exchange Composite Transactions Reporting System (as reported in The Wall Street Journal or, if not reported in that publication, in another authoritative service), for the five NYSE trading days immediately preceding the Effective Date.

     If any shares of Scripps common stock are not surrendered or the consideration for them is not claimed prior to the date on which the consideration would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed consideration will, to the extent permitted by abandoned property and any other applicable law, become the property of U.S. Bancorp (and to the extent not in its possession will be paid over to U.S. Bancorp), and thereafter any Scripps shareholders who have not surrendered their Scripps common stock certificates will look only to U.S. Bancorp for payment of the shares of U.S. Bancorp common stock, cash in lieu of any fractional shares of U.S. Bancorp common stock, and unpaid dividends and distributions on U.S. Bancorp common stock (all without interest) deliverable in respect of shares of Scripps common stock. Notwithstanding the above, none of U.S. Bancorp, Scripps, the Exchange Agent or any other person will be liable to any former Scripps shareholder for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

     If a certificate for Scripps common stock has been lost, stolen or destroyed, the exchange of certificates may still be completed if the Exchange Agent receives appropriate evidence as to the loss and appropriate evidence as to ownership of the certificate by the claimant. An indemnity reasonably satisfactory to U.S. Bancorp may also be required.

     For a description of the U.S. Bancorp common stock and a description of the differences between the rights of Scripps shareholders, on the one hand, and the U.S. Bancorp stockholders, on the other hand, see "DESCRIPTION OF U.S. BANCORP CAPITAL STOCK AND COMPARISON OF SHAREHOLDER RIGHTS."

EFFECTIVE TIME

     The effective date for the Merger (the "Effective Date") will be a date within two business days of the day on which the last to be satisfied or waived of the conditions to completion of the Merger set forth in the Agreement has been fulfilled or waived unless Scripps and U.S. Bancorp agree to a later date. The "Effective Time" of the Merger will be the time on the Effective Date when the Merger will become effective.

REPRESENTATIONS AND WARRANTIES

     U.S. Bancorp and Scripps each made a number of representations and warranties in the Agreement regarding their authority to enter into the Agreement and to consummate the other transactions contemplated by the Agreement, and with regard to aspects of their respective business, financial condition, structure and other facts pertinent to the Merger. Once the Merger has been contemplated, the representations and warranties do not have any legal force or effect. Scripps has given representations and warranties as to:

     - its corporate organization, existence and its articles of incorporation and bylaws;

     - its capitalization and corporate structure;

     - its subsidiaries and ownership of other securities;

     - its corporate power and authority;

     - the approvals, filings and consents required for the Merger with certain banking and other regulatory authorities and the compliance of the Agreement and the Merger with (1) various agreements, (2) its articles of incorporation and bylaws, and (3) applicable laws;

     - governmental and third-party approvals;

     - timely filing of required regulatory reports (including filings with the Securities and Exchange Commission (the "SEC") since December 31, 1999);

     - the absence of a material adverse change or effect with respect to its business since March 31, 2000;

     - the absence of undisclosed liabilities;

     - the absence of material legal proceedings, orders and injunctions;

     - the absence of regulatory proceedings;

     - the completeness of its regulatory filings since December 31, 1997;

     - its compliance with all other laws and its own articles of incorporation and bylaws and the possession of all required permits;

     - the absence of undisclosed material contracts;

     - the absence of any knowledge of its or any other applicable party's default of any material contract;

     - the absence of any undisclosed broker's fees;

     - its compliance with labor laws and the lack of any knowledge of the resignation of key employees;

     - its employee benefit plans and related matters;

     - its labor matters;

     - its properties;

     - its knowledge of its environmental matters;

     - the filing, payment and accuracy of its tax returns and its belief as to the qualification of the Merger within the meaning of Section 368 of the Code;

     - its risk management instruments;

     - the accuracy of its books and records;

     - its loan portfolio;

     - its insurance policies and the effectiveness and absence of any default on its policies;

     - affiliated transactions;

     - its proper administration of fiduciary accounts; and

     - the exemption of the Agreement and the Merger from any antitakeover laws.

     U.S. Bancorp, on the other hand, has given representations and warranties as to:

     - its corporate organization, existence and its certificate of incorporation and bylaws;

     - its capitalization and corporate structure;

     - its corporate power and authority;

     - the approvals, filings and consents required for the Merger with certain banking and other regulatory authorities and the compliance of the Agreement and the Merger with (1) material agreements, (2) its certificate of incorporation and bylaws, and (3) applicable laws;

     - the timely filing of required regulatory reports (including SEC filings) and their accuracy and completeness;

     - the absence of a material adverse change or effect with respect to its business since December 31, 1999;

     - its belief as to the qualification of the Merger within the meaning of
       Section 368 of the Code;

     - the completeness of its regulatory filings since December 31, 1997;

     - the absence of regulatory proceedings;

     - the absence of material legal proceedings; and

     - its compliance with all other laws and its own certificate of incorporation and bylaws and the possession of all required permits.

     The representations and warranties in the Agreement are complicated and not easily summarized. You are urged to carefully read the sections in the Agreement titled "Representations and Warranties of Seller" and "Representations and Warranties of Acquirer."

CONDUCT OF BUSINESS PENDING THE MERGER AND OTHER AGREEMENTS

     Pursuant to the Agreement, prior to the Effective Time, each of U.S. Bancorp and Scripps has agreed not to:

     - willfully take any action that the party reasonably should know would materially adversely affect or delay the ability of the party to perform any of its obligations under the Agreement;

     - take any action that would be reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code; or

     - knowingly take any action that is intended or is reasonably likely to result in

          (1) any of its respective representations and warranties in the Agreement becoming untrue in any material respect,

          (2) any of the conditions of the Merger not being satisfied, or

          (3) a material violation of the Agreement except, in each case, as required by law.

     Scripps agreed that, until termination of the Agreement or the completion of the Merger or unless U.S. Bancorp consents in writing, Scripps and each of its subsidiaries will operate their business consistent with past practices, and will use reasonable efforts to preserve its business organization and assets and maintain in all material respects its rights and relations with its customers, suppliers, employees and business associates. Scripps has agreed, except as required by applicable law, or as previously disclosed, not to:

     - issue or agree to issue shares of its capital stock or subject shares of capital stock to new option grants or other rights;

     - make, declare or pay any quarterly dividend on its capital stock other than normal quarterly dividends not above $0.0625 per share of Scripps common stock;

     - enter into, renew or amend its employment agreements except in the ordinary course of business, as required by law, to satisfy previously disclosed contractual obligations or for grants of awards to newly hired employees consistent with past practice;

     - enter into, adopt or materially change its employee benefit plans, except to satisfy previously disclosed contractual obligations or as required by law;

     - dispose of or discontinue any of its assets, deposits, business or properties, except in the ordinary course of business;

     - acquire, or agree to acquire, any material assets, business, deposits or properties (except by way of foreclosures, satisfaction of debts previously contracted or acquisition of control in a fiduciary capacity), except in the ordinary course of business and in a transaction that is not material to Scripps and its subsidiaries, taken as a whole;

     - make any capital expenditures out of the ordinary course of business or over $100,000 individually or $1,000,000 in the aggregate;

     - amend the Scripps articles of incorporation or bylaws;

     - implement or adopt any change in its financial accounting policies, practices or methods, other than as may be required by accounting principles generally accepted in the United States;

     - enter into, terminate or renew or amend any material contract, except in the ordinary course of business consistent with past practice;

     - implement or adopt any material change in its interest rate and other risk management policies, procedures or practice;

     - fail to follow its existing policies or practices with respect to managing its exposure to interest rate risk;

     - fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk;

     - incur any indebtedness for borrowed or voluntarily incur or become subject to any material liability, other than those within the ordinary course of business;

     - discharge any material lien or encumbrances on Scripps' or its subsidiaries' assets or pay or cancel any material debt, except in the ordinary course of business;

     - fail to maintain its current insurance policies or replace them without providing substantially equal coverage;

     - enter into any settlement in excess of $100,000 to which Scripps or its subsidiaries became a party after the date of the Agreement;

     - make any agreement binding it to extend credit, except in the ordinary course of business, but in no event may an extension of credit exceed $3,500,000 without submitting loan package information to the chief credit officer of U.S. Bancorp for review with a right of comment, at least one full business day prior to taking any action; or

     - agree or commit to do any of the above.

     The agreements related to Scripps' business in the Agreement are complicated and not easily summarized. You are urged to carefully read the section in the Agreement titled "Actions Pending Acquisition."

LIMITATION ON ACQUISITION PROPOSALS

     Scripps has agreed not to, and to cause its subsidiaries and its and its subsidiaries' officers, directors, agents, advisors and affiliates not to, solicit or encourage inquiries regarding confidential information for, or engage in any negotiations concerning, any proposal for the acquisition of Scripps by a party other than U.S. Bancorp. However, if the Scripps Board determines in good faith and in conformity with the written advice of outside counsel, after Scripps has received an unsolicited Superior Proposal (as defined below), that the failure to do so would likely result in a breach of the Scripps Board's fiduciary duties to the Scripps shareholders, Scripps may, in response to an unsolicited request for information, furnish information to, and enter into discussions with, the party making the Superior Proposal after signing a customary confidentiality agreement. After receiving a Superior Proposal, the Scripps Board may modify its approval or recommendation of the Agreement in accordance with the written advice of outside counsel, if it determines in good faith that the failure to modify its approval or recommendation would likely be in breach of its fiduciary duties to the Scripps shareholders. Under the Agreement, a "Superior Proposal" is defined as a bona fide takeover proposal that in the good faith judgment of a majority of the disinterested members of the Scripps Board (based on the advice of Scripps' financial advisor that the financial value of the consideration in such takeover proposal exceeds the financial value of the consideration in the Merger) is more favorable to the Scripps shareholders than the Merger and is made by a party financially capable of completing the takeover proposal. Scripps is required to inform U.S. Bancorp of any written takeover proposal, its general terms and the identity of the party making the proposal within 24 hours of receipt. Scripps may be required to pay U.S. Bancorp a termination fee if Scripps enters into an agreement with respect to a takeover proposal. See "-- Termination of the Agreement -- Effect of Termination and Abandonment."

CONDITIONS TO COMPLETION OF THE MERGER

  Conditions to Each Party's Obligation to Effect the Merger

     The respective obligation of each of U.S. Bancorp and Scripps to complete the Merger is subject to the fulfillment or written waiver by U.S. Bancorp and Scripps prior to the Effective Time of each of the following conditions:

     - the agreement must be approved by Scripps shareholders;

     - all necessary governmental consents must be obtained (without materially limiting conditions or restrictions), including termination of applicable statutory waiting periods;

     - no judgment, order, statute or rule may be in effect that would prevent the Merger or materially adversely affect the business or activities of Scripps or U.S. Bancorp or such parties in general;

     - the U.S. Bancorp common stock to be issued in the Merger will have been approved for listing on the NYSE;

     - all permits and other authorizations under state securities laws necessary to complete the Merger and to issue the shares of U.S. Bancorp common stock to be issued in the Merger shall have been received and be in full force and effect; and

     - no proceeding by a governmental entity seeking to prevent the Merger shall be pending.

  Conditions to Obligation of Scripps

     The obligation of Scripps to complete the Merger is also subject to the fulfillment or written waiver by Scripps prior to the Effective Time of each of the following conditions:

     - the representations and warranties of U.S. Bancorp in the Agreement must continue to be true and correct except for those representations and warranties that speak as of a specific date;

     - U.S. Bancorp must comply in all material respects with its obligations in the Agreement;

     - Scripps must receive an opinion of its tax counsel to the effect the Merger will qualify as a tax-free reorganization as described under "-- Material Federal Income Tax Consequences"; and

     - no material adverse change in U.S. Bancorp's business must occur that would have material adverse effect on U.S. Bancorp and its subsidiaries as a whole.

  Conditions to Obligation of U.S. Bancorp

     The obligation of U.S. Bancorp to complete the Merger is also subject to the fulfillment or written waiver by U.S. Bancorp prior to the Effective Time of each of the following conditions:

     - the representations and warranties of Scripps in the Agreement must continue to be true and correct except for those representations and warranties that speak as of a specific date;

     - Scripps must comply in all material respects with its obligations in the Agreement;

     - U.S. Bancorp must receive an opinion of its tax counsel to the effect the Merger will qualify as a tax-free reorganization as described under "-- Material Federal Income Tax Consequences"; and

     - no material adverse change in Scripps' business must occur that would have material adverse effect on Scripps and its subsidiaries as a whole.

REGULATORY APPROVALS REQUIRED FOR THE MERGER

     Scripps and U.S. Bancorp and their respective subsidiaries will use their reasonable best efforts to do all things necessary or desirable to complete Merger as soon as practicable. In addition, they each agreed to provide each other with truthful information in various regulatory filings and promptly to correct any material omission. Each party may review and consult with the other all written information submitted to any third party or governmental authority in connection with the Merger. Each party will consult with the other party with respect to obtaining all material consents and approvals of third parties and governmental authorities, and each party will keep the other party informed of the status of material matters relating to completion of the Merger.

     Required approvals for the Merger include approvals or waivers from the Office of the Comptroller of the Currency (the "OCC"), the Board of Governors of the Federal Reserve System (the "FRB") and the California Department of Financial Institutions (the "DFI"). The Merger cannot be completed without these approvals and waivers. There is no assurance that these approvals will be obtained, or the date when these approvals will be obtained, and, if they are obtained, there is no assurance that any litigation challenging these approvals will not occur. U.S. Bancorp and Scripps do not know of any other material governmental approvals or actions required to complete the Merger other than those described below. If additional approvals are needed, Scripps and U.S. Bancorp will seek to obtain them. There is no assurance, however, that any of the approvals or actions will be obtained.

  Federal Reserve Board and Comptroller of the Currency

     The Merger is subject to prior approval by the FRB under Section 3 of the Bank Holding Company Act (the "BHCA"). The FRB may waive the application and prior approval requirements under the BHCA for certain bank holding company mergers if the transaction is part of the merger of the bank or banks to be acquired with a subsidiary bank of the acquiring bank holding company. This waiver may be granted if the bank merger is subject to prior approval by another governmental agency under Section 18(c) of the Federal Deposit Insurance Act, as amended (commonly known as the "Bank Merger Act"), if the acquiring bank holding company will continue to meet capital adequacy guidelines and if some other regulatory conditions are met.

     U.S. Bancorp and Scripps have agreed to merge Scripps' subsidiary bank, Scripps Bank, into U.S. Bancorp's lead subsidiary bank, U.S. Bank National Association (the "Bank Merger"). The OCC must approve the Bank Merger under the Bank Merger Act and Section 215a of the National Bank Act, as amended. U.S. Bancorp believes that all conditions for a waiver from the FRB will be met.

     The Bank Merger Act requires the OCC, when approving a transaction such as the Bank Merger, to consider the bank's financial and managerial resources, the future prospects of the existing and proposed institutions and the convenience and needs of the communities to be served. In considering financial resources and future prospects, the OCC will, among other things, evaluate the adequacy of the capital levels of the parties to a proposed transaction and of the resulting institutions.

     The Bank Merger Act prohibits the OCC from approving a merger if it would result in a monopoly or further any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or if it would substantially lessen competition or create a monopoly in any section of the country. The Bank Merger Act also prohibits the OCC from approving a merger if it otherwise results in a restraint of trade in any section of the country, unless the OCC finds that the anti-competitive effects of the Merger are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. In addition, under the Community Reinvestment Act of 1977, as amended, the OCC must consider the record of performance of the existing institutions in meeting the credit needs of the entire community, including low- and moderate-income neighborhoods, served by such institutions.

     The OCC will furnish notice and a copy of the application for approval of the Merger to the FRB, the Federal Deposit Insurance Corporation (the "FDIC") and the United States Department of Justice ("DOJ"). These agencies have 30 days to submit their views and recommendations to the OCC. The Bank Merger Act also provides for the publication of notice and public comment on applications filed with the OCC and authorizes the OCC to allow interested parties to intervene in the proceedings. If an interested party is allowed to intervene, the intervention could delay the regulatory approvals required for completion of the Merger.

     Assuming OCC approval, the Merger may not be completed until 30 days after the approval, during which time the DOJ may challenge the Merger on antitrust grounds. The commencement of an antitrust action would stay the effectiveness of the OCC's approval unless a court specifically ordered otherwise. With the approval of the OCC and the concurrence of the DOJ, the waiting period may be reduced to no less than 15 days. Scripps and U.S. Bancorp believe that the Merger and the Bank Merger do not raise substantial antitrust or other significant regulatory concerns and that they will be able to obtain all necessary regulatory approvals on a timely basis without any conditions that would have a material adverse effect.

  Status of Regulatory Approvals and Other Information

     Scripps and U.S. Bancorp have filed all applications and notices and have taken (or will promptly take) other appropriate action to obtain all necessary governmental approvals. U.S. Bancorp submitted its application to the OCC and provided a copy to the FRB and the DFI on July 21, 2000, with a request for waiver of prior approval. The application was accepted for processing by the OCC on July 24, 2000. The FRB granted its waiver of prior approval by letter dated August 3, 2000.

     THE MERGER CANNOT BE COMPLETED WITHOUT NECESSARY GOVERNMENTAL APPROVALS. THERE IS NO ASSURANCE THAT SCRIPPS AND U.S. BANCORP CAN OBTAIN ALL OF THESE APPROVALS OR WHEN SUCH APPROVALS WILL BE OBTAINED.

TERMINATION OF THE AGREEMENT

  Termination

     The Agreement may be terminated by mutual consent, or by either Scripps or U.S. Bancorp under certain circumstances, at any time before completion of the Merger, as summarized below:

     - if the Merger is not completed by December 31, 2000, unless the failure to complete the Merger by that time is due to a violation of the Agreement by the party that wants to terminate the Agreement, except if the Merger is not completed because of delays in obtaining governmental approval for certain takeover proposals involving U.S. Bancorp, then either party can extend the deadline no later than June 30, 2001;

     - if a condition of a party's obligation to complete the Merger becomes impossible to satisfy;

     - if a governmental agency denies an approval needed to complete the Merger, and that denial has become is final and nonappealable; or

     - if Scripps' shareholders do not approve the Merger at the Special
       Meeting.

     The Agreement may be terminated by Scripps:

     - if U.S. Bancorp has breached any of its representations and warranties or has failed to perform any of its covenants each of which affects Scripps in a material way and the breaching party does not correct the breach within 30 days following receipt of notice of the breach; or

     - if Scripps enters into an agreement regarding a takeover proposal that is a superior proposal from a financial standpoint and pays the required termination fee to U.S. Bancorp.

     The Agreement may be terminated by U.S. Bancorp:

     - if Scripps has breached any of its representations and warranties or has failed to perform any of its covenants each of which affects U.S. Bancorp in a material way and the breaching party does not correct the breach within 30 days following receipt of notice of the breach;

     - if the Scripps Board has withdrawn, modified or changed, in some way adverse to U.S. Bancorp, its recommendation to the Scripps shareholders to approve the Merger; or

     - if the Scripps Board recommends or approves a takeover proposal with another party or Scripps enters into an agreement regarding a takeover proposal with another party.

  Effect of Termination and Abandonment

     In general, termination of the Agreement will relieve each party of liability except for any termination fee payable to U.S. Bancorp and liability for a breach of a confidentiality agreement entered into by the parties. In addition, termination of the Agreement will not relieve a breaching party from liability for any willful breach of the Agreement giving rise to the termination.

     Scripps agrees to pay U.S. Bancorp the sum of $5,000,000 (the "Termination Fee") if U.S. Bancorp terminates the Agreement because:

     - the Scripps Board has withdrawn, modified or changed, in some way adverse to U.S. Bancorp, its recommendation to the Scripps shareholders to approve the Merger;

     - the Scripps Board recommends or approves a takeover proposal with another party or Scripps enters into an agreement regarding a takeover proposal with another party;

     - Scripps has breached any of its representations and warranties, or has failed to perform any of its covenants, each of which affects U.S. Bancorp in a material way, and the breach has not been cured within 30 days following receipt of notice of the breach and prior to or after the date of termination a takeover proposal involving Scripps is publicly announced and Scripps completes a takeover proposal or enters into an agreement for a takeover proposal on or before June 30, 2001; or

     - Scripps shareholders do not approve the Merger at the Special Meeting, and prior to or after the date of termination a takeover proposal involving Scripps is publicly announced and Scripps completes a takeover proposal or enters into an agreement for a takeover proposal on or before June 30, 2001.

     Scripps will also pay the Termination Fee if it terminates the Agreement because it enters into an agreement regarding a takeover proposal that is superior from a financial standpoint.

     Payment of the Termination Fee by Scripps will not be required until Scripps closes a transaction involving a takeover proposal of Scripps. Such payment will relieve Scripps of liability for any breach (other than willful breaches) of any of Scripps' representations, warranties, covenants or other agreements contained in the Agreement.

THE VOTING AGREEMENTS

     U.S. Bancorp has entered into Voting Agreements with each of Christopher C. Calkins, Ronald J. Carlson, Christopher S. McKellar, William E. Nelson, Alfred
B. Salganick, William T. Stephens, M. Catherine Wright, and the Thomas W. Sefton trust, for which Mr. Stephens serves as trustee. Each of these persons is a shareholder, current director and/or executive officer of Scripps. These shareholders have the power in the aggregate to direct the voting of 31% of the issued and outstanding shares of Scripps common stock as of the Record Date. Each of these shareholders has agreed to vote or to cause to be voted, or to execute a written consent with respect to, all of the shares of Scripps common stock owned by them or held by them in a fiduciary capacity for the Merger at each meeting or in each written consent of Scripps shareholders regarding the approval of the Merger.

     Each Voting Agreement also provides that the shareholder will not, and will not permit any entity under its control to, place any of the shareholder's shares of Scripps common stock in a voting trust or subject any of the shares to any agreement, arrangement or understanding regarding the voting of the shares inconsistent with the Voting Agreement.

     The Voting Agreements will terminate upon the earlier of the completion of the Merger (except for certain provisions which will survive the completion of the Merger) or termination of the Agreement.

     The Voting Agreements bind the actions of the signatories to the agreements only in their capacity as Scripps shareholders. Those directors of Scripps who signed Voting Agreements are not and could not be contractually bound to abrogate their fiduciary duties as directors of Scripps. Accordingly, while the shareholders/directors are, under the Voting Agreements executed by them, contractually bound to vote as a Scripps shareholder in favor of the Merger and against other acquisition proposals (should any be presented), their fiduciary duties as Scripps directors nevertheless required them to act in their capacity as directors in the best interest of Scripps when they decided to approve the Merger. In addition, the shareholders/directors will continue to be bound by their fiduciary duties as Scripps directors with respect to any decisions they may take in connection with the Merger or otherwise.

EXTENSION, WAIVER AND AMENDMENT OF THE AGREEMENT

     The Agreement may be amended by the parties at any time before or after the Special Meeting, provided that any amendment made after the Special Meeting that would otherwise require approval of the Scripps shareholders or U.S. Bancorp shareholders under applicable law must be submitted to the shareholders of Scripps or U.S. Bancorp. Moreover, Scripps and U.S. Bancorp may not amend the Agreement after Scripps shareholders approve the Merger if the Amendment (1) reduces or changes the consideration that will be received by Scripps shareholders or (2) violates the California General Corporation Law (the "CGCL"). All amendments to the Agreement must be in writing signed by each party.

     At any time prior to the completion of the Merger, U.S. Bancorp and Scripps may:

     - extend the time to perform any of the obligations or other acts of the other party,

     - waive any inaccuracies in the representations and warranties contained in the Agreement or in any document delivered pursuant to the Agreement, and

     - waive compliance with any of the agreements or conditions contained in the Agreement.

All extensions and waivers must be in writing.

STOCK EXCHANGE LISTING

     U.S. Bancorp has agreed to use its reasonable best efforts to list, prior to the completion of the Merger, on the NYSE, the shares of U.S. Bancorp common stock to be issued in the Merger other than any shares to be issued out of U.S. Bancorp's treasury for which such listing is not required.

EXPENSES

     Except for any Termination Fee and proxy solicitation costs payable by Scripps, the Agreement provides that U.S. Bancorp and Scripps will pay their own expenses in connection with the Merger.

INDEMNIFICATION OF SCRIPPS DIRECTORS AND OFFICERS BY U.S. BANCORP

     U.S. Bancorp has agreed to indemnify and hold harmless all present and former Scripps directors and officers against costs and expenses incurred in connection with any actual or threatened claim or proceeding, arising out of matters existing or occurring at or prior to the completion of the Merger, to the fullest extent permitted by law and U.S. Bancorp's certificate of incorporation and bylaws. U.S. Bancorp has also agreed, for a period of six years after the Effective Date, to provide insurance for Scripps' officers and directors with respect to claims against those officers and directors arising from facts or events that occurred on or before the completion of the Merger. However, U.S. Bancorp is required to spend no more than 200% per annum of the current amount spent by Scripps to maintain directors' and officers' insurance coverage.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     Scripps Bank has employment agreements with various employees, including four employees with influence over Scripps decision-making, Ronald J. Carlson, Douglas H. Evans, Richard J. Roncaglia and M. Catherine Wright (collectively, the "Existing Employment Agreements"). The Existing Employment Agreements contain provisions regarding the effect of a change in control of Scripps Bank. Scripps Bank entered into the Existing Employment Agreements to induce particular employees to contract with it during a period of consolidation in the banking industry in California. The Existing Employment Agreements for the employees listed above provide for base salary through termination, 24 months' compensation (reduced by 50% if the employee obtains other employment during the 24 months), unused vacation, accelerated vesting of stock options and extension of the term of the stock options for up to 90 days in the event that the employee is terminated other than for cause.

     Shortly after the signing of the Agreement, the Existing Employment Agreements for Messrs. Carlson, Evans and Roncaglia were terminated and superceded by new employment agreements, between each of these individuals, U.S. Bancorp and Scripps. The terms of these new employment agreements are contingent upon the completion of the Merger and become effective at the Effective Time (except for the confidentiality and non-solicitation provisions, which became effective upon signing). The principal terms of the new employment agreements are summarized below.

     Ronald J. Carlson Mr. Carlson has entered into an employment agreement with U.S. Bancorp and Scripps which provides for (1) a two-year term of employment with U.S. Bancorp beginning on the Effective Date, (2) a base salary no less than the current base salary under his Existing Employment Agreement, (3) a restricted stock award of U.S. Bancorp common stock with a value of $617,517 at the Effective Time, (4) a stock option for 16,500 shares of U.S. Bancorp common stock, (5) a bonus determined according to Scripps' 2000 bonus plan (for the period from January 1, 2000 to the Effective Date) and any discretionary bonus plan adopted by U.S. Bancorp (for periods after the Effective Date), (6) certain fringe benefits, (7) a cash payment of $135,192 for the termination of his Existing Employment Agreement, (8) severance pay provisions if Mr. Carlson is terminated by U.S. Bancorp without cause prior to the end of the two-year term of employment, and (9) the confidentiality and non-solicitation provisions discussed below.

     Douglas H. Evans Mr. Evans has entered into an employment agreement with U.S. Bancorp and Scripps which provides for (1) a two-year term of employment with U.S. Bancorp beginning on the Effective Date, (2) a base salary no less than the current base salary under his Existing Employment Agreement, (3) a restricted stock award of U.S. Bancorp common stock with a value of $40,500 at the Effective Time, (4) a stock option for 8,750 shares of U.S. Bancorp common stock, (5) a bonus determined according to Scripps' 2000 bonus plan (for the period from January 1, 2000 to the Effective Date) and any discretionary bonus plan adopted by U.S. Bancorp (for periods after the Effective Date), (6) certain fringe benefits, (7) a cash payment of $48,800 and a restricted stock award of U.S. Bancorp common stock with a value of $195,225 at the Effective Time for the termination of his Existing Employment Agreement, (8) severance pay provisions if Mr. Evans is terminated by U.S. Bancorp without cause prior to the end of the two-year term of employment, and (9) the confidentiality and non-solicitation provisions discussed below.

     Richard J. Roncaglia Mr. Roncaglia has entered into an employment agreement with U.S. Bancorp and Scripps which provides for (1) a two-year term of employment with U.S. Bancorp beginning on the Effective Date, (2) a base salary no less than the current base salary under his Existing Employment Agreement,
(3) a restricted stock award of U.S. Bancorp common stock with a value of $42,000 at the Effective Time, (4) a stock option for 9,000 shares of U.S. Bancorp common stock, (5) a bonus determined according to Scripps' 2000 bonus plan (for the period from January 1, 2000 to the Effective Date) and any discretionary bonus plan adopted by U.S. Bancorp (for periods after the Effective Date), (6) certain fringe benefits, (7) a cash payment of $48,800 and a restricted stock award of U.S. Bancorp common stock with a value of $195,225 at the Effective Time for the termination of his Existing Employment Agreement,
(8) severance pay provisions if Mr. Roncaglia is terminated by U.S. Bancorp without cause prior to the end of the two-year term of employment, and (9) the confidentiality and non-solicitation provisions discussed below.

     The new employment agreements for Messrs. Carlson, Evans and Roncaglia each contain confidentiality and non-solicitation provisions. In general, these confidentiality and non-solicitation provisions place certain restrictions on the listed officers during and after their employment with U.S. Bancorp, including keeping confidential the confidential information of Scripps and U.S. Bancorp and not soliciting U.S. Bancorp customers or employees.

     In addition to the employment agreements described above, Scripps Bank has four agreements with Mr. Carlson that provide for additional compensation or potential additional compensation to him. U.S. Bancorp has agreed to assume three of these agreements prior to the Effective Date. Under the Supplemental Retirement Plan, if Mr. Carlson remains in the employment of Scripps Bank until he attains age 67, he will be entitled to a monthly annuity payment in the base amount of $4,167. The amount of the monthly payment will adjust annually by a three-percent increase as a cost-of-living adjustment. If Mr. Carlson terminates employment with Scripps Bank prior to age 67, he may elect early commencement of a reduced monthly payment, as determined actuarially. Scripps Bank has established a grantor trust to which it may make contributions to help satisfy its obligations under this retirement plan. Under one Deferred Compensation Agreement, an annual benefit of $20,000 per year is to be paid to Mr. Carlson following the latter of the dates at which he attains age 65 or the date he separates from service with Scripps Bank. Payments are to be made each year beginning with the year in which Mr. Carlson attains age 66. The amount of this payment is adjusted on each annual anniversary date to take into effect any cost of living increases from the date in which he attains the age of 65. If Mr. Carlson dies, is impaired by a disability, or otherwise separates from service prior to attaining age 65, then he or Barbara Ann Carlson if he is deceased, receives a reduced annual benefit. Under the other Deferred Compensation Agreement, an annual benefit of $25,000 per year, increased by 3% as a cost of living adjustment, is to be paid to Mr. Carlson commencing upon his retirement if he remains in the employment of Scripps Bank until the earlier of October 1, 2002 or total and permanent disability, or to Deidre Carlson if he is deceased. If Scripps Bank terminates Mr. Carlson's employment prior to October 1, 2002 for reasons other than cause, he is entitled to receive the retirement benefit. If Mr. Carlson's employment is terminated by Scripps Bank for cause at any time, no payments will be made under this Deferred Compensation Agreement. The obligations of Scripps Bank under the Deferred Compensation Agreements are unfunded. Scripps Bank accrues a liability for its obligations each year, but does not set aside a separate fund to be held in trust for Mr. Carlson's benefit. U.S. Bancorp is not assuming a Long Term Incentive Compensation Plan that Scripps had with Mr. Carlson.

     The Scripps Bank 1998 Outside Directors Stock Option Plan provides that any unexercisable or unvested portion of options outstanding under the plan will become immediately exercisable and vested in full due to specific types of transactions that have the effect after the transactions of reducing the direct or indirect beneficial ownership of the shareholders from before the transactions to below fifty percent of the total combined voting power of the outstanding voting stock. The options granted under 1998 Outside Directors Stock Option Plan would otherwise vest one year after the date of grant. As a result of this provision, options to purchase 1,000 shares of Scripps common stock at an exercise price of $12.75 granted to each of 16 non-employee directors of Scripps or Scripps Bank after the May 17, 2000 annual meeting of Scripps, will become exercisable as of the date ten days prior to the date of the merger of Scripps with and into U.S. Bancorp.

     Furthermore, following the merger, U.S. Bancorp will purchase directors' and officers' insurance for the officers and directors of Scripps and will indemnify officers and directors of Scripps for events occurring before the Merger, including events that are related to the Agreement. This indemnity and insurance will be in addition to the indemnification and insurance to which those officers and directors of Scripps who become officers and directors of U.S. Bancorp following the completion of the Merger will be entitled while acting in that capacity at and after the Merger. Scripps' Board knew about the interests described above, and considered them when it approved the Agreement and the Merger.

RESTRICTIONS ON RESALES BY AFFILIATES

     The issuance of shares of U.S. Bancorp common stock to Scripps shareholders in the Merger has been registered under the Securities Act of 1933, as amended (the "Securities Act"). The shares of U.S. Bancorp common stock exchanged in the Merger may be traded freely and without restriction by those shareholders not deemed to be "affiliates" of Scripps (as that term is defined under the Securities Act). An "affiliate" of Scripps, as defined by the rules promulgated pursuant to the Securities Act, is a person who directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, Scripps. Any subsequent transfer of the shares by any person who is an affiliate of

Scripps at the time the Merger is submitted for vote of the holders of Scripps common stock will, under existing law, require either:

     - the further registration under the Securities Act of the shares of U.S. Bancorp common stock to be transferred,

     - compliance with Rule 145 under the Securities Act (permitting sales during a three month period of the greater of (i) one percent of U.S. Bancorp shares outstanding or (ii) the average weekly reported volume of trading in U.S. Bancorp securities during the four calendar weeks preceding the affiliate's filing of a Form 144 (if required) assuming U.S. Bancorp is current in filing required reports and the securities are being sold in brokers' transactions), or

     - the availability of another exemption from registration.

These restrictions are expected to apply to the directors and executive officers of Scripps and the holders of 10% or more of the Scripps common stock (and to specified relatives or the spouse of the person and any trusts, estates, corporations or other entities in which the person has a 10% or greater beneficial or equity interest).

     Stop transfer instructions will be given by U.S. Bancorp to the transfer agent with respect to the U.S. Bancorp common stock to be received by persons subject to the restrictions described above, and the certificates for such stock will be appropriately legended.

     Scripps has agreed in the Agreement to use its reasonable best efforts to cause each person who is an affiliate (for purposes of Rule 145 of the Securities Act) of Scripps to deliver to U.S. Bancorp a written agreement intended to ensure compliance with the Securities Act.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

     The following is a summary of the material anticipated United States federal income tax consequences of the Merger to Scripps shareholders who hold Scripps common stock as a capital asset. The summary is based on the Code, Treasury regulations thereunder and administrative rulings and court decisions in effect as of the date of this Proxy Statement/Prospectus, all of which are subject to change at any time, possibly with retroactive effect. This summary is not a complete description of all of the tax consequences of the Merger and, in particular, may not address United States federal income tax considerations applicable to shareholders subject to special treatment under United States federal income tax law (including, for example, foreign persons, financial institutions, dealers in securities, insurance companies, tax-exempt entities, holders who acquired their shares of Scripps common stock pursuant to the exercise of an employee stock option or right or otherwise as compensation and holders who hold Scripps common stock as part of a hedge, straddle or conversion transaction). In addition, no information is provided herein with respect to the tax consequences of the Merger under applicable foreign, state or local laws.

     HOLDERS OF SCRIPPS COMMON STOCK ARE URGED TO CONSULT WITH THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES OF THE MERGER TO THEM, INCLUDING THE EFFECTS OF UNITED STATES FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

  General

     U.S. Bancorp and Scripps expect that the Merger will constitute a "reorganization" within the meaning of Section 368(a) of the Code and that for federal income tax purposes no gain or loss will be recognized by Scripps shareholders who exchange their shares of Scripps common stock solely for shares of U.S. Bancorp common stock pursuant to the Merger (except with respect to the receipt of cash by a Scripps shareholder in lieu of a fractional share interest in U.S. Bancorp common stock). The Internal Revenue Service ("IRS") has not been and will not be asked to rule on the tax consequences of the Merger. Instead, U.S. Bancorp will rely on the opinion of Dorsey & Whitney LLP, and Scripps will rely on the opinion of Gray Cary Ware & Freidenrich LLP. It is a condition to the completion of the Merger that each of U.S. Bancorp and Scripps receive such an opinion. These opinions will be rendered, in part, on the basis of facts, representations and assumptions set forth or referred to in such opinions. In rendering their opinions, Gray Cary Ware & Freidenrich LLP and Dorsey & Whitney LLP may require and rely upon representations and covenants, including those contained in letters from Scripps and U.S. Bancorp and others, reasonably satisfactory in form to Gray Cary Ware & Freidenrich LLP and Dorsey & Whitney LLP. These opinions will also be based upon the Code, the regulations currently in effect thereunder, current administrative rulings and practice, and judicial authority, all of which are subject to change.

     Based upon the facts and representations provided to such counsel, and subject to various assumptions and qualifications, including that the Scripps shareholders hold their Scripps common stock as a capital asset, each of Gray Cary Ware & Freidenrich LLP and Dorsey & Whitney LLP will opine, as of the Effective Time, that the following federal income tax consequences will result from the Merger:

          (1) The Merger will be treated for Federal income tax purposes as a "reorganization" within the meaning of Section 368(a) of the Code;

          (2) No gain or loss will be recognized by Scripps or U.S. Bancorp as a result of the Merger.

          (3) No gain or loss will be recognized by the shareholders of Scripps who exchange their Scripps common stock solely for U.S. Bancorp common stock pursuant to the Merger (except with respect to cash received in lieu of a fractional share interest in U.S. Bancorp common stock);

          (4) The tax basis of the U.S. Bancorp common stock received by the shareholders of Scripps who exchange all of their Scripps common stock in the Merger will be the same as the tax basis of the Scripps common stock surrendered in exchange therefor; and

          (5) The holding period of the U.S. Bancorp common stock received by a shareholder of Scripps pursuant to the Merger will include the period during which Scripps common stock surrendered therefor was held, provided the Scripps common stock is a capital asset in the hands of the shareholder of Scripps at the time of the Merger.

     None of the tax opinions to be delivered to the parties in connection with the Merger as described herein are binding on the IRS or the courts. Accordingly, there can be no assurance that the IRS will not challenge the conclusions reflected in these opinions.

     Cash received by a Scripps shareholder in lieu of a fractional share interest in U.S. Bancorp common stock generally will be treated as received in redemption of such fractional share interest, and a Scripps shareholder should generally recognize capital gain or loss for United States federal income tax purposes measured by the difference between the amount of cash received and the portion of the tax basis of the share of Scripps common stock allocable to such fractional share interest. Such capital gain or loss would be a long-term capital gain or loss if the holding period for such share of Scripps common stock is greater than one year at the Effective Time.

ACCOUNTING TREATMENT

     The Merger will be accounted for by U.S. Bancorp under the purchase method of accounting in accordance with Accounting Principles Board Opinion No. 16, "Business Combinations," as amended. Under this method of accounting, the purchase price will be allocated to assets acquired and liabilities assumed based on their fair market values at the date of the acquisition. The income statement of the combined company will not include the operations of Scripps prior to the Effective Date.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

U.S. BANCORP

     U.S. Bancorp common stock is listed on the NYSE and traded under the symbol "USB." The following table sets forth, for the periods indicated, the high and low reported closing sale prices per share of U.S. Bancorp common stock on the NYSE Composite Transactions reporting system and cash dividends declared per share of U.S. Bancorp common stock.

                                                              PRICE RANGE OF
                                                               COMMON STOCK
                                                              ---------------   DIVIDENDS
                                                               HIGH     LOW       PAID
                                                              ------   ------   ---------
1998
First Quarter...............................................  $41.59   $34.34     $.175
Second Quarter..............................................   45.63    38.19      .175
Third Quarter...............................................   47.06    34.13      .175
Fourth Quarter..............................................   42.38    31.00      .175
1999
First Quarter...............................................  $37.75   $30.50     $.195
Second Quarter..............................................   37.75    31.50      .195
Third Quarter...............................................   34.50    28.63      .195
Fourth Quarter..............................................   37.63    21.88      .195
2000
First Quarter...............................................  $23.06   $17.13     $.215
Second Quarter..............................................   27.25    19.25      .215
Third Quarter (through August 14, 2000).....................   21.31    18.38

     On June 26, 2000, the last trading day before U.S. Bancorp and Scripps publicly announced the execution of the Agreement, the closing price per share of U.S. Bancorp common stock on the NYSE Composite Transactions reporting system
was $20.63. On             , 2000, the last trading day prior to the date of
this Proxy Statement/Prospectus, the price was $     . Past price performance is
not necessarily indicative of likely future price performance. Holders of Scripps common stock are urged to obtain current market quotations for shares of U.S. Bancorp common stock.

     Holders of U.S. Bancorp common stock are entitled to receive dividends from funds legally available when, as and if declared by the U.S. Bancorp board of directors (the "U.S. Bancorp Board"). Although the U.S. Bancorp Board presently intends to continue the policy of paying quarterly cash dividends, the payment of future dividends of U.S. Bancorp would depend upon the earnings of U.S. Bancorp and its subsidiaries, their financial condition and other factors, including applicable governmental regulations and policies.

SCRIPPS FINANCIAL CORPORATION

     Scripps common stock has been listed on the American Stock Exchange and traded under the symbol "SLJ" since October 8, 1999. Prior to that, Scripps common stock was listed on the OTC Bulletin Board. Scripps became the bank holding company of Scripps Bank on July 1, 1999. Through June 30, 1999 the shares of Scripps Bank traded on the OTC Bulletin Board. The following table sets forth the high and low closing sales prices for Scripps common stock (and for periods prior to July 1, 1999, the prices of Scripps

Bank common stock) for the periods indicated, as reported by the American Stock Exchange and (for periods prior to October 8, 1999) the OTC Bulletin Board reporting system.

                                                              PRICE RANGE OF
                                                               COMMON STOCK
                                                              ---------------
                                                               HIGH     LOW
                                                              ------   ------
1998
First Quarter...............................................  $21.38   $17.38
Second Quarter..............................................   20.50    17.00
Third Quarter...............................................   20.38    16.63
Fourth Quarter..............................................   17.50    15.25
1999
First Quarter...............................................  $17.25   $14.75
Second Quarter..............................................   15.50    14.00
Third Quarter...............................................   16.00    13.63
Fourth Quarter..............................................   16.38    13.50
2000
First Quarter...............................................  $13.00   $11.06
Second Quarter..............................................   20.88    10.13
Third Quarter (through August 14, 2000).....................   21.25    19.88

     On June 26, 2000, the last trading day before U.S. Bancorp and Scripps publicly announced the execution of the Agreement, the American Stock Exchange halted trading in Scripps common stock at approximately 1:30 p.m. Scripps common stock last traded at a price of $17.00 per share before trading was halted. On
            , 2000, the last trading day prior to the date of this Proxy
Statement/ Prospectus, the price was $     .

                         INFORMATION ABOUT U.S. BANCORP

GENERAL

     U.S. Bancorp is a multi-state financial holding company headquartered in Minneapolis, Minnesota. U.S. Bancorp was incorporated in Delaware in 1929 and owns 100 percent of the capital stock of each of its four banks and eleven trust companies, having approximately 1,000 banking offices in 16 Midwestern and Western states. U.S. Bancorp offers full-service brokerage services at approximately 100 offices through a wholly owned subsidiary. U.S. Bancorp also has various nonbank subsidiaries engaged in financial services.

     The banks are engaged in general commercial banking business, principally in domestic markets. They range in size from less than $1.0 million to $53.0 billion in deposits and provide a wide variety of services to individuals, businesses, industry, institutional organizations, governmental entities, and other financial institutions. Depository services include checking accounts, savings accounts, and time certificate contracts. Ancillary services such as treasury management and receivable lockbox collection are provided for corporate customers. U.S. Bancorp's bank and trust subsidiaries provide a full range of fiduciary activities for individuals, estates, foundations, business corporations, and charitable organizations.

     U.S. Bancorp provides banking services through its subsidiary banks to both domestic and foreign customers and correspondent banks. These services include consumer banking, commercial lending, financing of import/export trade, foreign exchange, and investment services. U.S. Bancorp, through its subsidiaries, also provides services in trust, commercial and agricultural finance, data processing, leasing, and brokerage services.

     U.S. Bancorp was formerly known as First Bank System, Inc. and is the organization created by the merger of First Bank System, Inc. with U.S. Bancorp of Portland, Oregon.

GOVERNMENT POLICIES

     The operations of U.S. Bancorp's various operating units are affected by state and federal legislative changes and by policies of various regulatory authorities, including those of the several states in which they operate, the United States and foreign governments. These policies include, for example, statutory maximum legal lending rates, domestic monetary policies of the FRB, United States fiscal policy, international currency regulations and monetary policies, and capital adequacy and liquidity constraints imposed by bank regulatory agencies.

SUPERVISION AND REGULATION

     U.S. Bancorp is a registered bank holding company under the BHCA and is subject to the supervision of, and regulation by, the FRB.

     Under the BHCA, a bank holding company may engage in banking, managing or controlling banks, furnishing or performing services for banks it controls, and conducting activities that the FRB has determined to be closely related to banking. U.S. Bancorp must obtain the prior approval of the FRB before acquiring more than 5 percent of the outstanding shares of another bank or bank holding company, and must provide notice to, and in some situations obtain the prior approval of, the FRB in connection with the acquisition of more than 5 percent of the outstanding shares of a company engaged in a "bank-related" business.

     Under the BHCA, as amended by the Riegle-Neal Act, U.S. Bancorp may acquire banks throughout the United States, subject only to state or federal deposit caps and state minimum-age requirements. Effective June 1, 1997, the Riegle-Neal Act authorized interstate branching by acquisition and consolidation in those states that had not opted out by that date.

     The Gramm-Leach-Bliley Act of 1999 eliminated many of the restrictions placed on the activities of certain qualified bank holding companies. Effective March 13, 2000, U.S. Bancorp was certified by the

FRB as a "financial holding company" and may expand into a wide variety of financial services, including securities activities, insurance and merchant banking without the prior approval of the FRB.

     National banks are subject to the supervision of, and are examined by, the OCC. All subsidiary banks of U.S. Bancorp are members of the FDIC, and as such, are subject to examination by the FDIC. In practice, the primary federal regulator makes regular examinations of each subsidiary bank subject to its regulatory review or participates in joint examinations with other federal regulators. Areas subject to regulation by federal authorities include the allowance for credit losses, investments, loans, mergers, issuance of securities, payment of dividends, establishment of branches and other aspects of operations.

     See "-- Regulatory Approvals Required for the Merger."

ADDITIONAL INFORMATION

     You may obtain financial and other information relating to U.S. Bancorp, its directors and its executive officers from its Quarterly Report on Form 10-Q for the period ended June 30, 2000, and its Annual Report on Form 10-K for the year ended December 31, 1999. You may obtain a copy of these reports as indicated under "WHERE YOU CAN FIND MORE INFORMATION."

                INFORMATION ABOUT SCRIPPS FINANCIAL CORPORATION

GENERAL

     Scripps is a California corporation, which was formed in the Spring of 1999 as a federally regulated bank holding company. Scripps acquired the stock of Scripps Bank on June 30, 1999 in a transaction in which all of the shareholders of Scripps Bank became shareholders of Scripps. At this time Scripps Bank became a wholly owned subsidiary of Scripps. Scripps is primarily regulated by the FDIC, the FRB and DFI. Like U.S. Bancorp, it is subject to the BHCA. The primary business of Scripps has involved acting as the holding company of Scripps Bank.

     Scripps Bank, a California banking corporation, is a federally insured bank with its headquarters in Kearny Mesa, main office in La Jolla and additional full-service offices in downtown San Diego, El Cajon, Escondido, Kearny Mesa, Encinitas, Point Loma and Chula Vista. Scripps Bank commenced operations on January 16, 1984. Scripps Bank offers a broad range of banking products and services, including but not limited to:

     - Business loans and lines of credit -- secured and unsecured loans to finance working capital, inventory and accounts receivable, and term loans for the purchase of equipment

     - Consumer loans and lines of credit -- equity lines of credit, home improvement loans, car loans and loans for investment purposes

     - Real estate construction loans -- construction loans for single family dwellings and small to medium size commercial and multi-family buildings

     - Corporate lending -- loans to larger companies and in mortgage financing

     - SBA guaranteed lending -- Scripps is designated as a preferred lender by the Small Business Administration and offers commercial and real estate Small Business Administration loans.

     - Equipment leasing

     - Residential lending brokerage services -- brokerage services for single family residences, condos and two to four unit dwellings

     - International department services -- collection services, letters of credit and foreign exchange services

     - Cash management services for businesses -- collection services, letters of credit and foreign exchange services

     - Credit and debit cards through affiliated institutions

     - Customized depository services, including demand, savings, money market, money fund, certificates of deposit, U.S. Savings Bonds and individual retirement accounts

     - On-line home banking with a bill pay service -- individuals have access to their account information through their personal computers, along with a bill payment option

     - Automated teller machines -- Scripps Bank has ATMs at each branch and belongs to several networks that allow customers to obtain cash throughout the world

     - 24 hour telephone banking -- the "Any Time Line" provides access to account balance and transaction information and allows funds transfer

     - Customer courier services -- business customers have the option of courier services to bring deposits to Scripps Bank

     - Safe deposit boxes

     - Property management banking is specifically designed to meet the unique banking needs of property management companies and individual homeowners association by offering a variety of services to include remittance processing and specialized depository and loan services

     Scripps Bank is licensed and regulated by the DFI and its deposits are insured up to the maximum legal limits by the FDIC.

ADDITIONAL INFORMATION

     You may obtain financial and other information relating to Scripps, its directors and its executive officers from its Quarterly Report on Form 10-Q for the period ended June 30, 2000, and its Annual Report on Form 10-K for the year ended December 31, 1999. You may obtain a copy of these reports as indicated under "WHERE YOU CAN FIND MORE INFORMATION."

                 DESCRIPTION OF U.S. BANCORP CAPITAL STOCK AND
                        COMPARISON OF SHAREHOLDER RIGHTS

     As a result of the conversion of shares of Scripps common stock into shares of U.S. Bancorp common stock in the Merger, Scripps shareholders will become holders of stock of U.S. Bancorp, and their rights will be governed by the DGCL and by the certificate of incorporation of U.S. Bancorp ("U.S. Bancorp Certificate") and its Bylaws ("U.S. Bancorp Bylaws"), which differ in some respects from the CGCL and the Articles of Incorporation of Scripps ("Scripps Articles") and its Bylaws ("Scripps Bylaws"). The following is a description of U.S. Bancorp's capital stock, including the U.S. Bancorp common stock to be issued in the Merger, and a summary of the material differences between the rights of Scripps shareholders and U.S. Bancorp stockholders. Although it is impractical to compare all of the aspects in which the DGCL and the CGCL and the companies' governing instruments differ with respect to shareholder rights, the following discussion summarizes significant differences between them.

DESCRIPTION OF U.S. BANCORP CAPITAL STOCK

     The following description of the capital stock of U.S. Bancorp does not purport to be complete and is subject, in all respects, to applicable Delaware law and to the provisions of the U.S. Bancorp Certificate. The following description is qualified by reference to the U.S. Bancorp Certificate, and the certificate of designation for each series of preferred stock of U.S. Bancorp.

  General

     The authorized capital stock of U.S. Bancorp consists of 1,500,000,000 shares of U.S. Bancorp common stock, par value $1.25 per share, and 50,000,000 shares of preferred stock, par value $1.00 per share. Unless action is required by applicable laws or regulations, the U.S. Bancorp Board has the power to adopt resolutions that (1) provide for the issuance of preferred stock in one or more series and (2) fix or limit the voting rights, designations, preferences, and relative, participating, optional or other special rights of the preferred stock. This power is limited by applicable laws or regulations and may be delegated to a committee of the U.S. Bancorp Board.

     As of the Record Date, shares of U.S. Bancorp common stock were issued (including shares held in treasury), shares were reserved for issuance under the U.S. Bancorp employee and director plans and the U.S. Bancorp dividend
reinvestment plan and,      shares were reserved for issuance under outstanding
warrants to purchase U.S. Bancorp common stock. As of the Record Date, there were 53,176 shares of preferred stock of U.S. Bancorp outstanding.

  Preferred Stock

     U.S. Bancorp presently has one series of preferred stock (the "Term Participating Preferred Stock") issued and outstanding.

  Term Participating Preferred Stock

     General. U.S. Bancorp has established a series of preferred stock, par value $1.00 per share, designated as the "Term Participating Preferred Stock." U.S. Bancorp issued such shares as consideration in connection with a merger transaction. Holders of Term Participating Preferred Stock will possess rights to receive U.S. Bancorp common stock pursuant to a Rights Agreement, dated as of January 4, 1999, between U.S. Bancorp and U.S. Bank National Association, as Rights Agent.

     The number of shares of Term Participating Preferred Stock will initially be approximately 100,000. The U.S. Bancorp Board may increase or decrease the number of shares, but not below the number then outstanding. Any shares transferred to U.S. Bancorp will be available for reissuance as shares of this series.

     Term. The shares of Term Participating Preferred Stock will remain outstanding until December 31, 2003, or the Early Termination Date, as defined in the Rights Agreement (the "Term Date"), unless earlier purchased by U.S. Bancorp. Prior to the Term Date, (1) each share of Term Participating

Preferred Stock will represent only the right to receive the number of shares of U.S. Bancorp common stock to which the holder of the attached right would be entitled, assuming that the right is validly exercised or deemed exercised, and
(2) the holders of the Term Participating Preferred Stock will have no other rights or claims against U.S. Bancorp.

     Dividends. The U.S. Bancorp Board may declare dividends on the Term Participating Preferred Stock, out of funds legally available, on the date occurring prior to the Term Date that dividends or other distributions (except those payable in U.S. Bancorp common stock) are payable on or in respect of U.S. Bancorp common stock and in an amount per share equal to the aggregate amount of dividends or other distributions (except those payable in U.S. Bancorp common stock) that would be payable on that date to a holder of the Reference Package (as defined below). Dividends on each share will cumulate from the date such share is originally issued.

     However, any share originally issued after a dividend record date and on or prior to the dividend payment date to which the record date relates will not be entitled to receive the dividend payable on the dividend payment date. Holders of shares will not be entitled to any dividends, whether payable in cash, property or stock, in excess of full cumulative dividends.

     The term "Reference Package" initially means ten shares of the U.S. Bancorp common stock. If U.S. Bancorp, at any time after the close of business on the date of initial issuance of the Term Participating Preferred Stock, (1) declares or pays a dividend on any U.S. Bancorp common stock payable in U.S. Bancorp common stock, (2) subdivides (by any split, recapitalization or otherwise) any U.S. Bancorp common stock or (3) combines any U.S. Bancorp common stock into a smaller number of shares, then the Reference Package after this event will be the U.S. Bancorp common stock that a holder of the Reference Package immediately prior to the event would hold after the event.

     While any shares of Term Participating Preferred Stock are outstanding, U.S. Bancorp must first pay the full cumulative dividends (including the dividend to be due upon payment of the dividend, distribution, redemption, purchase or other acquisition) on all outstanding shares if U.S. Bancorp (1) declares a dividend upon the U.S. Bancorp common stock or upon any other stock ranking junior to the Term Participating Preferred Stock as to dividends or upon liquidation (except for dividends in the stock), or (2) acquires for any consideration (or pays or makes available any money for a sinking fund for the redemption of any shares of the stock) any U.S. Bancorp common stock or any other stock of U.S. Bancorp ranking junior to or on parity with the Term Participating Preferred Stock as to dividends or upon liquidation (except by conversion into or exchange for the stock).

     Merger. If there is a transaction prior to the Term Date in which the shares of U.S. Bancorp common stock are exchanged for or changed into other stock or securities, cash and/or any other property, then each share of Term Participating Preferred Stock shall at the same time be similarly exchanged or changed in an amount equal to the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, that a holder of the Reference Package would be entitled to receive as a result of the transaction.

     Liquidation Preference. If U.S. Bancorp is liquidated prior to the Term Date, the holders of shares of Term Participating Preferred Stock will be entitled to receive an amount per share equal to the aggregate amount distributed or to be distributed prior to the date in connection with the liquidation to a holder of the Reference Package. This payment will be made before any distribution or payment is made to the holders of U.S. Bancorp common stock or of any other stock of U.S. Bancorp ranking junior to the Term Participating Preferred Stock upon liquidation. This payment also includes accrued dividends to the distribution or payment date, whether or not earned or declared. If the payment is made in full to all holders, or on or following the occurrence of the Term Date, the holders as such will have no right or claim to any of the remaining assets of U.S. Bancorp.

     If the assets of U.S. Bancorp available for distribution to the holders of shares of Term Participating Preferred Stock upon any liquidation of U.S. Bancorp are insufficient to pay all amounts to which the holders are entitled pursuant to the preceding paragraph, no distribution will be made on account of any shares of any other class or series of preferred stock ranking on a parity with or junior to the Term Participating Preferred Stock. However, U.S. Bancorp may pay proportionate distributive amounts on account of the shares of Term Participating Preferred Stock, ratably in proportion to the full distributable amounts for which holders of all of these parity shares are respectively entitled upon the liquidation. Upon the liquidation of U.S. Bancorp, the holders of shares of Term Participating Preferred Stock then outstanding will be entitled to be paid out of assets of U.S. Bancorp available for distribution to its stockholders all amounts to which the holders are entitled pursuant to the preceding paragraph before any payment is made to the holders of U.S. Bancorp common stock or any other stock of U.S. Bancorp ranking junior upon liquidation to the Term Participating Preferred Stock.

     Redemption. The shares of Term Participating Preferred Stock will not be redeemable.

     Voting. The shares of Term Participating Preferred Stock will not afford their holders any right to vote or consent except as required by law.

     Transfer. A share of Term Participating Preferred Stock may not be transferred by any person to whom the share is issued by U.S. Bancorp except:
(1) by an employee to the employee's spouse or children or trusts for their benefit or the benefit of the employee; (2) by the laws of descent; or (3) to U.S. Bancorp; and, in each case, without the receipt of value for such shares.

  Additional Provisions

     The rights of holders of U.S. Bancorp common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Any such issuance may adversely affect the interests of holders of the U.S. Bancorp common stock by (1) limiting the control that the holders may exert by exercise of their voting rights or (2) subordinating their rights in liquidation to the rights of the holders of preferred stock of U.S. Bancorp. In addition, the issuance of shares of preferred stock of U.S. Bancorp may discourage takeover attempts and other changes in control of U.S. Bancorp by limiting the exercise of control by a person who has gained a substantial equity interest in U.S. Bancorp. U.S. Bancorp has no current plans or agreements with respect to the issuance of any other shares of preferred stock, except as described above with respect to the Term Participating Preferred Stock.

  Common Stock

     General. Each share of U.S. Bancorp common stock is entitled to the dividends that may from time to time be declared by the U.S. Bancorp Board from any funds legally available for dividends. U.S. Bancorp may not declare any cash dividends on, or make any payment on account of, the purchase, redemption or other retirement of, U.S. Bancorp common stock unless (1) full dividends (including accumulated dividends, if applicable) have been paid or declared or set apart for payment upon all outstanding shares of the preferred stock of U.S. Bancorp and (2) U.S. Bancorp is not in default or in arrears with respect to any sinking or other analogous fund or other agreement for the purchase, redemption or other retirement of any shares of preferred stock of U.S. Bancorp. Holders of U.S. Bancorp common stock are entitled to one vote per share. U.S. Bancorp stockholders do not have the right to cumulate their votes in the election of directors. U.S. Bancorp common stock has no conversion rights, and the holders of U.S. Bancorp common stock have no preemptive or other rights to subscribe for additional securities of U.S. Bancorp. In the event of the liquidation of U.S. Bancorp, after the payment or provision for payment of all debts and liabilities and subject to the rights of the holders of preferred stock of U.S. Bancorp that may be outstanding, the holders of U.S. Bancorp common stock will be entitled to share ratably in the remaining assets of U.S. Bancorp. The U.S. Bancorp common stock is listed on the NYSE.

     U.S. Bancorp Dividend Reinvestment and Common Stock Purchase Plan. Pursuant to its U.S. Bancorp Reinvestment and Purchase Plan, U.S. Bancorp provides eligible stockholders with a method of investing cash dividends and optional cash payments at 100% of the average price (as defined in the U.S. Bancorp Reinvestment and Purchase Plan) in additional shares of U.S. Bancorp common stock without payment of any brokerage commission or service charge. The U.S. Bancorp Reinvestment and

Purchase Plan includes some dollar limitations on participation and provides for eligible stockholders to elect dividend reinvestment on only a part of the shares registered in the name of a participant (while continuing to receive cash dividends on remaining shares).

ADDITIONAL PROVISIONS OF THE U.S. BANCORP CERTIFICATE AND U.S. BANCORP BYLAWS

     The U.S. Bancorp Certificate requires the affirmative vote of the holders of 80% of the "Voting Stock" (as defined in the U.S. Bancorp Certificate) of U.S. Bancorp to approve certain mergers, consolidations, reclassifications, dispositions of assets or liquidation, involving or proposed by certain significant stockholders, unless certain price and procedural requirements are met or unless the transaction is approved by the "Continuing Directors" (as defined in the U.S. Bancorp Certificate). In addition, the U.S. Bancorp Certificate provides for classification of the U.S. Bancorp Board into three separate classes, sets a maximum board size of 30 and authorizes action by the stockholders of U.S. Bancorp only pursuant to a meeting and not by a written consent. These provisions of the U.S. Bancorp Certificate can only be amended by the affirmative vote of the holders of not less than 80% of the outstanding U.S. Bancorp voting stock, except with respect to any amendment to the U.S. Bancorp Certificate to reduce the maximum number of U.S. Bancorp directors to the greater of (1) the number of directors then in office and (2) 24, which amendment would require the approval of the holders of a majority of the outstanding of U.S. Bancorp common stock pursuant to the DGCL. The U.S. Bancorp Bylaws provide that special meetings of stockholders may be called only by the U.S. Bancorp Board or the chief executive officer. The overall effect of these provisions may be to delay or prevent attempts by other corporations or groups to acquire control of U.S. Bancorp without negotiation with the U.S. Bancorp Board.

COMPARISON OF RIGHTS OF U.S. BANCORP STOCKHOLDERS AND SCRIPPS SHAREHOLDERS

  General

     U.S. Bancorp is a financial holding company incorporated under and subject to all the provisions of the DGCL and the U.S. Bancorp Certificate and U.S. Bancorp Bylaws. Scripps is a bank holding company incorporated under and subject to all the provisions of the CGCL and the Scripps Articles and Scripps Bylaws.

     Upon consummation of the Merger, except for those persons who dissent from the Merger and perfect their dissenters' rights under the CGCL (sec.1300-1312), Scripps shareholders will become shareholders of U.S. Bancorp. The rights of Scripps shareholders differ from the rights of U.S. Bancorp shareholders because the Scripps charter documents and the law of its state of incorporation differ in certain material respects from the U.S. Bancorp charter documents and the law of its state of incorporation.

     The following is a summary of the principal differences in the rights of Scripps shareholders as compared to the rights of U.S. Bancorp stockholders. For information on how to obtain copies of the Scripps Articles, the Scripps Bylaws, the U.S. Bancorp Certificate, and the U.S. Bancorp Bylaws, see "WHERE YOU CAN FIND MORE INFORMATION."

  Capital Stock

     The authorized capital stock of U.S. Bancorp consists of 1,500,000,000 shares of U.S. Bancorp common stock, par value $1.25 per share, and 50,000,000 shares of preferred stock, par value $1.00 per share. Unless action is required by applicable laws or regulations, the U.S. Bancorp Board has the power to adopt resolutions that (1) provide for the issuance of preferred stock in one or more series and (2) fix or limit the voting rights, designations, preferences, and relative, participating, optional or other special rights of the preferred stock. This power is limited by applicable laws or regulations and may be delegated to a committee of the U.S. Bancorp Board.

     As of the Record Date,      shares of U.S. Bancorp common stock were issued
(including     shares held in treasury),      shares were reserved for issuance
under U.S. Bancorp's employee and director plans and U.S. Bancorp's dividend
reinvestment plan and,      shares were reserved for issuance under outstanding
warrants to purchase U.S. Bancorp common stock. As of the Record Date,
there were      shares of preferred stock of U.S. Bancorp outstanding and
shares of preferred stock of U.S. Bancorp reserved for issuance.

     The authorized capital stock of Scripps consists of 20,000,000 shares of Scripps common stock and 10,000,000 shares of preferred stock. Unless action is required by applicable laws or regulations, the Scripps Board has the power to adopt resolutions that (1) provide for the issuance of preferred stock in one or more series, (2) determine and alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of preferred stock and (3) fix the number of shares of any series of preferred stock and the designation of any series of preferred stock. This power is limited by applicable laws or regulations.

     As of the Record Date,      shares of Scripps common stock were issued and
outstanding      shares were reserved for issuance under           . As of the
Record Date, there were no shares of preferred stock of Scripps outstanding, and no shares of preferred stock of Scripps were reserved for issuance.

  Directors

     Under the U.S. Bancorp Bylaws, the U.S. Bancorp Board has the authority to determine the number of directors from time to time (provided that, under the U.S. Bancorp Certificate, the number of directors may not be less than 12 nor more than 30). The directors of U.S. Bancorp are divided into three classes (Class I, Class II and Class III), with each class having the same number of directors as nearly as is possible. The term of office of the Class I directors will expire at U.S. Bancorp's annual meeting in 2002, the term of office of the Class II directors will expire at U.S. Bancorp's annual meeting in 2003, and the term of office of the Class III directors will expire at U.S. Bancorp's annual meeting in 2001. At each annual election of directors, the directors chosen to succeed those whose terms have then expired are identified as being of the same class as the directors they succeed and are elected for a term expiring at the third succeeding annual election of directors. Vacancies and newly created directorships resulting from an increase in the number of directors may be filled by a majority of the directors then in office, and the directors so chosen will hold office until the next election of the class for which the directors were chosen and until their successors are elected and qualified.

     The Scripps Bylaws provide that the Scripps Board shall consist of not less than five nor more than nine members, with the exact number set by resolution of the Scripps Board or by vote of the Scripps shareholders. Any amendment to the Scripps Bylaws affecting the authorized number of directors must be approved by the vote of a majority of shares of Scripps common stock. Under the CGCL, any amendment to the Scripps Bylaws that reduces the number of authorized directors to fewer than five cannot be adopted if the shares voted against the amendment are equal to more than 16 2/3% of the outstanding shares of Scripps common stock entitled to vote on the amendment. The number of directors is presently fixed at six. Each director is elected at the annual meeting of Scripps shareholders to serve a one year term and until his or her successor is elected.

     The Scripps Bylaws provide that vacancies in the Scripps Board, except for a vacancy created by the removal of a director, may be filled by a majority of the remaining directors, though less than a quorum, or by a sole remaining director, and each director so elected shall hold office until his or her successor is elected at an annual or a special meeting of the Scripps shareholders. A vacancy in the Scripps Board created by the removal of a director may only be filled by the vote of a majority of the shares of Scripps common stock entitled to vote represented at a duly held meeting at which a quorum is present, or by the written consent of the holders of all of the outstanding shares of Scripps common stock. The Scripps shareholders may elect a director or directors at any time to fill any vacancy or vacancies not filled by the directors. Any election by written consent, will require the consent of holders of a majority of the outstanding shares of Scripps common stock entitled to vote.

  Inspection of Shareholder Lists

     Under the DGCL any stockholder of record has the right to inspect, copy and make extracts of the stockholder lists and specified stockholder materials, including addresses, shareholdings and some other information, at any time for a purpose reasonably related to the person's interest as a stockholder. For 10 days prior to, and during, a stockholder meeting, the stockholder list must be open to inspection to stockholders for any purpose germane to the meeting. During this 10-day period, the list must be kept at a place specified in the notice of meeting in the city where the meeting is to be held, or, if not specified, at the place the meeting is to be held.

     The right of Scripps shareholders to inspect the Scripps shareholder list is governed by the CGCL, which provides that one or more shareholders holding at least five percent of the outstanding voting shares (one percent in the case of shareholders who have filed a Schedule 14A with the SEC) are entitled to inspect and copy the Scripps shareholder list. In addition, each Scripps shareholder has the right to inspect the shareholder list at any time during normal business hours upon written demand, provided that the purpose is related to the shareholder's interest as a Scripps shareholder or a holder of a voting trust certificate. Scripps shareholders who wish to exercise inspection rights must follow certain procedures prescribed by the CGCL.

  Amendment of Charter Documents

     The DGCL requires approval by the holders of a majority of the voting power of U.S. Bancorp common stock and resolution of the U.S. Bancorp Board in order to amend the U.S. Bancorp Certificate. The DGCL reserves the power to amend or repeal the bylaws exclusively to the stockholders unless the certificate of incorporation confers such power upon the directors. The U.S. Bancorp Bylaws do not contain any supermajority voting provisions, except as described under "-- Additional Provisions of the U.S. Bancorp Certificate and U.S. Bancorp Bylaws" above .

     The U.S. Bancorp Certificate provides that the U.S. Bancorp Bylaws may be amended or repealed by the U.S. Bancorp Board, subject to the power of the shareholders to amend or repeal any such change to the U.S. Bancorp Bylaws.

     To amend the Scripps Articles, the CGCL requires the approval of the Scripps Board and a majority of the outstanding shares entitled to vote. Under the CGCL an amendment cannot reduce the number of directors on a board of directors having a fixed size or the minimum number of directors on a board of directors having a variable size to fewer than five directors if the votes cast against adoption of such a provision (or the shares not consenting in the case of action by written consent) are equal to more than 16 2/3% of the outstanding shares entitled to vote. The Scripps Articles do not contain any supermajority voting provisions except as described under "-- Provisions Affecting Business Combinations".

  Amendment and Repeal of Bylaws and Regulations

     Under the DGCL, holders of a majority of the voting power of a corporation and, when provided in the certificate of incorporation, the directors of the corporation, have the power to adopt, amend and repeal the by-laws of a corporation. The U.S. Bancorp Certificate provides that the U.S. Bancorp Bylaws may be amended or repealed by the U.S. Bancorp Board, subject to the power of the stockholders to amend or repeal any such change to the U.S. Bancorp Bylaws. The U.S. Bancorp Bylaws require a majority vote at any special or annual stockholder meeting or a majority vote of the entire board of directors in order to amend or repeal the provisions of the U.S. Bancorp Bylaws.

     The CGCL provides that holders of a majority of the outstanding shares entitled to vote and the corporation's board of directors each have the power to adopt, amend or repeal a corporation's bylaws, although the articles or bylaws of the corporation may restrict or eliminate the power of the board to take these actions. Under the CGCL, a bylaw provision cannot reduce the number of directors on a board of directors having a fixed size or the minimum number of directors on a board of directors having a variable size to fewer than five directors if the votes cast against adoption of a such provision (or the shares not consenting in the case of action by written consent) are equal to more than 16 2/3% of the outstanding shares entitled to vote. The Scripps Bylaws permit the Scripps board to, and the Scripps Articles do not restrict the power of the Scripps Board to adopt, amend or repeal the Scripps Bylaws, except that the Scripps Board cannot change the minimum and maximum number of directors set forth in the Scripps Bylaws.

  Removal of Directors

     The DGCL provides that directors may be removed from office, with or without cause, by the holders of a majority of the voting power of all outstanding voting stock, unless the corporation has a classified board and its certificate of incorporation otherwise provides. If the corporation has cumulative voting, in which event if less than the entire board is to be removed, no director may be removed without cause if the votes cast against the director's removal would be sufficient to elect that director if voted cumulatively either at an election of the entire board of directors or for classes of the board. Under the U.S. Bancorp Certificate, U.S. Bancorp stockholders may remove a director only for cause upon a majority vote of the stockholders.

     The CGCL provides that directors may be removed without cause if the removal is approved by the majority of the outstanding shares entitled to vote, but the CGCL further provides that with respect to directors of corporations not having classified boards of directors, no director can be removed (unless the entire board is removed) if the votes cast against removal of the director would be sufficient to elect the director if voted cumulatively (without regard to whether cumulative voting is permitted) at an election at which the same total number of votes were cast and the entire number of directors authorized at the time of the director's most recent election were then being elected. Scripps does not currently have a classified board.

  Right to Call Special Meetings of Stockholders

     The DGCL permits special meetings of stockholders to be called by the board of directors and any other persons, including stockholders, that the certificate of incorporation or by-laws specify. The DGCL does not require that stockholders be given the right to call special meetings. The U.S. Bancorp Bylaws provide that special meetings of stockholders of the corporation may be called only by the U.S. Bancorp Board or the Chief Executive Officer.

     Under the CGCL, a corporation's board of directors, its chairman of the board of directors, its president, the holders of shares entitled to cast not less than 10% of the votes at a meeting of shareholders and any additional persons that are specified in the corporation's articles or bylaws have the authority to call special meetings of shareholders. According to the Scripps Articles and the Scripps Bylaws, special meetings of the Scripps shareholders, for the purpose of taking any action permitted to be taken by the Scripps shareholders under the CGCL or the Scripps Articles, may be called at any time by the Chairman of the Board, the Vice-Chairman of the Board, the President, the Scripps Board, or by one or more Scripps shareholders holding not less than ten percent (10%) of the votes entitled to be cast at the meeting. Upon request in writing that a special meeting of Scripps shareholders be called for any proper purpose, the officer entitled to call a special meeting shall cause notice to be given to Scripps shareholders entitled to vote not less than 10 and not more than 60 days after the receipt of the request. The notice of any special meeting shall specify the general nature of the business to be transacted at such meeting.

  Stockholder Action Without a Meeting

     The DGCL provides that, unless otherwise provided in the certificate of incorporation, any action that may be taken at a meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if the holders of common stock having not less than the minimum number of votes otherwise required to approve the action at a meeting of stockholders consent in writing to the action. The U.S. Bancorp Certificate provides that any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing by such stockholders.

     The CGCL provides that, unless otherwise provided in the articles of incorporation, any action that may be taken at a special or annual meeting of shareholders may be taken without a meeting and without prior notice if a consent in writing, setting forth the action taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote on the action were present and voted. The Scripps Articles prohibit the shareholders from taking any action except in an annual or special meeting of shareholders. Except as discussed above with respect to filling vacancies on the board of directors, the CGCL does not permit directors to be elected by written consent except by the unanimous written consent of all shares entitled to vote in the election of directors.

  Class Voting

     The DGCL requires voting by separate classes only with respect to amendments to a corporation's certificate of incorporation that increase or decrease the aggregate number of authorized shares of a class, increase or decrease the par value of the shares of that class, or alter or change the powers, preferences, or special rights of the shares of that class so as to affect them adversely.

     The CGCL requires voting by separate classes with respect to amendments to a corporation's articles of incorporation that:

     - increase or decrease the aggregate number of authorized shares of the class,

     - effect an exchange, reclassification or cancellation of all or part of the shares of the class,

     - effect an exchange, or create a right of exchange, of all or part of the shares of another class into shares of the class,

     - change the rights, preferences, privileges or restrictions of the shares of the class,

     - create a new class of shares having rights, preferences or privileges prior to the shares of the class, or increase the rights, preferences or privileges or the number of authorized shares of any class having rights, preferences or privileges prior to the shares of that class,

     - divide the shares of any class of preferred shares into series having different rights, preferences, privileges or restrictions or authorize the board to do so, or

     - cancel or otherwise affect dividends on the shares of the class that have accrued but have not been paid.

In addition, the CGCL requires voting by class with respect to mergers, share exchanges, reorganizations and similar transactions. For purposes of such voting requirement, classes of common stock differing only as to voting rights are considered a single class of shares.

  Cumulative Voting

     Under the DGCL, stockholders do not have the right to cumulate their votes in the election of directors unless this right is granted in the certificate of incorporation. The U.S. Bancorp Certificate does not grant this right.

     Under the CGCL, shareholders have the right to cumulate their votes in the election of directors, but a corporation may adopt a provision to eliminate cumulative voting if (1) it has outstanding shares listed on the NYSE or the American Stock Exchange or (2) it has outstanding securities designated as qualified for trading on the Nasdaq National Market. The Scripps shareholders are entitled to cumulative voting rights in connection with the election of directors if the names of the relevant candidate(s) have been placed in nomination prior to commencement of the voting and the shareholder(s) intending to cumulate votes have given notice of their intent prior to the commencement of the voting.

  Provisions Affecting Business Combinations

     Section 203 of the DGCL provides generally that any person who acquires 15% or more of a corporation's voting stock (thereby becoming an "Interested Stockholder") may not engage in a wide range of "business combinations" with the corporation for a period of three years following the date the person became an Interested Stockholder, unless:

     - the board of directors of the corporation has approved, prior to that acquisition date, either the business combination or the transaction that resulted in the person becoming an Interested Stockholder,

     - upon completion of the transaction that resulted in the person becoming an Interested Stockholder, that person owns at least 85% of the corporation's voting stock outstanding at the time the transaction commenced (excluding shares owned by persons who are directors and also officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer), or

     - the business combination is approved by the board of directors and authorized by the affirmative vote (at an annual or special meeting and not by written consent) of at least 66 2/3% of the outstanding voting stock not owned by the Interested Stockholder.

     These restrictions of Interested Stockholders do not apply under some circumstances, including, but not limited to, the following:

     - if the corporation's original certificate of incorporation contains a provision expressly electing not to be governed by Section 203 of the DGCL, or

     - if the corporation, by action of its stockholders, adopts an amendment to its by-laws or certificate of incorporation expressly electing not to be governed by Section 203 of the DGCL.

     The U.S. Bancorp Certificate requires the affirmative vote of the holders of not less than 80% of the outstanding shares of U.S. Bancorp entitled to vote in connection with some "Business Transactions" (as defined in the U.S. Bancorp Certificate) involving a "Related Person" (as defined in the U.S. Bancorp Certificate). The 80% stockholder vote is not required if the Business Transaction meets some "fair price" and other criteria or in the event the "Continuing Directors" (as defined in the U.S. Bancorp Certificate) approve the transaction. The U.S. Bancorp Certificate also requires the vote of the holders of at least 80% of the outstanding shares of U.S. Bancorp entitled to vote generally in the election of directors to add to, alter, change or repeal the supermajority provisions.

     The Scripps Articles provide that Scripps and its subsidiaries may not be party to a merger or consolidation with an entity which owns ten percent or more of their voting stock (a "Business Combination") unless, in addition to any vote required by law, (a) the Business Combination is approved by a majority of the board of directors before the entity acquires ten percent or more of the Scripps or subsidiaries' voting stock, (b) the entity which acquired ten percent or more of the voting stock in question obtained prior unanimous approval by the board of directors for that acquisition and the Business Combination was approved by 80% of the board of directors, (c) the Business Combination was approved by not less than 90% of the board of directors, (d) the Business Combination was approved by 95% of the outstanding voting stock of Scripps, or (e) the Business Combination was approved by 2/3 of the outstanding voting stock of Scripps and certain tests are met regarding the adequacy of the merger consideration, consistent treatment of the shareholders, method of acquisition of shares by the entity which acquired ten percent or more of the voting stock and mailing of a proxy statement containing a board recommendation and fairness opinion. The provisions regarding Business Combinations may generally only be amended, changed or repealed upon a vote of 85% of the outstanding voting stock of Scripps, although the provision allowing such a Business Combination to be approved by 95% of the outstanding voting stock of Scripps may only be amended, changed or repealed upon a vote of 95% of the outstanding voting stock of Scripps.

  Interested Director Transactions

     Under both the CGCL and DGCL, some contracts or transactions in which one or more of a corporation's directors has an interest are not void or voidable because of the interest if specified conditions, such as obtaining the required approval and fulfilling the requirements of good faith and full disclosure, are met. With some exceptions, the conditions are similar under the CGCL and DGCL. Under the CGCL and DGCL, (1) either the shareholders or the board of directors must approve the contract or transaction after full disclosure of the material facts, and in the case of board approval, the contract or transaction must also be "just and reasonable" (in California) or "fair" (in Delaware) to the corporation, or (2) the contract or transaction must have been just and reasonable or fair as to the corporation at the time it was approved by the board of directors, a committee of the board or the shareholders. In the latter case, the CGCL explicitly places the burden of proof on the interested directors. Under the CGCL, if shareholder approval is sought, the interested director is not entitled to vote his or her shares at a shareholder meeting with respect to any action regarding the contract or transaction. If board approval is sought, the contract or transaction must be approved by a majority vote of a quorum of the directors, without counting the vote of any interested directors (except that interested directors may be counted for the purpose of establishing a quorum). Under the DGCL, if board approval is sought, the contract or transaction must be approved by a majority of the disinterested directors (even though less than a majority of a quorum). Neither U.S. Bancorp nor Scripps is aware of any plans to propose any transaction involving directors of Scripps that could not be so approved under California law but could be so approved under Delaware law.

  Mergers, Acquisitions and Other Transactions

     Except as disclosed above in "-- Provisions Affecting Business Combinations," the DGCL and U.S. Bancorp's governing documents require approval of mergers, consolidations and dispositions of all or substantially all of a corporation's assets (other than so-called "parent-subsidiary" mergers) by a majority of the voting power of the corporation. The DGCL does not require stockholder approval for majority share acquisitions or for combinations involving the issuance of less than 20% of the voting power of the corporation, except for "business combinations" subject to Section 203 of the DGCL.

     Under the CGCL, a merger or consolidation by a California corporation generally requires the affirmative vote of a majority of the outstanding shares entitled to vote in each particular class of shares, voting separately by class. For purposes of this voting requirement, classes of common stock differing only as to voting rights are considered a single class of shares. See "-- Class Voting." Neither the Scripps Articles nor the Scripps Bylaws provide for any greater vote unless the merger or consolidation is a Business Combination (as defined in the Scripps Articles).

  Loans to Officers and Employees

     Under the CGCL, a corporation cannot make any loan or guaranty to or for the benefit of a director or officer of the corporation or its parent unless the loan or guaranty, or a plan providing for the loan or guaranty, is approved by shareholders owning a majority of the outstanding shares of the corporation. However, under the CGCL, any corporation with 100 or more shareholders of record may seek approval of a bylaw provision by the outstanding shares authorizing the board of directors alone to approve loans or guarantees to or on behalf of officers (whether or not the officers are directors). The loans or guarantees or plans may be approved by the vote of the disinterested directors if the board determines that the loan or guaranty or plan may reasonably be expected to benefit the corporation. Under the DGCL, a corporation may make loans to, guaranty the obligations of, or otherwise assist its officers or other employees and those of its subsidiaries (including directors who are also officers or employees) when the action, in the judgment of the directors, may reasonably be expected to benefit the corporation.

  Shareholder Derivative Suits

     The CGCL provides that a shareholder bringing a derivative action on behalf of a corporation need not have been a shareholder at the time of the transaction in question, provided that specified tests are met. Under the DGCL, a stockholder may only bring a derivative action on behalf of the corporation if
(1) the stockholder was a stockholder of the corporation at the time of the transaction in question or (2) his or her stock subsequently devolved upon him or her by operation of law. The CGCL also provides that the corporation or the defendant in a derivative suit may make a motion to the court for an order requiring the plaintiff shareholder to furnish a security bond. DGCL does not have a similar bonding requirement.

  Rights of Dissenting Stockholders

     Under the DGCL, appraisal rights are available to dissenting stockholders in connection with some mergers or consolidations. However, unless the certificate of incorporation otherwise provides, the DGCL does not provide for appraisal rights (1) with respect to shares of a corporation that are listed on a national securities exchange or designated as a national market system security on an interdealer quotations system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 stockholders (as long as the stockholders receive in the merger shares of the surviving corporation or of any other corporation the shares of which are listed on a national securities exchange or designated as a national market system security on an interdealer quotations system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 stockholders) or (2) if the corporation is the surviving corporation and no vote of its stockholders is required for the Merger. The U.S. Bancorp Certificate does not provide otherwise. The DGCL does not provide appraisal rights to stockholders who dissent from the sale of all or substantially all of a corporation's assets or an amendment to the corporation's certificate of incorporation, although a corporation's certificate of incorporation may so provide. The U.S. Bancorp Certificate does not so provide.

     Under the CGCL, if approval of the outstanding shares of a corporation is required for a merger, exchange or a sale of all or substantially all of a corporation's assets, appraisal rights are available to dissenting shareholders. However, the CGCL generally does not provide for appraisal rights with respect to shares of some corporations, including those that are listed on a national securities exchange or designated as a national market system security on an interdealer quotations system by the National Association of Securities Dealers, Inc. (as long as the exchange or interdealer quotation system has been certified by rule or order of the Commissioner of Corporations of the State of California). An exception to the rule regarding shares listed on a national securities exchange or designated as a national market system security on an interdealer quotations system exists if demands for appraisal are filed with respect to 5% or more of the outstanding shares of that class, in which case the holders of the shares are entitled to appraisal rights. The Scripps common stock is traded on American Stock Exchange, and Scripps shareholders therefore have appraisal rights only if 5% or more of the outstanding shares of Scripps common stock seek appraisal rights. See "DISSENTERS' APPRAISAL RIGHTS."

     Under the DGCL, among other procedural requirements, a stockholder's written demand for appraisal of shares must be received before the taking of the vote on the matter giving rise to appraisal rights. Under the CGCL, a shareholder of a corporation that is listed on a national securities exchange or designated as a national market system security on an interdealer quotations system must deliver written demand for appraisal to the corporation not later than the date of the shareholders' meeting being held to vote upon the corporation action giving rise to appraisal rights. See "DISSENTERS' APPRAISAL RIGHTS."

  Dividends

     Both the DGCL and the CGCL permit dividends to be paid in cash, property or shares of a corporation's capital stock. The DGCL provides that a corporation may pay dividends out of any surplus, and, if it has no surplus, out of any net profits for the fiscal year in which the dividend was declared or for the preceding fiscal year (provided that the payment will not reduce capital below the amount of capital represented by all classes of shares having a preference upon the distribution of assets). The CGCL provides that a corporation may pay dividends if the amount of the retained earnings of the corporation immediately prior to the payment equals or exceeds the amount of the proposed distribution. The CGCL also provides that a corporation may pay dividends if immediately after giving effect to the payment, (1) the sum of the assets of the corporation (exclusive of goodwill, capitalized research and development expenses and deferred charges) would be at least equal to 1.25 times its liabilities (not including deferred taxes, deferred income and other deferred credits) and (2) the current assets of the corporation would be at least equal to its current liabilities or, if the average of the earnings of the corporation before taxes on income and before interest expense for the two preceding fiscal years was less than the average of the interest expense of the corporation for those fiscal years, at least equal to 1.25 times its current liabilities. In any event, the CGCL precludes a corporation from paying a dividend if the corporation, as a result of the dividend, would likely be unable to meet its liabilities as they mature.

     Holders of U.S. Bancorp common stock are entitled to receive dividends declared by the U.S. Bancorp Board out of funds legally available under the laws of the State of Delaware, subject to the rights of holders of any preferred stock of U.S. Bancorp. During 1999, total dividends on U.S. Bancorp common stock were $573.1 million, compared with $516.4 million in 1998 and $445.7 million in 1997. U.S. Bancorp has raised its quarterly dividend rate in each of the past five years. On a per share basis, dividends paid to holders of U.S. Bancorp common stock totaled $.78 in 1999, $.70 in 1998, and $.62 in 1997. On February 16, 2000, the U.S. Bancorp Board increased the quarterly common dividend rate to $.215 from $.195. U.S. Bancorp's primary funding sources for dividends on U.S. Bancorp common stock are dividends received from its bank and nonbank subsidiaries. Payment of dividends to U.S. Bancorp by its depository subsidiaries is subject to ongoing review by banking regulators and to various statutory limitations. No predictions can be made as to future dividends. The decision to pay dividends is made quarterly by the U.S. Bancorp Board and depends on earnings, cashflow requirements and other factors.

     Holders of Scripps common stock are entitled to receive dividends declared by the Scripps Board out of funds legally available under the laws of the State of California, subject to the rights of holders of any preferred stock of Scripps that may be issued after the date of this Proxy Statement/Prospectus.

     Scripps (and prior to June 30, 1999, Scripps Bank) paid semi-annual cash dividends to its shareholders of a total of $.12 per share in 1999 and $.16 per share in 1998. In 1999 the first payment was declared by Scripps Bank and the second payment was declared by Scripps. In early 2000, the Scripps Board of announced that it would begin paying dividends on a quarterly basis.

     Holders of Scripps common stock are entitled to receive dividends when declared by the Scripps Board from funds legally available. The primary source of funds available for Scripps dividends is dividends received from Scripps Bank, Scripps' wholly owned subsidiary. The board of directors of Scripps Bank may pay dividends to Scripps only when permitted by the California Financial Code. Pursuant to the Agreement, Scripps has agreed not to declare any dividends other than the regular quarterly dividend of no more than $0.0625 per share. Scripps has declared a dividend of $0.0625 per share payable on August 25, 2000 to shareholders of record on August 11, 2000. Scripps has also agreed to coordinate with U.S. Bancorp with respect to the declaration of any dividends and related record and payment dates so that Scripps shareholders shall receive one, but only one, dividend per calendar quarter (including dividends on shares of U.S. Bancorp received in the Merger). As a result, Scripps anticipates that the quarterly dividend which would otherwise be paid by Scripps in the fourth quarter of 2000 will be timed to coincide with the dividend paid by U.S. Bancorp, so that Scripps shareholders will receive one, but only one, dividend for that quarter.

  Preemptive Rights of Shareholders

     The DGCL provides that no stockholder shall have any preemptive rights to purchase additional securities of the corporation unless the certificate of incorporation expressly grants these rights. The U.S. Bancorp Certificate does not provide for preemptive rights. The CGCL provides that a corporation's articles of incorporation may grant to shareholders preemptive rights to subscribe to any or all issues of shares or securities. The Scripps Articles do not grant preemptive rights to shareholders.

  Indemnification

     The DGCL allows a Delaware corporation to include in its bylaws, and the U.S. Bancorp Bylaws contain, a provision eliminating the liability of a director for monetary damages for a breach of such director's fiduciary duties as a director, except liability:

     - for any breach of the director's duty of loyalty to the corporation or its stockholders,

     - for acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law,

     - under Section 174 of the DGCL (which deals generally with unlawful payments of dividends, stock repurchases and redemptions), and

     - for any transaction from which the director derived an improper personal benefit.

     The DGCL permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with the action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the relevant conduct was unlawful. The DGCL permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that the person acted in any of the capacities set forth above against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of the action if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation. However, no indemnification may be made in respect of any claim or issue as to which the person is adjudged liable to the corporation unless the Court of Chancery of Delaware or the court in which the action was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity and then only for the expenses the Court of Chancery of Delaware or the other court deems proper.

     The DGCL provides that a corporation must indemnify a present or former director or officer of a corporation who has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to above or in defense of any claim, issue or matter against expenses (including attorneys' fees) actually and reasonably incurred by the person. The U.S. Bancorp Bylaws provide that it will indemnify to the full extent permitted by, and in the manner permissible under, the DGCL, any person made, or threatened to be made, a party to any action, suit, or proceeding, whether criminal, civil, administrative, or investigative, by reason of the fact that such person (1) is or was a director, advisory director, or officer of U.S. Bancorp or any predecessor of U.S. Bancorp, or (2) is or was a director, advisory director or officer of U.S. Bancorp or any predecessor of U.S. Bancorp and served any other corporation, partnership, joint venture, trust or other enterprise as a director, advisory director, officer, partner, trustee, employee or agent at the request of U.S. Bancorp or any predecessor of U.S. Bancorp. These rights of indemnification will not be deemed exclusive of any other rights to which the director, advisory director or officer may be entitled apart from the provisions described in this Section.

     The U.S. Bancorp Board, in its discretion, will have power on behalf of U.S. Bancorp to indemnify any person, other than a director, advisory director or officer, made a party to any action, suit, or proceeding by reason of the fact that the person, or the testator or intestate of the person, is or was an employee of U.S. Bancorp.

     The DGCL permits a corporation to pay expenses (including attorneys' fees) incurred by an officer or director in defending any proceeding in advance of the final disposition of the matter upon receipt of an undertaking by or on behalf of such person to repay the amount if it is ultimately determined that the person is not entitled to indemnity. The U.S. Bancorp Certificate provides that expenses incurred in defending any proceedings will be paid by U.S. Bancorp in advance of the final disposition of the proceedings, and that if required by the DGCL, the advancement of expenses incurred by a U.S. Bancorp indemnities in his or her capacity as a director or officer (and not in any other capacity) will be made only upon delivery of an undertaking by or on behalf of the U.S. Bancorp indemnities to repay the amount unless it is ultimately determined that the U.S. Bancorp indemnities is entitled to indemnification. The U.S. Bancorp Certificate and the DGCL also provide that the indemnification provisions of the U.S. Bancorp Certificate and the statute are not exclusive of any other right that a person seeking indemnification may have or later acquire under any statute, the U.S. Bancorp Certificate and U.S. Bancorp Bylaws, agreement, vote of stockholders or disinterested directors, or otherwise. In addition, the U.S. Bancorp Certificate and the DGCL provide that U.S. Bancorp may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of U.S. Bancorp or of any subsidiary or affiliate or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not U.S. Bancorp would have the power to indemnify the person against the expense, liability or loss under the DGCL.

     The Scripps Articles permit it to indemnify its officers, directors and agents by bylaw, agreement or otherwise to the fullest extent allowed by California law. The Scripps Bylaws provide that it shall indemnify directors to the fullest extent explicitly permitted by Section 317 of the CGCL. However,
Section 204 of the CGCL allows corporations to contract for even broader indemnification than that provided by Section 317, subject to limitations for situations including breach of duty to the corporation and its shareholders. Scripps has contractually agreed with its directors and various senior executive officers, through indemnification agreements, to provide for indemnification of such persons to the maximum extent permitted by California law. The indemnification agreements cover any and all expenses (including attorneys' fees and all other costs and obligations), judgments, fines, penalties and amounts paid in settlement (including all interest assessments and other charges paid or payable in connection therewith) incurred in connection with investigating, defending, being a witness or participating in (including on appeal), or preparing to defend, be a witness in or participate in, any threatened, pending or completed action, suit or proceeding, or any inquiry or investigation, whether civil, criminal, administrative or otherwise, related to the fact that the person to be indemnified is or was a director, officer, employee, agent or fiduciary of Scripps or a subsidiary or is or was serving at the request of Scripps or a subsidiary as a director, officer, employee, agent or fiduciary of another corporation, partnership, joint venture, employee benefit plan, trust or other enterprise, or by reason of anything done or not done by such director, officer, employee, agent or fiduciary, in any such capacity. Indemnification is not available under the indemnification agreements if a person or body appointed by Scripps' board of directors who is not a party to the proceeding for which indemnification is sought and who may be or consist of one or more members of the board of directors (or, under certain circumstances discussed below, independent legal counsel) determines that such indemnification is not permitted under applicable law and such determination is not successfully challenged before a court. In addition, no officer, director or agent is entitled to indemnification under the indemnification agreements in connection with a proceeding initiated by such person, unless such proceeding was authorized or consented to by the board of directors. The indemnification agreements provide for the prompt advancement of all expenses incurred in connection with any proceeding and obligate the indemnified person to reimburse the corporation for all amounts so advanced if it is subsequently determined, as provided in the indemnification agreements, that the indemnified person is not entitled to indemnification. Scripps is not aware of any pending or threatened claim against its directors or officers for which indemnification may be sought. In addition to the indemnification provided by Scripps, the Scripps Bylaws provide that Scripps may maintain insurance on behalf of any agent of Scripps against any liability asserted against or incurred by the agent in such capacity or arising out of the agent's status as an agent, whether or not Scripps could under applicable law indemnify the agent.

                          DISSENTERS' APPRAISAL RIGHTS

     In connection with the Merger, Scripps shareholders may be entitled to Dissenters' Rights under Chapter 13 of the CGCL, the text of which is attached to this Proxy Statement/Prospectus as Appendix C. The description of Dissenters' Rights contained in this Proxy Statement/Prospectus is qualified in its entirety by reference to Chapter 13 of the CGCL. IN ORDER FOR ANY SCRIPPS SHAREHOLDER TO EXERCISE DISSENTERS' RIGHTS, (1) A NOTICE OF THE SCRIPPS SHAREHOLDER'S INTENTION TO EXERCISE HIS OR HER DISSENTERS' RIGHTS AS PROVIDED IN THE CGCL MUST BE SENT BY THE SCRIPPS SHAREHOLDER AND RECEIVED BY SCRIPPS ON OR BEFORE THE DATE OF THE SPECIAL MEETING, AND (2) THE SCRIPPS SHAREHOLDER MUST VOTE AGAINST THE APPROVAL OF THE PRINCIPAL TERMS OF THE MERGER. FAILURE TO SEND THIS NOTICE AND TO VOTE AGAINST THE PRINCIPAL TERMS OF THE MERGER WILL RESULT IN A WAIVER OF THE SCRIPPS SHAREHOLDER'S DISSENTERS' RIGHTS.

     Any demands, notices, certificates or other documents delivered to Scripps prior to the Special Meeting may be sent to M. Catherine Wright, Secretary and Chief Financial Officer, Scripps Financial Corporation, P.O. Box 509056, San Diego, California 92150-9056. Thereafter, they may be sent to the office of the Corporate Secretary, U.S. Bancorp, U.S. Bank Place, 601 Second Avenue South, Minneapolis, Minnesota 55402-4302.

     If no instructions are indicated on proxies received by Scripps, the proxies will be voted for the proposal to approve the principal terms of the Merger at the Special Meeting. THOSE SCRIPPS SHAREHOLDERS WHO RETURN THEIR PROXIES WITHOUT INSTRUCTIONS, RESULTING IN A VOTE FOR THE APPROVAL OF THE PRINCIPAL TERMS OF THE MERGER, WILL NOT BE ENTITLED TO DISSENTERS' RIGHTS.

     In addition, because Scripps common stock is traded on the American Stock Exchange, Scripps shareholders will not have Dissenters' Rights unless holders of 5% or more of the outstanding shares of Scripps common stock make demands for purchase in cash of their shares at their fair market value as of June 26, 2000, without giving effect to any increase due to the Merger, pursuant to Section 1301 of the CGCL (each, a "Demand"). ANY DEMAND MUST BE RECEIVED BY SCRIPPS OR ITS TRANSFER AGENT NOT LATER THAN THE DATE OF THE SPECIAL MEETING. The address of Scripps' transfer agent is: Wells Fargo Shareowner Services, 161 W. Concord Expressway, South St. Paul, Minnesota 55075.

     In the event that Demands are made with respect to 5% or more of the outstanding shares of Scripps common stock on or before the date of the Special Meeting, the Scripps shareholders who made Demands will be entitled to Dissenters' Rights, provided that the Dissenters' Rights are perfected pursuant to Chapter 13 of the CGCL. In the event that (1) the Merger is approved by the Scripps shareholders and (2) Demands are made by holders of 5% or more of the Scripps common stock, a holder of Scripps common stock who objects to the Merger (a "Dissenting Shareholder") will be entitled to payment in cash of the fair market value as of June 26, 2000 (the day before the public announcement of the Merger), without giving effect to any appreciation or depreciation due to the Merger of his or her shares of Scripps common stock ("Dissenting Shares"), provided that:

     - the shares were outstanding immediately prior to the date for the determination of Scripps shareholders entitled to vote on the Merger;

     - the Dissenting Shareholder voted his or her shares against the approval of the principal terms of the Merger;

     - the Dissenting Shareholder made a Demand; and

     - the Dissenting Shareholder has submitted for endorsement certificates representing his or her Dissenting Shares, in accordance with Section 1302 of the CGCL.

     The Demand must:

     - be a written demand to purchase the Dissenting Shares and make payment to the Dissenting Shareholder in cash of their fair market value as of June 26, 2000;

     - be received by Scripps on or before the date of the Special Meeting;

     - state the number and class of the shares held of record by the Dissenting Shareholder that the Dissenting Shareholder demands that Scripps purchase; and

     - contain a statement of what the Dissenting Shareholder claims to be the fair market value of his or her Dissenting Shares as of June 26, 2000.

The statement of the fair market value constitutes an offer by the Dissenting Shareholder to sell his or her Dissenting Shares at that price. A Dissenting Shareholder who has made this demand for payment may not withdraw the Demand unless Scripps consents to the withdrawal. A PROXY OR VOTE AGAINST THE APPROVAL OF THE PRINCIPAL TERMS OF THE MERGER DOES NOT IN ITSELF CONSTITUTE A DEMAND.

     The Dissenting Shareholder must submit the certificates representing the Dissenting Shares for endorsement as Dissenting Shares to Scripps at its principal office or at the office of its transfer agent within 30 days after the date on which notice of approval of the Merger by Scripps shareholders was mailed to any Dissenting Shareholder. If any Scripps shareholder has Dissenters' Rights, Scripps will mail to each of these Dissenting Shareholders a notice of the approval of the Merger by the Scripps shareholders within ten days after the date of the approval accompanied by:

     - a copy of Sections 1300, 1301, 1302, 1303 and 1304 of Chapter 13 of the CGCL;

     - a statement of the price determined by Scripps to represent the fair market value as of June 26, 2000 of the Dissenting Shares (excluding any appreciation or depreciation because of the Merger); and

     - a brief description of the procedure to be followed if the shareholder desires to exercise his or her Dissenters' Rights under the CGCL.

The statement of price constitutes an offer by Scripps to purchase the Dissenting Shares.

     If Scripps denies that shares submitted to it qualify as Dissenting Shares, or if Scripps and a Dissenting Shareholder fail to agree on the fair market value of the Dissenting Shares, either the Dissenting Shareholder or Scripps may file a complaint in the superior court of the proper county in California requesting that the court determine this issue. This complaint must be filed within six months after the date on which notice of the approval of the Merger is mailed to Dissenting Shareholders.

     On the trial of a dissenters' rights action, the court will first determine if the shares are Dissenting Shares, and if so determined, the court will either determine the fair market value or appoint one or more impartial appraisers to do so. If both Scripps and the Dissenting Shareholder fail to file a complaint within six months after the date on which notice of the approval of the Merger was mailed to the Dissenting Shareholders, the Dissenting Shareholder will lose his or her Dissenters' Rights. IN ADDITION, IF THE DISSENTING SHAREHOLDER TRANSFERS THE DISSENTING SHARES PRIOR TO THEIR SUBMISSION FOR THE REQUIRED ENDORSEMENT, THE SHARES WILL LOSE THEIR STATUS AS DISSENTING SHARES.

     FAILURE TO TAKE ANY NECESSARY STEP WILL RESULT IN A TERMINATION OR WAIVER OF THE RIGHTS OF THE DISSENTING SHAREHOLDER UNDER CHAPTER 13 OF THE CGCL. A PERSON HAVING A BENEFICIAL INTEREST IN SCRIPPS COMMON STOCK THAT IS HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A TRUSTEE OR NOMINEE, MUST ACT PROMPTLY TO CAUSE THE RECORD HOLDER TO FOLLOW THE REQUIREMENTS OF CHAPTER 13 OF THE CGCL IN A TIMELY MANNER IF THE PERSON ELECTS TO DEMAND PAYMENT OF THE FAIR MARKET VALUE OF THE SHARES.

                                 LEGAL MATTERS

     The validity of the U.S. Bancorp common stock to be issued in connection with the Merger will be passed upon by Dorsey & Whitney LLP.

                                    EXPERTS

     The consolidated financial statements of Scripps as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 have been incorporated by reference in this Proxy Statement/Prospectus in reliance upon the reports of PricewaterhouseCoopers LLP, independent accountants, given upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of U.S. Bancorp appearing in U.S. Bancorp's Annual Report (Form 10-K) for the year ended December 31, 1999, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                             SHAREHOLDER PROPOSALS

     In the event that the Merger is not approved at the Special Meeting and Scripps holds a 2001 annual meeting of shareholders, proposals of shareholders intended to be presented at the 2001 annual meeting of the shareholders of Scripps must be received by Scripps at its offices at P.O. Box 509056, San Diego, California 92150-9056, no later than December 22, 2000 and satisfy the conditions established by the SEC for shareholder proposals to be included in Scripps' proxy statement for that meeting.

                                 OTHER MATTERS

     Scripps does not know of any other business to be presented at the Special Meeting and does not currently intend to bring any other matters before the Special Meeting. However, if any other matters properly come before the Special Meeting, the persons named in the accompanying proxy are empowered, in the absence of contrary instructions, to vote according to their best judgment.

                      WHERE YOU CAN FIND MORE INFORMATION

INFORMATION REGARDING U.S. BANCORP

     U.S. Bancorp has filed with the SEC a registration statement under the Securities Act that registers the distribution to Scripps shareholders of the shares of U.S. Bancorp common stock to be issued in connection with the Merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about U.S. Bancorp and U.S. Bancorp common stock. The rules and regulations of the SEC allow us to omit some information included in the registration statement from this Proxy Statement/Prospectus.

     In addition, U.S. Bancorp files reports, proxy statements and other information with the SEC under the Exchange Act of 1934, as amended (the "Exchange Act"). You may read and copy this information at the following locations of the SEC:

   Public Reference Room       New York Regional Office     Chicago Regional Office
   450 Fifth Street, N.W.        7 World Trade Center           Citicorp Center
         Room 1024                    Suite 1300            500 West Madison Street
   Washington, D.C. 20549      New York, New York 10048            Suite 1400
                                                          Chicago, Illinois 60661-2511

     You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. You may also obtain information from the SEC by calling 1-800-SEC-0330.

     The SEC also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers, like U.S. Bancorp, who file electronically with the SEC. The address of that site is http://www.sec.gov.

     You can also inspect reports, proxy statements and other information about U.S. Bancorp at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     The SEC allows U.S. Bancorp to "incorporate by reference" information into this Proxy Statement/ Prospectus. This means that U.S. Bancorp can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this Proxy Statement/Prospectus, except for any information that is superseded by information that is included directly in this document.

     This Proxy Statement/Prospectus incorporates by reference the documents listed below that U.S. Bancorp has previously filed with the SEC. These documents contain important information about U.S. Bancorp and its financial condition.

U.S. BANCORP SEC FILINGS                                           PERIOD
------------------------                                           ------
Annual Report on Form 10-K...................   Year Ended December 31, 1999, as filed
                                                  February 25, 2000
Quarterly Report on Form 10-Q................   Quarter ended March 31, 2000 as filed May 12,
                                                  2000
Quarterly Report on Form 10-Q................   Quarter ended June 30, 2000, as filed August
                                                11, 2000
Definitive Proxy Statement...................   For Annual Meeting of Shareholders held on
                                                  April 19, 2000, as filed March 13, 2000
Current Report on Form 8-K...................   Filed July 20, 2000

     U.S. Bancorp incorporates by reference additional documents that it may file with the SEC between the date of this Proxy Statement/Prospectus and the date of the Special Meeting. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements. Any of these additional documents may contain information that supersedes information contained in this Proxy Statement/Prospectus or a previously filed document that is incorporated by reference into this Proxy Statement/Prospectus.

INFORMATION REGARDING SCRIPPS

     The registration statement, including the attached exhibits and schedules, contains additional information about Scripps and Scripps common stock. The rules and regulations of the SEC allow us to omit some information included in the registration statement from this Proxy Statement/Prospectus.

     In addition, Scripps files reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the following locations of the SEC:

  Public Reference Room       New York Regional Office     Chicago Regional Office
  450 Fifth Street, N.W.        7 World Trade Center           Citicorp Center
        Room 1024                    Suite 1300            500 West Madison Street
  Washington, D.C. 20549      New York, New York 10048            Suite 1400
                                                              Chicago, Illinois
                                                                  60661-2511

     You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. You may also obtain information from the SEC by calling 1-800-SEC-0330.

     The SEC also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers, like Scripps, who file electronically with the SEC. The address of that site is http://www.sec.gov.

     You can also inspect reports, proxy statements and other information about Scripps at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006.

     The SEC allows Scripps to "incorporate by reference" information into this Proxy Statement/ Prospectus. This means that Scripps can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this Proxy Statement/Prospectus, except for any information that is superseded by information that is included directly in this document.

     This Proxy Statement/Prospectus incorporates by reference the documents listed below that Scripps has previously filed with the SEC. These documents contain important information about Scripps and its financial condition.

SCRIPPS SEC FILINGS                                               PERIOD
-------------------                        ----------------------------------------------------
Annual Report on Form 10-K...............  Year Ended December 31, 1999 as filed March 30, 2000
Quarterly Report on Form 10-Q............  Quarter ended March 31, 2000, as filed May 15, 2000
Quarterly Report on Form 10-Q............  Quarter ended June 30, 2000, as filed August 14,
                                           2000
Definitive Proxy Statement...............  For Annual Meeting of Shareholders held on May 17,
                                           2000, as filed April 20, 2000
Current Reports on Form 8-K..............  Filed July 5, 2000
The description of Scripps common stock
contained in its registration statement
on Form 10, as amended (File No 0-26081)
(See also "DESCRIPTION OF U.S CAPITAL
STOCK AND COMPARISONS OF SHAREHOLDER
RIGHTS.")................................  Filed May 14, 1999

     Scripps incorporates by reference additional documents that it may file with the SEC between the date of this Proxy Statement/Prospectus and the date of the Special Meeting. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements. Any of these additional documents may contain information that supersedes information contained in this Proxy Statement/Prospectus or a previously filed document that is incorporated by reference into this Proxy Statement/Prospectus.

INFORMATION REGARDING U.S. BANCORP AND SCRIPPS

     U.S. Bancorp has supplied all information contained or incorporated by reference in this Proxy Statement/Prospectus relating to U.S. Bancorp, as well as all pro forma financial information, and Scripps has supplied all such information relating to Scripps.

     Documents incorporated by reference are available from the companies without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this Proxy Statement/Prospectus. You can obtain documents incorporated by reference in this Proxy

Statement/Prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses:

          U.S. Bancorp             Scripps Financial Corporation
       Investor Relations               Investor Relations
         U.S. Bank Place                  P.O. Box 509056
     601 Second Avenue South         San Diego, CA 92150-9056
Minneapolis, Minnesota 55402-4302    Telephone (858) 720-7167
    Telephone (612) 973-1111

     If you would like to request documents, please do so by             , 2000
to receive them before the Special Meeting. If you request any incorporated documents from us, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request.

     We have not authorized anyone to give any information or make any representation about the Merger or our companies that is different from, or in addition to, that contained in this Proxy Statement/ Prospectus or in any of the materials that we have incorporated into this document. Therefore, if anyone gives you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this Proxy Statement/Prospectus does not extend to you. The information contained in this Proxy Statement/Prospectus speaks only as of the date of this Proxy Statement/Prospectus unless the information specifically indicates that another date applies.

                           FORWARD-LOOKING STATEMENTS

     This Proxy Statement/Prospectus (including information included or incorporated by reference herein) contains certain forward-looking statements. Statements that are not historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and important factors could cause actual results to differ materially from those anticipated, including the following, in addition to those contained in U.S. Bancorp's reports on file with the SEC:

     - U.S. Bancorp's investments in its consumer banking, payment systems and wealth management business and in its internet development could require additional incremental spending, and might not produce expected deposit and loan growth and anticipated contributions to earnings;

     - general economic or industry conditions could be less favorable than expected, resulting in a deterioration in credit quality, a change in the allowance for credit losses, or a reduced demand for credit or fee-based products and services;

     - changes in the domestic interest rate environment could reduce net interest income and could increase credit losses;

     - the conditions of the securities markets could change, adversely affecting revenues from capital markets businesses, the value or credit quality of U.S. Bancorp's on-balance sheet and off-balance sheet assets, or the availability and terms of funding necessary to meet liquidity needs;

     - changes in the extensive laws, regulations and policies governing financial services companies could alter U.S. Bancorp's business environment or affect operations;

     - the potential need to adapt to industry changes in information technology systems, on which U.S. Bancorp is highly dependent, could present operational issues or require significant capital spending;

     - competitive pressures could intensify and affect U.S. Bancorp's profitability, including as a result of continued industry consolidation, the increased availability of financial services from non-banks, technological developments such as the internet, or bank regulatory reform; and

     - acquisitions may not produce revenue enhancements or cost savings at levels or within time frames originally anticipated, or may result in unforeseen integration difficulties.

     Forward-looking statements speak only as of the date they are made, and U.S. Bancorp undertakes no obligation to update them in light of new information or future events. See "WHERE YOU CAN FIND MORE INFORMATION."

                             INDEX OF DEFINED TERMS

Agreement...................................................    14
Average Price...............................................    17
Bank Merger Act.............................................    35
Bank Merger.................................................    35
BHCA........................................................    34
Business Combination........................................    57
California Transactions.....................................    25
CGCL........................................................    38
Code........................................................    17
Demand......................................................    64
Dissenting Shares...........................................    64
Dissenting Shareholder......................................    64
DFI.........................................................    34
DGCL........................................................    16
DOJ.........................................................    35
Effective Date..............................................    29
Effective Time..............................................    29
Exchange Act................................................    66
Exchange Agent..............................................    28
Exchange Ratio..............................................    17
Existing Employment Agreements..............................    38
FDIC........................................................    35
FRB.........................................................    34
High Performance Group......................................    23
IRS.........................................................    41
Merger......................................................    14
Nationwide Transactions.....................................    25
NYSE........................................................    21
OCC.........................................................    34
Record Date.................................................    14
Reference Package...........................................    50
Regional Group..............................................    23
Replacement Option..........................................    17
Sandler Opinion.............................................    21
Scripps Articles............................................    49
Scripps Board...............................................    14
Scripps Bylaws..............................................    49
Scripps common stock........................................    14
Scripps Stock Option........................................    17
SEC.........................................................    30
Securities Act..............................................    40
Special Meeting.............................................    14
Superior Proposal...........................................    33
Term Date...................................................    49
Term Participating Preferred Stock..........................    49
Termination Fee.............................................    36
U.S. Bancorp Bylaws.........................................    49
U.S. Bancorp Board..........................................    43
U.S. Bancorp Certificate....................................    49
U.S. Bancorp common stock...................................    16
Voting Agreements...........................................    16

                                                                      APPENDIX A


                          AGREEMENT AND PLAN OF MERGER

                           DATED AS OF JUNE 27, 2000
                                    BETWEEN
                                  U.S. BANCORP
                                      AND
                         SCRIPPS FINANCIAL CORPORATION
                                  (AS AMENDED)

                               TABLE OF CONTENTS

RECITALS.............................................................   A-1
ARTICLE I CERTAIN DEFINITIONS........................................   A-1
  1.01   Certain Definitions.........................................   A-1
ARTICLE II THE MERGER................................................   A-5
  2.01   The Merger..................................................   A-5
  2.02   Effective Date and Effective Time...........................   A-5
ARTICLE III MERGER CONSIDERATION; EXCHANGE PROCEDURES................   A-5
  3.01   Merger Consideration........................................   A-5
  3.02   Rights as Shareholders; Stock Transfers.....................   A-6
  3.03   Fractional Shares...........................................   A-6
  3.04   Exchange Procedures.........................................   A-6
  3.05   Anti-Dilution Provisions....................................   A-8
  3.06   Options.....................................................   A-8
ARTICLE IV ACTIONS PENDING ACQUISITION...............................   A-9
  4.01   Forbearances of Seller......................................   A-9
  4.02   Forbearances of Acquirer....................................  A-11
ARTICLE V REPRESENTATIONS AND WARRANTIES.............................  A-11
  5.01   Disclosure Schedule.........................................  A-11
  5.02   Standard....................................................  A-12
  5.03   Representations and Warranties of Seller....................  A-12
  5.04   Representations and Warranties of Acquirer..................  A-21
ARTICLE VI COVENANTS.................................................  A-23
  6.01   Reasonable Best Efforts.....................................  A-23
  6.02   Shareholder Approval........................................  A-23
  6.03   Registration Statement......................................  A-24
  6.04   Press Releases..............................................  A-24
  6.05   Access; Information.........................................  A-25
  6.06   Acquisition Proposals.......................................  A-25
  6.07   Affiliate Agreements........................................  A-26
  6.08   Stock Exchange Listing......................................  A-26
  6.09   Regulatory Applications.....................................  A-26
  6.10   Indemnification; Directors' and Officers' Insurance.........  A-27
  6.11   Takeover Laws; No Right Triggered...........................  A-28
  6.12   Notification of Certain Matters.............................  A-28
  6.13   Certain Loans and Related Matters...........................  A-28
  6.14   Monthly Financial Statements................................  A-28
  6.15   Accountants' Letters........................................  A-28
  6.16   Tax Matters.................................................  A-29
  6.17   Establishment of Accruals...................................  A-29
  6.18   Coordination of Dividends...................................  A-29
  6.19   Benefit Plans...............................................  A-29
  6.20   Employment and Confidentiality/Nonsolicitation Agreements...  A-30
ARTICLE VII CONDITIONS TO CONSUMMATION OF THE MERGER.................  A-30
  7.01   Conditions to Each Party's Obligation to Effect the
         Merger......................................................  A-30
  7.02   Conditions to Obligation of Seller..........................  A-31
  7.03   Conditions to Obligation of Acquirer........................  A-31

ARTICLE VIII TERMINATION.............................................  A-32
  8.01   Termination.................................................  A-32
  8.02   Effect of Termination and Abandonment.......................  A-33
  8.03   Termination Fee.............................................  A-33
ARTICLE IX MISCELLANEOUS.............................................  A-34
  9.01   Survival....................................................  A-34
  9.02   Waiver; Amendment...........................................  A-34
  9.03   Counterparts................................................  A-34
  9.04   Governing Law; Waiver of Jury Trial.........................  A-34
  9.05   Expenses....................................................  A-34
  9.06   Notices.....................................................  A-34
  9.07   Entire Understanding; No Third Party Beneficiaries..........  A-35
  9.08   Interpretation; Effect......................................  A-35
  9.09   Enforcement of Agreement....................................  A-35

                          AGREEMENT AND PLAN OF MERGER

     AGREEMENT AND PLAN OF MERGER, dated as of June 27, 2000 (this "Agreement") between U.S. BANCORP ("Acquirer") and SCRIPPS FINANCIAL CORPORATION ("Seller").

                                    RECITALS

     A. Acquirer. Acquirer is a Delaware corporation, having its principal place of business in Minneapolis, Minnesota.

     B. Seller. Seller is a California corporation, having its principal place of business in San Diego, California.

     C. Intentions of the Parties. Acquirer and Seller intend that the merger (the "Merger") contemplated by this Agreement shall qualify as a reorganization under Section 368 of the Internal Revenue Code of 1986 as amended (the "Code").

     D. Board Action. The respective Boards of Directors of Seller and Acquirer have determined that it is advisable and in the best interests of their respective companies and their shareholders to consummate the Merger in accordance with the terms provided for herein.

     E. Voting Agreements. Simultaneously herewith, certain directors and executive officers of Seller each have entered into a shareholder voting agreement with Acquirer.

     NOW, THEREFORE, in consideration of the premises and of the mutual covenants, representations, warranties and agreements contained herein, the parties agree as follows:

                                   ARTICLE I

                              CERTAIN DEFINITIONS

     1.01 Certain Definitions. The following terms are used in this Agreement with the meanings set forth below:

     "Acquirer" has the meaning set forth in the preamble to this Agreement.

     "Acquirer Average Price" means the average of the daily closing sales prices of a share of Acquirer Common Stock as reported on the consolidated tape of the NYSE during the 10 consecutive trading days ending with the date of Required Regulatory Approval.

     "Acquirer Board" means the Board of Directors of Acquirer.

     "Acquirer Common Stock" means the common stock, $1.25 par value per share, of Acquirer.

     "Acquirer Preferred Stock" has the meaning set forth in Section 5.04(b).

     "Acquirer Transaction" has the meaning set forth in Section 3.01(a)(ii).

     "Agreement" means this Agreement, as amended or modified from time to time in accordance with Section 9.02.

     "Business Combination" has the meaning set forth in Section 3.05.

     "CGCL" means the California General Corporation Law, as amended.

     "Code" has the meaning set forth in the recitals.

     "Compensation and Benefit Plans" has the meaning set forth in Section 5.03(p)(i).

     "Confidentiality Agreements" has the meaning set forth in Section 6.05(b).

     "Costs" has the meaning set forth in Section 6.10(a).

     "DFI" means the California Department of Financial Institutions.

     "DGCL" means the Delaware General Corporation Law, as amended.

     "DPC Shares" means shares of Seller Common Stock held as a result of debts previously contracted in good faith.

     "Disclosure Schedule" has the meaning set forth in Section 5.01.

     "Dissenting Shares" has the meaning set forth in Section 3.04(f).

     "Effective Date" has the meaning set forth in Section 2.02.

     "Effective Time" has the meaning set forth in Section 2.02.

     "Environmental Law" has the meaning set forth in Section 5.03(s).

     "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

     "ERISA Affiliate" has the meaning set forth in Section 5.03(p)(iv).

     "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

     "Exchange Agent" has the meaning set forth in Section 3.04(a).

     "Exchange Ratio" has the meaning set forth in Section 3.01(a).

     "FDIC" means the Federal Deposit Insurance Corporation.

     "FRB" means the Board of Governors of the Federal Reserve System.

     "GAAP" means United States generally accepted accounting principles, consistently applied.

     "Governmental Authority" means any court, administrative agency or commission or other federal, state or local governmental authority or instrumentality.

     "Hazardous Substance" has the meaning set forth in Section 5.03(s).

     "Indemnified Parties" has the meaning set forth in Section 6.10(a).

     "Injunction" has the meaning set forth in Section 7.01(c).

     "Insurance Amount" has the meaning set forth in Section 6.10(c).

     "Latest Seller Balance Sheet" has the meaning set forth in Section 5.03(i).

     "Leases" has the meaning set forth in Section 5.03(r)(ii).

     "Liabilities" has the meaning set forth in Section 5.03(i).

     "Liens" means any charge, mortgage, pledge, security interest, restriction, claim, lien or encumbrance other than liens for taxes not yet due and payable.

     "Loans" has the meaning set forth in Section 5.03(w)(i).

     "Material Adverse Effect" means, with respect to Acquirer or Seller, as the case may be, any effect that: (i) is material and adverse to the financial position, results of operations or business of Acquirer and its Subsidiaries, taken as a whole, or Seller and its Subsidiaries, taken as a whole, or (ii) would materially impair the ability of either Acquirer or Seller to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement; provided, however, that Material Adverse Effect shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability or interpretations thereof by any court or any Governmental Authority, (b) changes in GAAP or regulatory accounting requirements applicable to banks and their holding companies generally, (c) any expenses incurred by a party hereto in connection with this Agreement or the transactions contemplated hereby, or (d) any action or omission of Seller or any of its Subsidiaries or Acquirer or any of its Subsidiaries taken with the prior written consent of the other party hereto.

     "Material Contract" means, with respect to any Person, any agreement, contract, arrangement, commitment or understanding (whether written or oral):
(i) that is a "material contract" within the meaning of Item 601(b)(10) of the SEC's Regulation S-K, (ii) that materially restricts the conduct of its business, or (iii) that is otherwise material to its financial position, results of operations or business.

     "Merger" has the meaning set forth in Section 2.01(a).

     "Merger Consideration" has the meaning set forth in Section 2.01(a).

     "Multiemployer Plans" has the meaning set forth in Section 5.03(p)(iii).

     "New Certificates" has the meaning set forth in Section 3.04(a).

     "NYSE" means the New York Stock Exchange.

     "OCC" means the Office of the Comptroller of the Currency.

     "Old Certificates" has the meaning set forth in Section 3.04(a).

     "OREO" means "other real estate owned."

     "Pension Plan" has the meaning set forth in Section 5.03(p)(iii).

     "Person" means any individual, bank, corporation, partnership, association, joint-stock company, business trust or other entity or unincorporated organization.

     "Plans" has the meaning set forth in Section 5.03(p)(iii).

     "Previously Disclosed" by a party means information set forth in its Disclosure Schedule.

     "Proxy Statement" has the meaning set forth in Section 6.03(a).

     "Registration Statement" has the meaning set forth in Section 6.03(a).

     "Regulatory Authorities" has the meaning set forth in Section 5.03(k)(i).

     "Replacement Option" has the meaning set forth in Section 3.06(a).

     "Representatives" means, with respect to any Person, such Person's directors, officers, employees, legal or financial advisors or any representatives of such legal or financial advisors.

     "Required Regulatory Approval" means approval by the FRB of the Merger or, in the event that the FRB does not require submission of a formal application under the Bank Holding Company Act of 1956, as amended, as a condition to consummation of the Merger, the approval by the OCC of an application to merge Scripps Bank with and into U.S. Bank National Association under the Bank Merger Act.

     "Rights" means, with respect to any Person, securities or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, or any options, calls or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of, shares of capital stock of such Person.

     "SEC" means the Securities and Exchange Commission.

     "SEC Documents" has the meaning set forth in Section 5.03(g).

     "Sections 1300 et seq." has the meaning set forth in Section 3.04(f).

     "Securities Act" means the Securities Act of 1933, as amended, and rules and regulations thereunder.

     "Seller" has the meaning set forth in the preamble to this Agreement.

     "Seller Articles" means the Articles of Incorporation of Seller as in effect as of the date hereof.

     "Seller Board" means the Board of Directors of Seller.

     "Seller By-Laws" means the By-Laws of Seller as in effect as of the date hereof.

     "Seller Common Stock" means the common stock, no par value per share, of Seller.

     "Seller Meeting" has the meaning set forth in Section 6.02.

     "Seller Plans" means those plans set forth under the heading "Plans" on
Schedule 5.03 -- Employee Benefit Plans in the Disclosure Schedule.

     "Seller Preferred Stock" has the meaning set forth in Section 5.03(b).

     "Seller Regulatory Reports" has the meaning set forth in Section 5.03(k)(iii).

     "Seller Stock Option" has the meaning set forth in Section 3.06(a).

     "Seller's Knowledge" means the actual knowledge of any director or executive officer of Seller or a Subsidiary of Seller, after reasonable inquiry and investigation.

     "Subsidiary" and "Significant Subsidiary" have the meanings ascribed to them in Rule 1-02 of Regulation S-X of the SEC.

     "Superior Proposal" means a bona fide Takeover Proposal which a majority of the disinterested members of the Seller Board determines in its reasonable good faith judgment to be more favorable to the Seller's shareholders than the Merger (after receiving the advice of the Seller's independent financial advisor that the financial value of the consideration provided for in such Takeover Proposal exceeds the financial value of the Merger Consideration) and for which financing, to the extent required, is then committed by a third party or which, in the reasonable good faith judgment of a majority of such disinterested members (after receiving the advice of the Seller's independent financial advisor), is highly likely to be financed by such third party.

     "Surviving Corporation" has the meaning set forth in Section 2.01(a).

     "Takeover Laws" has the meaning set forth in Section 5.03(aa).

     "Takeover Proposal" means, with respect to any Person, any tender or exchange offer, proposal for a merger, consolidation or other business combination involving Seller or any of its Significant Subsidiaries, or any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the assets or deposits of, Seller or any of its Significant Subsidiaries, other than the transactions contemplated by this Agreement.

     "Tax" and "Taxes" means all federal, state, local or foreign taxes, charges, fees, levies or other assessments, however denominated, including, without limitation, all net income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property, environmental, unemployment or other taxes, custom duties, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority.

     "Tax Returns" means any return, amended return or other report (including elections, declarations, disclosures, schedules, estimates and information returns) required to be filed with respect to any Tax.

     "Termination Fee" has the meaning set forth in Section 8.03.

     "Treasury Stock" means shares of Seller Common Stock held by Seller or by Acquirer or any of its Subsidiaries, in each case other than Trust Account Shares and DPC Shares.

     "Trust Account Shares" means shares of Seller Common Stock held in a fiduciary (including custodial or agency) capacity.

                                   ARTICLE II

                                   THE MERGER

     2.01  The Merger.

     (a) The Surviving Corporation. At the Effective Time, Seller shall merge with and into Acquirer (the "Merger"), the separate corporate existence of Seller shall cease and Acquirer shall survive and continue to exist as a Delaware corporation (Acquirer, as the surviving corporation in the Merger, sometimes being referred to herein as the "Surviving Corporation"). Acquirer may at any time prior to the Effective Time change the method of effecting the combination with Seller (including, without limitation, the provisions of this Article II) if and to the extent it deems such change to be desirable, including, without limitation, to provide for a merger of Seller directly with and into a wholly-owned subsidiary of Acquirer, in which either Seller or such subsidiary is the surviving corporation; provided, however, that no such change shall (i) alter or change the amount, method of calculating or kind of consideration to be issued to holders of Seller Common Stock as provided for in this Agreement (the "Merger Consideration"), or the relative equity interest in the Surviving Corporation represented thereby, (ii) adversely affect the tax treatment of Seller's shareholders as a result of receiving the Merger Consideration, or (iii) materially impede or delay consummation of the transactions contemplated by this Agreement.

     (b) Effective Date of Merger; Effects of Merger. Subject to the satisfaction or waiver of the conditions set forth in Article VII in accordance with this Agreement, the Merger shall become effective upon the occurrence of both (i) the filing in the office of the Secretary of State of California of an agreement of merger in accordance with Section 1103 of the CGCL and (ii) the filing in the office of the Secretary of State of the State of Delaware of a certificate of merger in accordance with Section 252 of the DGCL, or such later date and time as may be set forth in such agreement and certificate. The Merger shall have the effects prescribed in the CGCL and the DGCL.

     (c) Certificate of Incorporation and By-Laws. The certificate of incorporation and by-laws of the Surviving Corporation immediately after the Effective Time shall be those of Acquirer as in effect immediately prior to the Effective Time.

     (d) Directors and Officers of the Surviving Corporation. The directors and officers of the Surviving Corporation immediately after the Effective Time shall be the directors and officers of Acquirer immediately prior to the Effective Time, until such time as their successors shall be duly elected and qualified.

     2.02 Effective Date and Effective Time. Subject to the satisfaction or waiver of the conditions as set forth in Article VII in accordance with this Agreement, the parties shall cause the effective date of the Merger (the "Effective Date") to occur on (i) a date within two business days of the day on which the last of the conditions set forth in Sections 7.01, 7.02 and 7.03 shall have been satisfied or waived in accordance with the terms of this Agreement
(ii) such other date to which the parties hereto may agree in writing. The time on the Effective Date when the Merger shall become effective is referred to as the "Effective Time."

                                  ARTICLE III

                   MERGER CONSIDERATION; EXCHANGE PROCEDURES

     3.01 Merger Consideration. Subject to the provisions of this Agreement, at the Effective Time, automatically by virtue of the Merger and without any action on the part of any Person:

          (a) Outstanding Seller Common Stock. Each share of Seller Common Stock, excluding Treasury Stock, issued and outstanding immediately prior to the Effective Time shall be converted, subject to Section 3.05, into 1.067 shares of Acquirer Common Stock (the "Exchange Ratio"). Notwithstanding the foregoing:

             (i) if the Acquirer Average Price is less than $18.56, then the Exchange Ratio shall be adjusted so that it is equal to the quotient (rounded up to the nearest third decimal point) obtained by dividing $19.80 by the Acquirer Average Price; and

             (ii) if the Acquirer Average Price is greater than $22.69, then the Exchange Ratio shall be adjusted so that it is equal to the quotient (rounded up to the nearest third decimal point) obtained by dividing $24.21 by the Acquirer Average Price; provided, however, that, notwithstanding any other provision of this Agreement, if (x) the average of the daily closing prices of a share of Acquirer Common Stock as reported on the consolidated tape of the NYSE during the 10 consecutive trading days ending with the third business day prior to the Effective Date is greater than $22.69 and (y) after the date hereof and prior to the Effective Date, Acquirer has publicly announced an Acquirer Transaction (as defined below), then the Exchange Ratio shall be equal to 1.067. As used in this Section 3.01(a)(ii), the term "Acquirer Transaction" means the execution by Acquirer of a definitive agreement or letter of intent providing for a transaction in which a merger, consolidation or other business combination involving Acquirer in which either (A) the Acquirer Board approving such definitive agreement shall not constitute a majority of the board of directors of the combined or merged entity surviving in such merger, consolidation or other business combination or (B) less than a majority of the outstanding voting securities of the combined or merged entity surviving in such merger, consolidation or other business combination are owned by the former shareholders of Acquirer.

          (b) Outstanding Acquirer Common Stock. Each share of Acquirer Common Stock issued and outstanding immediately prior to the Effective Time shall remain outstanding and unaffected and, together with the shares converted into Acquirer Common Stock pursuant to Section 3.01(a), shall constitute all of the then-issued and outstanding shares of capital stock of the Surviving Corporation.

          (c) Treasury Stock. Each of the shares of Seller Common Stock held as Treasury Stock immediately prior to the Effective Time shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.

     3.02 Rights as Shareholders; Stock Transfers. At the Effective Time, holders of Seller Common Stock shall cease to be, and shall have no rights as, shareholders of Seller, other than to receive any dividend or other distribution with respect to Seller Common Stock with a record date occurring prior to the Effective Date and the consideration provided under this Article III, including any dissenter's rights provided in Section 3.04(f). After the Effective Time, there shall be no transfers on the stock transfer books of Seller or the Surviving Corporation of shares of Seller Common Stock.

     3.03 Fractional Shares. Notwithstanding any other provision hereof, no certificates for fractional shares of Acquirer Common Stock, or other evidence of ownership thereof, will be issued in the Merger (unless otherwise specifically provided by Acquirer with respect to any shares of Acquirer Common Stock issued in the form of book-entry securities); instead, Acquirer shall pay to each holder of Seller Common Stock who would otherwise be entitled to a fractional share of Acquirer Common Stock (after taking into account all of the shares of Seller Common Stock represented by all of the Old Certificates delivered by such holder) an amount in cash (without interest) determined by multiplying such fraction by the average of the closing sale prices of Acquirer Common Stock, as reported by the NYSE Composite Transactions Reporting System (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source), for the five NYSE trading days immediately preceding the Effective Date.

     3.04  Exchange Procedures.

          (a) Deposit of Exchange Fund. At or prior to the Effective Time, Acquirer shall deposit, or shall cause to be deposited, with such bank or trust company as Acquirer shall elect (which may be a Subsidiary of Acquirer) (the "Exchange Agent"), for the benefit of the holders of certificates formerly representing shares of Seller Common Stock ("Old Certificates"), for exchange in accordance with this Article III, certificates or book-entry securities representing the shares of Acquirer Common Stock ("New Certificates") and any cash in lieu of fractional shares (such cash and New Certificates, together with any dividends or distributions with a record date occurring after the Effective Date with respect thereto (without any interest on any such cash, dividends or distributions) being hereinafter referred to as the "Exchange Fund") to be paid pursuant to this Article III in exchange for the shares of Seller Common Stock outstanding immediately prior to the Effective Time.

          (b) Exchange of Certificates. As promptly as practicable after the Effective Date, Acquirer shall send or cause to be sent to each former holder of record of shares of Seller Common Stock (other than Treasury Stock) immediately prior to the Effective Time transmittal materials for use in exchanging such shareholder's Old Certificates for the Merger Consideration set forth in this Article III. Following the dissemination of such transmittal materials and receipt by the Exchange Agent of duly completed copies thereof, all as disseminated and processed by the Exchange Agent in the ordinary course, Acquirer shall cause the New Certificates representing Acquirer Common Stock into which shares of a shareholder's Seller Common Stock are converted on the Effective Date and/or any check in respect of fractional share interests or dividends or distributions which such Person shall be entitled to receive to be delivered to such shareholder upon delivery to the Exchange Agent of Old Certificates representing such shares of Seller Common Stock (or indemnity reasonably satisfactory to Acquirer and the Exchange Agent, if any of such certificates are lost, stolen or destroyed) owned of record immediately prior to the Effective Time by such shareholder. No interest will be paid on any such cash to be paid in lieu of fractional share interests or dividends or distributions which any such Person shall be entitled to receive pursuant to this Article III upon such delivery.

          (c) Unclaimed Certificates. If Old Certificates are not surrendered or the consideration therefor is not claimed prior to the date on which such consideration would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed consideration shall, to the extent permitted by abandoned property and any other applicable law, become the property of Acquirer (and to the extent not in its possession shall be paid over to Acquirer), and thereafter any shareholders of Seller who have not surrendered their Old Certificates shall thereafter look only to Acquirer for payment of the shares of Acquirer Common Stock, cash in lieu of any fractional shares of Acquirer Common Stock, and unpaid dividends and distributions on Acquirer Common Stock deliverable in respect to each share of Seller Common Stock such shareholder holds immediately prior to the Effective Time, as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to any former holder of Seller Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

          (d) Distributions in Respect of Unclaimed Certificates. No dividends or other distributions with respect to Acquirer Common Stock with a record date occurring after the Effective Time shall be paid to the holder of any unsurrendered Old Certificate representing shares of Seller Common Stock converted in the Merger into the right to receive shares of such Acquirer Common Stock until the holder thereof shall be entitled to receive New Certificates in exchange therefor after having complied with the procedures set forth in this Section 3.04, and no such shares of Acquirer Common Stock shall be eligible to vote until the holder of Old Certificates is entitled to receive New Certificates after having complied with the procedures set forth in this Section 3.04. After becoming so entitled and after having complied with this Section 3.04, the record holder thereof also shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had otherwise become payable with respect to shares of Acquirer Common Stock such holder had the right to receive upon surrender of the Old Certificate.

          (e) Disposition of Unclaimed Exchange Fund. Any portion of the Exchange Fund that remains unclaimed by the shareholders of Seller for six months after the Effective Time shall be returned by the Exchange Agent to Acquirer if Acquirer so requests. In the event of the return of such Exchange Fund to Acquirer, any shareholders of Seller who have not theretofore complied with this Article III shall thereafter look only to Acquirer for payment of the shares of Acquirer Common Stock, cash in lieu of any fractional shares of Acquirer Common Stock, and unpaid dividends and distributions on Acquirer Common Stock deliverable in respect of each share of Seller Common Stock such shareholder holds immediately prior to the Effective Time, as determined pursuant to this Agreement, in each case, without any interest thereon.

          (f) Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Seller Common Stock which are outstanding immediately prior to the Effective Time and which constitute "dissenting shares" as defined in Section 1300 of the CGCL (such shares are referred to herein as "Dissenting Shares") shall not be converted into shares of Acquirer Common Stock but, instead, the holders thereof shall be entitled to receive payment of the fair market value of such Dissenting Shares as determined in accordance with the provisions of Sections 1300-1312 ("Sections 1300 et seq.") of the CGCL; provided, however, that (i) if any holder of Dissenting Shares shall subsequently withdraw, with the consent of the Surviving Corporation, his or her demand for purchase of such shares, or (ii) if any holder of Dissenting Shares fails to establish or perfect or otherwise loses his or her entitlement to payment of the fair market value of such shares as provided in Sections 1300 et seq. such holder or holders (as the case may be) shall not be entitled to receive payment of the fair market value of such shares of Seller Common Stock as contemplated by Sections 1300 et seq., and each of such shares shall thereupon be deemed to have been converted into shares of Acquirer Common Stock and cash in lieu of fractional shares, without any interest thereon, as provided in Article III hereof.

     3.05 Anti-Dilution Provisions. In the event Acquirer changes (or establishes a record date for changing) the number of shares of Acquirer Common Stock issued and outstanding prior to the Effective Date as a result of any stock split, recapitalization, reclassification, combination, exchange of shares, readjustment or similar transaction with respect to the outstanding Acquirer Common Stock, or Acquirer declares a stock dividend or extraordinary cash dividend, and the record date therefor shall be prior to the Effective Date, the Exchange Ratio shall be proportionately adjusted. If, between the date hereof and the Effective Time, Acquirer shall merge, be acquired or consolidate with, by or into any other corporation (a "Business Combination") and the terms thereof shall provide that Acquirer Common Stock shall be converted into or exchanged for the shares of any other corporation or entity, then provision shall be made as part of the terms of such Business Combination so that shareholders of Seller who would be entitled to receive shares of Acquirer Common Stock pursuant to this Agreement shall be entitled to receive, in lieu of each share of Acquirer Common Stock issuable to such shareholders as provided herein, the same kind and amount of securities or assets as shall be distributable upon such Business Combination with respect to one share of Acquirer Common Stock (provided that nothing herein shall be construed so as to release the acquiring entity in any such Business Combination from its obligations under this Agreement as the successor to Acquirer).

     3.06  Options.

          (a) At the Effective Time, all outstanding options to purchase shares of Seller Common Stock outstanding immediately prior to the Effective Time under any of the Seller Plans (all such options of an option holder having the same exercise price, a "Seller Stock Option") shall be converted into an option to acquire, on the same terms and conditions as were applicable under such Seller Stock Option, the number of shares of Acquirer Common Stock equal to (a) the number of shares of Seller Common Stock subject to the Seller Stock Option, multiplied by (b) the Exchange Ratio (such product rounded up (or down as provided below with respect to "incentive stock options") to the nearest whole number) (all such new options of an option holder, a "Replacement Option"), at an exercise price per share (rounded up or down to the nearest whole cent) equal to (y) the aggregate exercise price for the shares of Seller Common Stock which were purchasable pursuant to such Seller Stock Option divided by (z) the number of full shares of Acquirer Common Stock subject to such Replacement Option in accordance with the foregoing. Notwithstanding the foregoing, each Seller Stock Option which is intended to be an "incentive stock option" (as defined in Section 422 of the

     Code) shall be adjusted in accordance with the requirements of Section 424 of the Code. At or prior to the Effective Time, Seller shall take all reasonable action, if any, necessary with respect to the Seller Plans to permit the replacement of the outstanding Seller Stock Options by Acquirer pursuant to this Section. At the Effective Time, Acquirer shall assume the Seller Plans; provided, that such assumption shall be only in respect of the Replacement Options resulting from the conversion of Seller Stock Options issued under such plans and that Acquirer shall have no obligation with respect to any awards under the Seller Plans other than the Replacement Options and shall have no obligation to make any additional grants or awards under such assumed Seller Plans.

          (b) Prior to the Effective Time, Acquirer shall reserve for issuance the number of shares of Acquirer Common Stock necessary to satisfy Acquirer's obligations under this Section 3.06.

                                   ARTICLE IV

                          ACTIONS PENDING ACQUISITION

     4.01 Forbearances of Seller. From the date hereof until the Effective Time, except as set forth in a written action plan furnished to Acquirer prior to the date hereof or as expressly contemplated by this Agreement without the prior written consent of Acquirer, Seller will not, and will cause each of its Subsidiaries not to:

          (a) Ordinary Course. Conduct the business of Seller and its Subsidiaries other than in the ordinary and usual course in accordance in all material respects with all applicable laws, rules and regulations and past practice, or, to the extent consistent therewith, fail to use reasonable efforts to preserve intact in all material respects the business organizations and assets and maintain in all material respects its rights, franchises and existing relations with customers, suppliers, employees and business associates.

          (b) Delay. Willfully take any action that Seller knows or should reasonably know would materially and adversely affect or delay the ability of Seller or Acquirer to perform any of their respective obligations under this Agreement.

          (c) Capital Stock. Other than pursuant to the Rights Previously Disclosed and outstanding on the date hereof, or pursuant to existing plans providing for periodic grants or purchase rights; (i) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of capital stock or any Rights, (ii) enter into any agreement with respect to the foregoing, or (iii) permit any additional shares of capital stock to become subject to new grants of employee or director stock options, other Rights or similar stock-based employee rights.

          (d) Dividends, Etc. (i) Subject to the provisions of Section 6.18, take, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of its capital stock, other than normal quarterly dividends not in excess of $0.0625 per share of Seller Common Stock with record and payment dates consistent with past practice, or (ii) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire (except for the acquisition of DPC Shares and Trust Account Shares), any shares of its capital stock or any Rights with respect to Seller securities.

          (e) Compensation; Employment Agreements; Etc. Enter into or amend or renew any employment, consulting, severance or similar agreements or arrangements with any director, officer or employee of Seller or any of its Subsidiaries, or grant any bonus or any salary or wage increase or establish or increase any employee benefit (including incentive or bonus payments), except (i) for normal individual increases in compensation and/or benefits to employees in the ordinary course of business consistent with past practice, (ii) for other changes that are required by applicable law, (iii) to satisfy Previously Disclosed contractual obligations existing as of the date hereof, or (iv) for engagement of, and grants of awards to newly hired employees consistent with past practice (provided that Seller shall not enter into any new employment agreement without the prior written consent of Acquirer.)

          (f) Benefit Plans. Enter into, establish, adopt or amend (except (i) as may be required by applicable law or (ii) to satisfy Previously Disclosed contractual obligations existing as of the date hereof) any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any director, officer or employee of Seller or any of its Subsidiaries, or take any action to accelerate the vesting or exercisability of stock options, restricted stock or other compensation or benefits payable thereunder.

          (g) Dispositions. Sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of the assets, deposits, business or properties of Seller or any of its Subsidiaries except in the ordinary course of business; provided, that any such sale, transfer, mortgage, encumbrance or disposition of any real property, other than OREO, shall not be considered to be in the ordinary course of business.

          (h) Acquisitions. Acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice) all or any portion of the assets, business, deposits or properties of any other entity except in the ordinary course of business consistent with past practice and in a transaction that is not material to Seller and its Subsidiaries, taken as a whole.

          (i) Capital Expenditures. Make any capital expenditures other than capital expenditures in the ordinary course of business consistent with past practice in amounts not exceeding $100,000 individually or $1,000,000 in the aggregate.

          (j)  Governing Documents. Amend the Seller Articles or Seller By-Laws.

          (k) Accounting Methods. Implement or adopt any change in its financial accounting principles, practices or methods, other than as may be required by GAAP or regulatory accounting principles.

          (l) Contracts. Except in the ordinary course of business consistent with past practice, enter into, terminate or renew any Material Contract or amend or modify in any material respect any of its existing Material Contracts.

          (m)  Adverse Actions.

             (i) Take any action while knowing that such action would, or would be reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code; or

             (ii) Knowingly take any action not otherwise specifically permitted by this Agreement that is intended or is reasonably likely to result in
        (A) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (B) any of the conditions to the Merger set forth in Article VII not being satisfied, or (C) a material violation of any provision of this Agreement except, in each case, as may be required by applicable law or regulation.

          (n) Risk Management. Except as required by applicable law or regulation (a) implement or adopt any material change in its interest rate and other risk management policies, procedures or practices, (b) fail to follow its existing policies or practices with respect to managing its exposure to interest rate risk, or (c) fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk.

          (o) Indebtedness; Liabilities. Incur any indebtedness for borrowed money or voluntarily incur or become subject to any material liability, in each case other than in the ordinary course of business consistent with past practice.

          (p) Discharge. Discharge or satisfy any material lien or encumbrance on the properties or assets of Seller or any of its Subsidiaries or pay or cancel any material debt, liability or claim of Seller or any of its Subsidiaries or otherwise waive any rights of material value of Seller or any of its Subsidiaries, except in the ordinary course of business.

          (q) Insurance. Permit the current insurance policies of Seller or any of its Subsidiaries to be canceled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies providing coverages substantially equal to the coverages under the canceled, terminated or lapsed policies are in full force and effect.

          (r) Settlements. Enter into any settlement or similar agreement with respect to, or take any other significant action with respect to the conduct of, any action, suit, proceeding, order or investigation to which Seller or any of its Subsidiaries becomes a party after the date of this Agreement, which settlement, agreement or action involves payment by Seller or its Subsidiaries of amounts in excess of $100,000.

          (s) Extensions of Credit. Make any agreements or commitments binding it to extend credit except in a manner consistent with past practice and in accordance with the lending policies of the bank Subsidiaries of Seller or make any agreement or commitment binding it to extend credit for any individual loan in an amount in excess of $3,500,000 without submitting loan package information to the Chief Credit Officer of Acquirer or his designee for review with a right of comment at least one full business day prior to taking such action.

          (t)  Commitments. Agree or commit to do any of the foregoing.

     4.02 Forbearances of Acquirer. From the date hereof until the Effective Time, except as expressly contemplated by this Agreement, without the prior written consent of Seller, Acquirer will not, and will cause each of its Subsidiaries not to:

          (a) Delay. Willfully take any action Acquirer knows or should know would materially adversely affect or delay the ability of Seller or Acquirer to perform any of their respective obligations under this Agreement.

          (b)  Adverse Actions.

             (i) Take any action while knowing that such action would, or would be reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code.

             (ii) Knowingly take any action not otherwise specifically permitted by this Agreement that is intended or is reasonably likely to result in
        (A) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (B) any of the conditions to the Merger set forth in Article VII not being satisfied, or (C) a material violation of any provision of this Agreement except, in each case, as may be required by applicable law or regulation.

                                   ARTICLE V

                         REPRESENTATIONS AND WARRANTIES

     5.01 Disclosure Schedule. On or prior to the date hereof, Seller has delivered to Acquirer a schedule (the "Disclosure Schedule") setting forth, among other things, items the disclosure of which is necessary either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in
Section 5.03; provided, that (a) no such item is required to be set forth in a Disclosure Schedule as an exception to a representation or warranty if its absence would not be reasonably likely to result in the related representation or warranty being deemed untrue or incorrect under the standard established by
Section 5.02, and (b) the mere
inclusion of an item in a Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by a party that such item represents a material exception or fact, event or circumstance or that such item has had or will have a Material Adverse Effect.

     5.02 Standard. No representation or warranty of Seller or Acquirer contained in Section 5.03 or 5.04, respectively, shall be deemed untrue or incorrect for any purpose under this Agreement, and no party hereto shall be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, event or circumstance unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty contained in
Section 5.03 or 5.04 has had or would be reasonably expected to have a Material Adverse Effect on the party making such representation or warranty; provided, however that the representations and warranties of Seller contained in Sections 5.03(b), (c)(i), (e), (h), and (n) shall be true and correct in all respects without qualification by the standard set forth in this Section 5.02.

     5.03 Representations and Warranties of Seller. Subject to Sections 5.01 and 5.02 and except as Previously Disclosed, Seller hereby represents and warrants to Acquirer:

          (a) Organization, Standing and Authority. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of California. Seller is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. Seller is duly licensed and qualified to do business and is in good standing in the states of the United States and any foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so licensed and qualified. Seller has in effect all federal, state, local, and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as it is now conducted. The copies of the Seller Articles and Seller By-Laws which have been provided to Acquirer prior to the date of this Agreement are correct and complete and reflect all amendments made thereto through the date hereof. True and correct copies of the minute books of Seller have been made available to Acquirer and fairly and accurately reflect all material corporate action taken by the Seller Board and the shareholders of Seller since inception.

          (b) Seller Capital Stock. As of the date of this Agreement, the authorized capital stock of Seller consists solely of 20,000,000 shares of Seller Common Stock and 10,000,000 shares of preferred stock (the "Seller Preferred Stock"). As of June 26, 2000, there were 6,907,766 shares of Seller Common Stock and no shares of Seller Preferred Stock issued and outstanding. As of the date hereof no shares of Seller Common Stock were held in treasury by Seller or otherwise owned by Seller. As of the date of this Agreement, no shares of Seller Common Stock were reserved for issuance, except (i) a total of 343,532 shares of Seller Common Stock were reserved for issuance upon the exercise of outstanding stock options or stock purchases pursuant to the Seller Plans and (ii) a total of 212,369 shares of Seller Common Stock were reserved for issuance under stock options or stock purchases pursuant to the Seller Plans. Seller has provided or made available to Acquirer true and correct copies of all such agreements, arrangements (including all stock option plans) or commitments referred to above. All of the issued and outstanding shares of Seller Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. As of the date of this Agreement, except as referred to above or as Previously Disclosed, Seller does not have any Rights issued or outstanding with respect to any shares of Seller Common Stock or any other equity securities of Seller. Other than as described above, Seller has not authorized or issued any indebtedness, instrument, contract or other arrangement that could be treated as equity of the Seller under United States federal income tax law. Additionally, Seller has no outstanding stock, indebtedness, instrument, contract or arrangement that Seller has treated as debt for United States federal income tax purposes but not debt for other purposes.

          (c)  Subsidiaries; Ownership of Other Securities.

             (i) (A) Seller has Previously Disclosed a list of all of its Subsidiaries together with the jurisdiction of incorporation of each such Subsidiary, (B) Seller owns, directly or indirectly, all of the issued and outstanding capital stock of each of its Subsidiaries, (C) no equity securities of any of its Subsidiaries are or may become required to be issued (other than to it or its Subsidiaries) by reason of any Rights, (D) there are no contracts, commitments, understandings or arrangements by which any of such Subsidiaries is or may be bound to sell or otherwise transfer any shares of the capital stock of any such Subsidiaries (other than to it or its Subsidiaries), (E) there are no contracts, commitments, understandings, or arrangements relating to its rights to vote or to dispose of such shares (other than to it or its Subsidiaries), and (F) all of the shares of capital stock of each such Subsidiary held by it or its Subsidiaries are fully paid and (except pursuant to 12 U.S.C. sec.55 or equivalent state statutes in the case of bank Subsidiaries) nonassessable and are owned by it or its Subsidiaries free and clear of any Liens.

             (ii) Other than in a bona fide fiduciary capacity or as a result of a debt previously contracted, none of Seller or its Subsidiaries owns beneficially, directly or indirectly, any equity securities or similar interests of any Person, or any interest in a partnership or joint venture of any kind, other than (i) its Subsidiaries or (ii) securities held pursuant to the asset liability management policy of Seller.

             (iii) Each of Seller's Subsidiaries has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its incorporation, and is duly qualified to do business and in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified. Each of such Subsidiaries has in effect all federal, state, local, and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as it is now conducted.

          (d) Corporate Power. Each of Seller and its Subsidiaries has the corporate power and authority to carry on its business as it is now being conducted and to own all of its properties and assets; and Seller has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.

          (e) Corporate Authority. Subject in the case of this Agreement to receipt of the requisite approval by the holders of a majority of the outstanding shares of Seller Common Stock entitled to vote thereon (which is the only shareholder vote required thereon), this Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of each of Seller and the Seller Board on or prior to the date hereof and no other corporate proceedings on the part of Seller are necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement is a valid and legally binding obligation of Seller, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors' rights generally or by general equity principles). The Seller Board has received the opinion of Sandler O'Neill & Partners, L.P. to the effect that as of the date hereof the consideration to be received by the holders of Seller Common Stock in the Merger is fair to the holders of Seller Common Stock from a financial point of view.

          (f)  Regulatory Approvals; No Defaults.

             (i) No consents or approvals of, or filings or registrations with, any Governmental Authority or any third party are required to be made or obtained by Seller in connection with the execution, delivery or performance by Seller of this Agreement or to consummate the transactions contemplated hereby except for: (A) filings of applications or notices with the FRB, the FDIC and the DFI; (B) filings with the SEC and state securities authorities; (C) the approval of this Agreement by the shareholders of Seller; and (D) the filing of the agreement of merger and the certificate of merger as contemplated in Section 2.01(b). As of the date hereof, Seller is not aware of any reason why the approvals set forth in Section 7.01(b) will not be received.

             (ii) Subject to receipt of the regulatory approvals referred to in the preceding paragraph, and the expiration of related waiting periods, and required filings under federal and state securities laws, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not:

                (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or any right of termination under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, arrangement, understanding, indenture or instrument of Seller or any of its Subsidiaries or to which Seller or any of its Subsidiaries or any of their respective properties is subject or bound,

                (B) constitute a breach or violation of, or a default under, the Seller Articles or the Seller By-Laws or the certificate of incorporation or by-laws (or similar governing documents) of any of Seller's Subsidiaries, or

     (C) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, agreement, arrangement, understanding, indenture or instrument.

          (g) Financial Reports and SEC Documents. Seller registered its Common Stock pursuant to Section 12(g) of the Exchange Act in 1999. The Annual Report on Form 10-K for the fiscal year ended December 31, 1999, the Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, and all other reports, registration statements, definitive proxy statements or information statements filed or to be filed subsequent to December 31, 1999 under the Securities Act or under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, in the form filed or to be filed with the SEC (collectively, the "SEC Documents"), of Seller or any of its Subsidiaries, as of the date filed (A) complied or will comply in all material respects as to form with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (B) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and each of the balance sheets contained in or incorporated by reference into any such SEC Document of Seller or any of its Subsidiaries, including the related notes and schedules thereto, fairly presents and will fairly present the financial position of the entity or entities to which it relates as of its date, and each of the statements of income and changes in shareholders' equity and cash flows or equivalent statements in such SEC Documents of Seller or any of its Subsidiaries (including any related notes and schedules thereto) fairly presents and will fairly present the results of operations, changes in shareholders' equity and changes in cash flows, as the case may be, of the entity or entities to which it relates for the periods to which they relate, in each case in accordance with GAAP consistently applied during the periods involved, except in each case as may be noted therein, subject to normal year-end audit adjustments in the case of unaudited statements.

          (h) No Material Adverse Changes. Since March 31, 2000, no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of this Section 5.03 or otherwise), has had or would reasonably be expected to have a Material Adverse Effect with respect to Seller and its Subsidiaries, taken as a whole.

          (i) Absence of Undisclosed Liabilities. All of the obligations or liabilities (whether accrued, absolute, contingent, unliquidated or otherwise, whether due or to become due, and regardless of when asserted, including Taxes with respect to or based upon transactions or events heretofore occurring ("Liabilities"), required to be reflected in the balance sheets of Seller and its Subsidiaries in accordance with GAAP have been so reflected. Seller has no Liabilities except (a) as reflected in the consolidated balance sheets of Seller and its Subsidiaries as of March 31, 2000 contained in Seller's SEC Documents (the "Latest Seller Balance Sheet"), (b) Liabilities which have arisen after the date of the Latest Seller Balance Sheet in the ordinary course of business (including, without limitation, deposit obligations), none of which (other than deposit obligations) is a material uninsured liability, and (c) as otherwise Previously Disclosed.

          (j) Litigation. No litigation, claim or other proceeding before any court or Governmental Authority is pending against Seller or any of its Subsidiaries and, to Seller's Knowledge, no such litigation, claim or other proceeding has been threatened. None of Seller or its Subsidiaries is subject to any outstanding order, writ, injunction or decree.

          (k)  Regulatory Matters.

             (i) None of Seller or its Subsidiaries is a party to or subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, any Governmental Authority charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits (including, without limitation, the DFI, the OCC, the FRB, the FDIC and/or any other State regulatory agencies) (collectively, the "Regulatory Authorities").

             (ii) None of Seller or its Subsidiaries has been advised by any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission.

             (iii) Since December 31, 1997, each of Seller and its Subsidiaries has filed each report or other filing that it was required to file with any federal or state banking or other applicable Regulatory Authorities having jurisdiction over it (together with all exhibits thereto, the "Seller Regulatory Reports"). Seller has provided or made available to Acquirer copies of all of the Seller Regulatory Reports. As of their respective dates or as subsequently amended prior to the date hereof, each of the Seller Regulatory Reports was true and correct and complied with the requirements of the applicable form for each such Seller Regulatory Report.

          (l)  Compliance with Laws; Permits. Each of Seller and its
     Subsidiaries:

             (i) is in compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses on behalf of Seller and its Subsidiaries, including, without limitation, to the extent applicable if at all, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Occupational Safety and Health Act of 1970, the Federal Deposit Insurance Act, as amended, the Real Estate Settlement Procedures Act, the Federal Reserve Act, the Home Mortgage Disclosure Act of 1975, the Home Owners Loan Act (each as amended) and all other applicable fair lending laws and other laws relating to the business practices of Seller's bank Subsidiaries;

             (ii) has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit it to own or lease its properties and to conduct its businesses as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to Seller's Knowledge, no suspension or cancellation of any of them is threatened;

             (iii) is in compliance with the provisions of its articles of incorporation or association or similar governing document and its by-laws; and

             (iv) has received, since December 31, 1997, no notification or communication from any Governmental Authority (A) asserting that Seller or any of its Subsidiaries is not in compliance with any of the statutes, regulations or ordinances which such Governmental Authority enforces, or (B) threatening to revoke any license, franchise, permit or governmental authorization.

          (m) Material Contracts; Defaults. Except for those agreements and other documents filed as exhibits to their respective SEC Documents, none of Seller or its Subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral) that is a Material Contract. None of Seller or its Subsidiaries is in default and no circumstances exist under which by notice or passage of time (or both) it would be in default under any Material Contract to which it is a party, by which its assets, business, or operations may be bound or affected, or under which it or its assets, business, or operations receives benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default. To Seller's Knowledge, there has been no default, cancellation or breach by any other party to any Material Contract to which Seller or any of its Subsidiaries is a party. To Seller's Knowledge, no material customer of Seller or its Subsidiaries has indicated that it will stop or decrease the rate of business done with Seller or any of its Subsidiaries (except for changes in the ordinary course of such business).

          (n) No Brokers. No action has been taken by Seller or any of its Subsidiaries that would give rise to any valid claim against any party hereto for a brokerage commission, finder's fee or other like payment with respect to the transactions contemplated by this Agreement, other than the fee to be paid to Sandler O'Neill & Partners, L.P. as Previously Disclosed.

          (o) Employees. To Seller's Knowledge, as of the date of this Agreement there is no announced resignation (and there have been no communications to executive officers or directors of Seller or any of its Subsidiaries that have indicated that any such resignation is likely) of any key employee of Seller or any of its Subsidiaries. Seller has complied with all laws relating to the employment of labor, including provisions thereof relating to wages, hours, equal opportunity, collective bargaining and non-discrimination.

          (p)  Employee Benefit Plans.

             (i) Seller's Disclosure Schedule contains a complete list of all bonus, vacation, deferred compensation, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock, stock appreciation and stock option plans, all employment or severance contracts, all medical, dental, disability, severance, health and life plans, all other employee benefit and fringe benefit plans, contracts or arrangements and any "change of control" or similar provisions in any plan, contract or arrangement maintained or contributed to by Seller or any of its Subsidiaries for the benefit of officers, former officers, employees, former employees, directors, former directors, or the beneficiaries of any of the foregoing (collectively, "Compensation and Benefit Plans"). Under the applicable terms of the Compensation and Benefit Plans, Seller may amend or terminate any such Compensation and Benefit Plans at any time without incurring any liability thereunder, other than liability for the payment of benefits due under the Compensation and Benefit Plan at the time of such amendment or termination.

             (ii) True and complete copies of the Compensation and Benefit Plans, including, but not limited to, any trust instruments and/or insurance contracts, if any, forming a part thereof, and all amendments thereto have been supplied or made available to Acquirer.

             (iii) Except as set forth in the Disclosure Schedule, each of the Compensation and Benefit Plans has been administered in accordance with the terms thereof. All "employee benefit plans" within the meaning of
        Section 3(3) of ERISA, other than "multi-employer plans" within the meaning of Section 3(37) of ERISA ("Multiemployer Plans"), covering employees or former employees of Seller and its Subsidiaries (its "Plans"), to the extent subject to ERISA, are in material compliance with ERISA, the Code, the Age Discrimination in Employment Act and other applicable laws. Each Compensation and Benefit Plan of Seller or its Subsidiaries which is an "employee pension benefit plan" within the meaning of Section 3(2) of ERISA (a "Pension Plan") and which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service, any voluntary employees' beneficiary association used to fund Compensation and Benefit Plans has received an exemption letter from the Internal Revenue Service, and Seller is not aware of any circumstances reasonably likely to result in the revocation or denial of any such favorable determination letter. There is no pending or, to its knowledge, threatened litigation or governmental audit, examination or investigation relating to the Plans.

             (iv) No Pension Plan subject to Title IV of ERISA has been or is currently maintained by Seller or any of its Subsidiaries or by any entity which is considered one employer with Seller under Section 4001(a)(14) of ERISA or Section 414 of the Code (an "ERISA Affiliate"). Neither Seller nor any of its present or former Subsidiaries nor any ERISA Affiliate of it or any of its Subsidiaries presently contributes to a Multiemployer Plan or a multiple employer plan (as described in Section 4064(a) of ERISA), nor have they contributed to such a plan within this calendar year and the preceding five calendar years.

             (v) All contributions, premiums and payments required to have been made under the terms of any Compensation and Benefit Plan of Seller or any of its Subsidiaries have been made. Neither any Pension Plan of Seller or any of its Subsidiaries nor any single-employer plan of an ERISA Affiliate of Seller is subject to the funding requirements of
        Section 412 of the Code or Section 302 of ERISA.

             (vi) Except as set forth in Seller's Disclosure Schedule, neither Seller nor any of its Subsidiaries has any obligations under any Compensation and Benefit Plans to provide benefits, including death or medical benefits, with respect to employees of it or its Subsidiaries beyond their retirement or other termination of service other than (A) coverage mandated by Part 6 of Title I of ERISA or Section 4980B of the Code or applicable state law, (B) retirement or death benefits under any employee pension benefit plan (as defined under Section 3(2) of ERISA),
        (C) disability benefits under any employee welfare plan that have been fully provided for by insurance or otherwise, or (D) benefits in the nature of severance pay.

             (vii) Except as set forth in Seller's Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (A) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute or otherwise) becoming due to any current or former director or employee of it or any of its Subsidiaries under any Compensation and Benefit Plan or otherwise from it or any of its Subsidiaries, (B) increase any benefits otherwise payable under any Compensation and Benefit Plan or (C) result in any acceleration of the time of payment or vesting of any such benefit.

             (viii) No Compensation and Benefit Plan, separately or in the aggregate, requires or would result in the payment of any "excess parachute payments" within the meaning of Section 280G of the Code, and the consummation of the transactions contemplated by this Agreement will not be a factor in causing payments to be made by Acquirer or Seller that are not deductible (in whole or in part) under Section 280G of the Code.

          (q) Labor Matters. None of Seller or its Subsidiaries is a party to nor bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is it the subject of a proceeding asserting that it has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel it to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving it or, to Seller's Knowledge, threatened, nor to Seller's Knowledge is there any activity involving any employee of Seller or any of its Subsidiaries seeking to certify a collective bargaining unit or engaging in other organizational activity.

          (r)  Properties.

             (i) Each of Seller and its Subsidiaries owns good and marketable title to all of the real property and all of the personal property, fixtures, furniture and equipment owned by it as reflected in the Latest Seller Balance Sheet (other than real property reflected in the Latest Seller Balance Sheet as OREO), free and clear of all liens and encumbrances, except for (A) mortgages on real property as Previously Disclosed, (B) encumbrances which do not materially affect the value of, or interfere with the past or future use or ability to convey, the property subject thereto or affected thereby, (C) liens for current taxes and special assessments not yet due and payable, (D) leasehold estates with respect to multi-tenant buildings owned by it, (E) mechanic's, materialman's and other liens imposed by operation of law, and (F) property disposed of since the date of the Latest Seller Balance Sheet in the ordinary course of business; provided, however, that no disposal of any fee interest in real property housing Seller branches, loan offices or offices engaged in Seller operations shall be considered to be in the ordinary course of business.

             (ii) Seller has previously made available to Acquirer complete and accurate copies of each of the real estate leases of Seller or any of its Subsidiaries, including all amendments and modifications thereto (such leases, as amended and modified, the "Leases"). As of the date of this Agreement, the Leases are in full force and effect, and Seller or such Subsidiary, as applicable, has valid and existing leasehold interests under the Leases for the terms set forth therein. With respect to the Leases, none of Seller or its Subsidiaries is in default, and, to Seller's Knowledge, none of the other parties to any of the Leases is in default, and, to Seller's Knowledge, no circumstances (not in the control of Seller) exist which could result in such a default under any of such Leases.

             (iii) The rent rolls previously made available to Acquirer are true and correct in all material respects and describe all occupancies and the material terms of each occupancy as of the dates thereof.

             (iv) All of the buildings, fixtures, furniture and equipment necessary for the conduct of the business of Seller and its Subsidiaries are in good condition and repair, ordinary wear and tear excepted, and are usable in the ordinary course of business. Each of Seller and its Subsidiaries owns, or leases under valid leases, all buildings, fixtures, furniture, personal property, land improvements and equipment necessary for the conduct of its business as it is presently being conducted.

          (s) Environmental Matters. To Seller's Knowledge, neither the conduct nor operation of Seller or any of its Subsidiaries nor any condition of any property presently or previously owned, leased or operated by it (including, without limitation, in a fiduciary or agency capacity), violates or violated Environmental Laws and to Seller's Knowledge, no condition has existed or event has occurred with respect to it or any such property that, with notice or the passage of time, or both, is reasonably likely to result in liability under Environmental Laws. None of Seller or any of its Subsidiaries has received any written notice from any Person that it or the operation or condition of any property ever owned, leased, operated, or held as collateral or in a fiduciary capacity by it is or was in violation of or otherwise is alleged to have liability under any Environmental Law, including, but not limited to, responsibility (or potential responsibility) for the cleanup or other remediation of any pollutants, contaminants, or hazardous or toxic wastes, substances or materials at, on, beneath, or originating from, any such property. To Seller's Knowledge, no Hazardous Substances (as defined below) have been deposited or disposed of in, on or under Seller's or any Subsidiary's owned or leased properties (including properties owned, managed or controlled by Seller or any Subsidiary in connection with its lending or fiduciary operations). As used herein, the term "Environmental Law" means any federal, state or local law, regulation, order, decree, permit, authorization, opinion, common law or agency requirement relating to:

             (i) the protection or restoration of the environment, health, safety, or natural resources;

             (ii) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance; or

             (iii) noise, odor, wetlands, indoor air, pollution, contamination or any injury or threat of injury to persons or property in connection with any Hazardous Substance.

     As used herein, the term "Hazardous Substance" means any substance in any concentration that is:

             (i) listed, classified or regulated pursuant to any Environmental Law;

             (ii) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive materials or radon; or

             (iii) any other substance which is or may be the subject of regulatory action by any Governmental Authority in connection with any Environmental Law.

          (t) Tax Matters. Each of Seller and its Subsidiaries and all members of any consolidated, affiliated, combined or unitary group of which Seller or any of its Subsidiaries is or at any time was a member have filed or will file all Tax Returns required to be filed (taking into account permissible extensions) by them on or prior to the Effective Time, and have paid (or have accrued or will accrue, prior to the Effective Time, amounts for the payment of) all Taxes relating to the time periods covered by such returns and reports. The accrued taxes payable accounts for Taxes reflected on the Latest Seller Balance Sheet (or the notes thereto) are sufficient for the payment of all unpaid Taxes of Seller and its Subsidiaries accrued for or applicable to all periods ended on or prior to the date of the Latest Seller Balance Sheet or which may subsequently be determined to be owing with respect to any such period. None of Seller or its Subsidiaries has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to an assessment or deficiency for Taxes. Each of Seller and its Subsidiaries has paid or will pay in a timely manner and as required by law all Taxes due and payable by it or which it is obligated to withhold from amounts owing to any employee or third party. All Taxes which will be due and payable, whether now or hereafter, for any period ending on, prior to or including the Effective Time, shall have been paid by or on behalf of Seller and its Subsidiaries or shall be reflected on the books of Seller and its Subsidiaries as an accrued Tax liability determined in a manner which is consistent with past practices and the Latest Balance Sheets, without taking account of the Merger. There are no unresolved questions, claims or disputes asserted by any relevant taxing authority concerning the liability for Taxes of Seller or any of its Subsidiaries. None of Seller or its Subsidiaries has made an election under
     Section 341(f) of the Code for any taxable years not yet closed for statute of limitations purposes. In the five years prior to the date of this Agreement, no demand or claim has been made against Seller or any of its Subsidiaries with respect to any Taxes arising out of membership or participation in any consolidated, affiliated, combined or unitary group of which Seller or any of its Subsidiaries was at any time a member. As of the date hereof, Seller has no reason to believe that any conditions exist that might prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code.

          (u) Risk Management Instruments. All interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for Seller's or any of its Subsidiaries' own account, or for the account of one or more of its customers (all of which are listed on Seller's Disclosure Schedule), if any, were entered into:

             (i) in accordance with prudent business practices and all applicable laws, rules, regulations and regulatory policies, and

             (ii) with counterparties believed to be financially responsible at the time;

and each of them constitutes the valid and legally binding obligation of the other party thereto enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors' rights generally or by general equity principles) and is in full force and effect.

None of Seller or its Subsidiaries, or to Seller's knowledge, any other party thereto, is in breach of any of its obligations under any such agreement or arrangement.

          (v) Books and Records. The books and records of each of Seller and its Subsidiaries prepared on or after December 31, 1996, have been fully, properly and accurately maintained in all material respects, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein.

          (w)  Loan Portfolio.

             (i) None of Seller or its Subsidiaries is a party to any written or oral (A) loan agreement, note or borrowing arrangement (including, without limitation, leases, credit enhancements, commitments, guarantees and interest-bearing assets) reflected as an asset, in the Seller's Financial Statements as of March 31, 2000 (collectively, "Loans"), as to which the unpaid unguaranteed principal balance of such Loan the obligor was, as of March 31, 2000, over 90 days delinquent in payment of principal or interest or in default of any other provision, or (B) Loan with any director, executive officer or five percent or greater shareholder of Seller or any of its Subsidiaries, or to Seller's Knowledge, any Person controlling, controlled by or under common control with any of the foregoing. Seller's Disclosure Schedule sets forth all of the Loans of Seller or any of its Subsidiaries that as of March 31, 2000, were classified by any bank examiner (whether regulatory or internal) as "Other Loans Specially Mentioned", "Special Mention", "Substandard", "Doubtful", "Loss", "Classified", "Criticized", "Credit Risk Assets", "Concerned Loans", "Watch List" or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder,
        (y) by category of Loan (i.e., commercial, consumer, etc.), all of the other Loans of Seller or any of its Subsidiaries that as of March 31, 2000, were classified as such, together with the aggregate principal amount of and accrued and unpaid interest on such Loans by category and
        (z) each asset of Seller that as of March 31, 2000, was classified as "Other Real Estate Owned" and the book value thereof.

             (ii) The documentation relating to each Loan and relating to all security interests, mortgages and other liens with respect to all collateral for each such Loan, taken as a whole, is adequate for the enforcement of the material terms of each such Loan and of the related security interests, mortgages and other Liens. The terms of each such Loan and of the related security interests, mortgages and other Liens comply in all material respects with all applicable laws, rules and regulations (including, without limitation, laws, rules and regulations relating to the extension of credit).

          (x) Insurance. Seller's Disclosure Schedule lists each insurance policy maintained by Seller or any of its Subsidiaries with respect to its properties and assets. Prior to the date hereof, Seller has provided or made available to Acquirer complete and accurate copies of each of the insurance policies described on Seller's Disclosure Schedule. All such insurance policies are in full force and effect, and Seller is not in default with respect to its obligations under any of such insurance policies.

          (y) Affiliate Transactions. None of Seller or its Subsidiaries nor any of their respective executive officers or directors, or, to Seller's Knowledge, any member of the immediate family of any such executive officer or director (which for the purposes hereof shall mean a spouse, minor child or adult child living at the home of any such executive officer or director), or, to Seller's Knowledge, any entity which any of such persons "controls" (within the meaning of Regulation O of the FRB), has any agreement with Seller or any of its Subsidiaries (other than employment arrangements or deposit account relationships) or any interest in any property, real, personal or mixed, tangible or intangible, used in or pertaining to the business of Seller or any of its Subsidiaries.

          (z) Administration of Fiduciary Accounts. Each of Seller and its Subsidiaries has properly administered, in all respects material and which could reasonably be expected to be material to the business, operations or financial condition of Seller and its Subsidiaries, taken as a whole, all accounts for which it acts as a fiduciary, including but not limited to accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state and federal law and regulation and common law. None of Seller or its Subsidiaries nor any of their respective officers or directors has committed any breach of trust with respect to any such fiduciary account which is material to or could reasonably be expected to be material to the business, operations or financial condition of Seller and its Subsidiaries, taken as a whole, and the accountings for each such fiduciary account are true and correct in all material respects and accurately reflect the assets of such fiduciary account in all material respects.

          (aa) Takeover Laws. Seller has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from the requirements of any applicable "moratorium", "control share", "fair price" or other antitakeover laws and regulations of any state (collectively, "Takeover Laws").

     5.04 Representations and Warranties of Acquirer. Subject to Section 5.02, Acquirer hereby represents and warrants to Seller as follows:

          (a) Organization, Standing and Authority. Acquirer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Acquirer is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. Acquirer and each of its Significant Subsidiaries is duly licensed and qualified to do business and is in good standing in the states of the United States and any foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so licensed and qualified. Acquirer has in effect all federal, state, local, and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as it is now conducted.

          (b) Acquirer Capital Stock. As of the date of this Agreement, the authorized capital stock of Acquirer consists solely of 1,500,000,000 shares of Acquirer Common Stock and 50,000,000 shares of preferred stock, par value $1.00 per share ("Acquirer Preferred Stock"). As of May 31, 2000, there were 749,923,995 shares of Acquirer Common Stock and 54,620 shares of Acquirer Preferred Stock issued and outstanding. As of May 31, 9,181,673 shares of Acquirer Common Stock were held in treasury by Acquirer or otherwise owned by Acquirer. As of such date, no shares of Acquirer Common Stock or Acquirer Preferred Stock were reserved for issuance, except that 100,003,205 shares of Acquirer Common Stock were reserved for issuance pursuant to Acquirer's employee and director stock purchase and option plans, dividend reinvestment plan and Term Participating Preferred Stock rights, 217,860 shares were reserved for issuance under outstanding warrants to purchase Acquirer Common Stock and 45,000,000 shares were reserved for issuance upon exercise of the Periodic Stock Purchase Rights and Risk Event Warrants of Acquirer. As of March 31, 2000, 12,750 shares of Acquirer Preferred were Stock reserved for issuance. All of the issued and outstanding shares of Acquirer Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, except as referred to above, Acquirer does not have any Rights issued or outstanding with respect to any shares of Acquirer Common Stock or Acquirer Preferred Stock or any other equity securities of Acquirer. The shares of Acquirer Common Stock to be issued pursuant to the Merger will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

          (c) Corporate Power. Each of Acquirer and its Subsidiaries has the corporate power and authority to carry on its business as it is now being conducted and to own all of its properties and assets; and Acquirer has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.

          (d) Corporate Authority. This Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of each of Acquirer and the Acquirer Board on or prior to the date hereof and no other corporate proceedings on the part of Acquirer are necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement is a valid and legally binding agreement of Acquirer, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors' rights or by general equity principles).

          (e)  Regulatory Approvals; No Defaults.

             (i) No consents or approvals of, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by Acquirer or any of its Subsidiaries in connection with the execution, delivery or performance by Acquirer of this Agreement or to consummate the transactions contemplated hereby except for: (A) filings of applications or notices with the FRB, the OCC and the DFI; (B) filings with the SEC and state securities authorities and the approval of the listing on the NYSE of Acquirer Common Stock to be issued in the Merger; and (C) the filing of the agreement of merger and the certificate of merger as contemplated in Section 2.01(b). As of the date hereof, Acquirer is not aware of any reason why the approvals set forth in Section 7.01(b) will not be received.

             (ii) Subject to receipt of the regulatory approvals referred to in the preceding paragraph and the expiration of related waiting periods, and required filings under federal and state securities laws, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not:

                (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or any right of termination under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of Acquirer or of any of its Subsidiaries or to which Acquirer or any of its Subsidiaries or any of their respective properties is subject or bound;

                (B) constitute a breach or violation of, or a default under, the certificate of incorporation or by-laws (or similar governing documents) of Acquirer or any of its Subsidiaries; or

                (C) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, agreement, indenture or instrument.

          (f) Financial Reports and SEC Documents. The SEC Documents of Acquirer or any of its Subsidiaries, as of the date filed: (A) complied or will comply in all material respects as to form with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (B) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and each of the balance sheets contained in or incorporated by reference into any such SEC Document of Acquirer or any of its Subsidiaries, including the related notes and schedules thereto, fairly presents and will fairly present the financial position of the entity or entities to which it relates as of its date, and each of the statements of income and changes in shareholders' equity and cash flows or equivalent statements in such SEC Documents of Acquirer or any of its Subsidiaries (including any related notes and schedules thereto) fairly presents and will fairly present the results of operations, changes in shareholders' equity and changes in cash flows, as the case may be, of the entity or entities to which it relates for the periods to which they relate, in each case in accordance with GAAP consistently applied during the periods involved, except in each case as may be noted therein, subject to normal year-end audit adjustments in the case of unaudited statements.

          (g) No Material Adverse Changes. Except as Previously Disclosed, since December 31, 1999, no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of this Section 5.04 or otherwise), has had or would reasonably be expected to have a Material Adverse Effect with respect to Acquirer and its Subsidiaries, taken as a whole.

          (h) Tax Matters. As of the date hereof, Acquirer has no reason to believe that any conditions exist that might prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code.

          (i)  Regulatory Matters.

             (i) Since December 31, 1997, each of Acquirer and its Subsidiaries has filed each report or other filing that it was required to file with any federal or state banking or other applicable Regulatory Authorities having jurisdiction over it (together with all exhibits thereto, the "Acquirer Regulatory Reports"). As of their respective dates or as subsequently amended prior to the date hereof, each of the Acquirer Regulatory Reports was true and correct and complied with the requirements of the applicable form for each such Acquirer Regulatory Report.

             (ii) None of Acquirer or its Subsidiaries or any of their properties is a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, any Regulatory Authority.

             (iii) None of Acquirer or its Subsidiaries has been advised by any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission.

          (j) Litigation. No litigation, claim or other proceeding before any court or Governmental Authority is pending against Acquirer or any of its Subsidiaries and, to Acquirer's knowledge, no such litigation, claim or other proceeding has been threatened. None of Acquirer or its Subsidiaries is subject to any outstanding order, writ, injunction or decree.

          (k)  Compliance with Laws; Permits. Each of Acquirer and its
     Subsidiaries:

             (i) is in compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses on behalf of Acquirer and its Subsidiaries;

             (ii) has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit it to own or lease its properties and to conduct its businesses as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to Acquirer's knowledge, no suspension or cancellation of any of them is threatened; and

             (iii) is in compliance with the provisions of its articles of incorporation or association or similar governing document and its by-laws.

                                   ARTICLE VI

                                   COVENANTS

     6.01 Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, each of Seller and Acquirer agrees to use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Merger as promptly as practicable and otherwise to enable consummation of the transactions contemplated hereby and shall cooperate fully with the other party hereto to that end.

     6.02 Shareholder Approval. Seller shall take, in accordance with applicable law, applicable stock exchange or Nasdaq rules and the Seller Articles and the Seller By-Laws, all action necessary to convene, an appropriate meeting of shareholders of Seller to consider and vote upon (i) the approval of the principal terms of this Agreement and (ii) any other matters required to be approved by the shareholders of Seller for consummation of the Merger (including any adjournment or postponement, the "Seller Meeting"), as promptly as practicable after the Registration Statement is declared effective. Seller Board shall recommend such approval, and Seller shall take all reasonable necessary lawful action to solicit such approval by its shareholders. The Seller Board may not withdraw or modify its recommendation except as expressly permitted by Section 6.06(b).

     6.03  Registration Statement.

          (a) Registration Statement. Acquirer and Seller agree to cooperate in the preparation of a registration statement on Form S-4 or other applicable form (the "Registration Statement") to be filed by Acquirer with the SEC in connection with the issuance of Acquirer Common Stock in the Merger (including the proxy statement and prospectus and other proxy solicitation materials of Seller constituting a part thereof (the "Proxy Statement") and all related documents). Seller agrees to file the Proxy Statement in preliminary form with the SEC as soon as reasonably practicable, and Acquirer agrees to file the Registration Statement with the SEC as soon as reasonably practicable after any SEC comments with respect to the preliminary Proxy Statement are resolved. Each of Seller and Acquirer agrees to use all reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after filing thereof. Acquirer also agrees to use all reasonable efforts to obtain all necessary state securities law or "Blue Sky" permits and approvals required to carry out the transactions contemplated by this Agreement. Seller and Acquirer agree to furnish all information concerning Seller or Acquirer, and their respective officers, directors and shareholders as may be reasonably requested in connection with the foregoing.

          (b) Quality of Information. Each of Seller and Acquirer agrees that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in:

             (i) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and

             (ii) the Proxy Statement and any amendment or supplement thereto will, at the date of mailing to shareholders and at the time of the Seller Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or any statement which, in the light of the circumstances under which such statement is made, will be false or misleading with respect to any material fact, or which will omit to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier statement in the Proxy Statement or any amendment or supplement thereto.

     Each of Seller and Acquirer further agrees that if it shall become aware prior to the Effective Date of any information furnished by it that would cause any of the statements in the Proxy Statement to be false or misleading with respect to any material fact, or that it has omitted to state any material fact necessary to make the statements therein not false or misleading, it shall promptly inform the other party thereof and to take the necessary steps to correct the Proxy Statement and the Registration Statement.

          (c) Notices Regarding Registration. Acquirer agrees to advise Seller, promptly after Acquirer receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Acquirer Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

     6.04 Press Releases. The parties have mutually approved the joint press release which shall be released promptly following the signing of this Agreement by both parties. Except for the aforementioned press release, each of Seller and Acquirer agrees that it will not, without the prior approval of the other party, issue any press release or written statement for general circulation relating to the transactions contemplated hereby, except as otherwise required by applicable law or regulation or rules of the stock market where its securities are traded (provided that the issuing party shall nevertheless provide the other party with notice of, and the opportunity to review, any such press release or written statement).

     6.05  Access; Information.

          (a) Access. Seller agrees that upon reasonable notice, it shall afford Acquirer and Acquirer's officers, employees, counsel, accountants and other authorized representatives, such access during normal business hours throughout the period prior to the Effective Time to the books, records (including, without limitation, tax returns and work papers of independent auditors), properties, personnel and to such other information as Acquirer may reasonably request and, during such period, Seller shall furnish promptly to Acquirer (i) a copy of each material report, schedule and other document filed by it pursuant to the requirements of federal or state securities or banking laws, and (ii) all other information concerning the business, properties and personnel of it as Acquirer may reasonably request. Seller shall not be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize any attorney-client privilege or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

          (b) Confidentiality. All information furnished to Acquirer pursuant to Section 6.05(a) shall be subject to, and Acquirer shall hold all such information in confidence in accordance with, the provisions of the confidentiality agreement dated May 25, 2000 (the "Acquirer Confidentiality Agreement") between Acquirer and Seller. All information furnished to Seller by Acquirer pursuant to or in connection with this Agreement shall be subject to, and Seller shall hold all such information in confidence in accordance with, the provisions of the confidentiality agreement dated June 13, 2000 (the "Seller Confidentiality Agreement" and together with the Acquirer Confidentiality Agreement, the "Confidentiality Agreements") between Acquirer and Seller.

          (c) Investigation. No investigation by either party of the business and affairs of the other party shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to either party's obligation to consummate the transactions contemplated by this Agreement.

     6.06  Acquisition Proposals.

          (a) Seller shall not, and shall cause its Subsidiaries and its and its Subsidiaries' officers, directors, agents, advisors and affiliates not to, solicit or encourage inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential information to, or have any discussions with, any person relating to, any Takeover Proposal. Seller shall immediately cease and cause to be terminated any activities, discussions or negotiations conducted prior to the date of this Agreement with any parties other than Acquirer with respect to any of the foregoing. Seller shall promptly (within 24 hours) advise Acquirer following the receipt by Seller of any Takeover Proposal and the substance thereof (including the identity of the person making such Takeover Proposal), and advise the Acquirer of any developments with respect to such Takeover Proposal immediately upon the occurrence thereof. Notwithstanding the first sentence of this Section 6.06(a), in the event that the Seller Board determines in good faith and in conformity with the advice of outside counsel, after Seller has received an unsolicited Takeover Proposal that is a Superior Proposal, that the failure to do so would likely result in a breach of Seller Board's fiduciary duties to Seller's shareholders, Seller may, in response to an unsolicited request therefor, furnish information with respect to Seller to, and enter into discussions with, the party making the Superior Proposal pursuant to a customary confidentiality agreement.

          (b) Except as expressly permitted by this Section 6.06(b), the Seller Board may not (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Acquirer, the approval or recommendation by the Seller Board of the Merger or this Agreement, (ii) approve or recommend, or propose publicly to approve or recommend, any Takeover Proposal, or (iii) cause or authorize Seller to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement relating to any Takeover Proposal. Notwithstanding the foregoing, in the event that prior to the date of the Seller Meeting, the Seller Board determines in good faith, after the Seller has received a Superior Proposal and in conformity with the advice of outside counsel, that failure to do so would reasonably likely result in a breach of its fiduciary duties to the Seller's shareholders under applicable law, the Seller Board may upon not less than three business days notice to Acquirer of Seller Board's intention to do so take any of the actions specified in (i) through (iii) of the first sentence of this Section 6.06(b) in order concurrently to enter into a definitive agreement with respect to a Superior Proposal, provided it shall, concurrently with entering into such agreement, terminate this Agreement pursuant to the provisions of Section 8.01(g) hereof and commit in writing to pay or cause to be paid to Acquirer the Termination Fee required by Section 8.03 hereof.

     6.07 Affiliate Agreements. Seller shall use its reasonable best efforts to cause each director, executive officer and other Person who is an "affiliate" (for purposes of Rule 145 under the Securities Act) of Seller to execute and deliver to Acquirer on or before the date of mailing of the Proxy Statement a written agreement in the form of Exhibit A hereto.

     6.08 Stock Exchange Listing. Acquirer agrees to use its reasonable best efforts to list, prior to the Effective Date, on the NYSE, subject to official notice of issuance, the shares of Acquirer Common Stock to be issued to the holders of Seller Common Stock in the Merger, other than any shares to be issued out of Acquirer's treasury for which such listing is not required.

     6.09  Regulatory Applications.

          (a) Cooperation with Filings. Seller and Acquirer and their respective Subsidiaries shall cooperate and use their respective reasonable best efforts (i) to prepare all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and Regulatory Authorities necessary to consummate the transactions contemplated by this Agreement, including, without limitation, any such approvals or authorizations required by the FRB, the OCC, the DFI and any other applicable Regulatory Authority, and (ii) to cause the Merger to be consummated as expeditiously as reasonably practicable. Provided Seller has cooperated as required above, Acquirer agrees to file the requisite applications to be filed by it with the FRB, the OCC, the DFI and any other applicable Regulatory Authority, as promptly as reasonably practicable. Each of Acquirer and Seller shall have the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable laws relating to the exchange of information, with respect to, all material written information submitted to any third party or any Regulatory Authority in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto agrees to act reasonably and as promptly as practicable. Each party hereto agrees that it will consult with the other party hereto with respect to the obtaining of all material permits, consents, approvals and authorizations of all third parties and Regulatory Authorities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other party appraised of the status of material matters relating to completion of the transactions contemplated hereby.

          (b) Agreement to Furnish Information. Each party agrees, upon request, to furnish the other party with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other party or any of its Subsidiaries to any third party or Regulatory Authority. Any such information that is not ultimately included in any publicly available filing, notice or application shall be kept confidential in accordance with
     Section 6.05(b).

     6.10  Indemnification; Directors' and Officers' Insurance.

          (a) Indemnification by Acquirer. From and after the Effective Time, Acquirer agrees to indemnify and hold harmless each present and former director and officer of Seller and its Subsidiaries determined as of the Effective Time (the "Indemnified Parties"), against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities (collectively, "Costs") incurred in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time (including with respect to this Agreement or any of the transactions contemplated hereby) to the fullest extent permitted by the DGCL and the certificate of incorporation and bylaws of Acquirer. Acquirer shall also advance expenses as incurred to the fullest extent permitted under Delaware law, upon receipt of any undertaking required by applicable law.

          (b) Indemnification Procedure. Any Indemnified Party wishing to claim indemnification under Section 6.10(a), upon learning of any such claim, action, suit, proceeding or investigation, shall as promptly as possible notify Acquirer thereof, but the failure to so notify shall not relieve Acquirer of any liability it may have to such Indemnified Party if such failure does not materially prejudice Acquirer. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time):

             (i) Acquirer shall have the right to assume the defense thereof and Acquirer shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Acquirer elects not to assume such defense or counsel for the Indemnified Parties advises in writing that there are issues which raise conflicts of interest between Acquirer and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Acquirer shall pay the reasonable fees and expenses of one such counsel for the Indemnified Parties in any jurisdiction promptly as statements thereof are received;

             (ii) the Indemnified Parties will cooperate in the defense of any such matter; and

             (iii) Acquirer shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld); and provided, further, that Acquirer shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and nonappealable, that the indemnification of such Indemnified Party in the manner contemplated hereby is not permitted or is prohibited by applicable law.

          (c) Directors' and Officers' Liability Insurance. For a period of six years after the Effective Date, Acquirer shall use its best efforts to provide that portion of directors' and officers' liability insurance that serves to reimburse officers and directors of Seller or any of its Subsidiaries (determined as of the Effective Time) with respect to claims against such officers and directors arising from facts or events which occurred on or before the Effective Time of at least the same coverage and amounts, and containing terms and conditions no less advantageous, as that coverage currently provided by Seller; provided, however, that in no event shall Acquirer be required to expend more than 200% per annum of the current amount expended by Seller (the "Insurance Amount") to maintain or procure such directors and officers insurance coverage; provided, further, that if Acquirer is unable to obtain the insurance called for by this
     Section 6.10(c), Acquirer shall use its reasonable best efforts to obtain as much comparable insurance as is available for the Insurance Amount; and provided, further, that officers and directors of Seller or any of its Subsidiaries may be required to make application and provide customary representations and warranties to Acquirer's insurance carrier for the purpose of obtaining such insurance; and provided, further, that such coverage will have a single aggregate for such six-year period in an amount not less than the annual aggregate of such coverage currently provided by Seller.

          (d) Successor Liability. If Acquirer or any of its successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then and in each such case, proper provision shall be made so that the successors and assigns of Acquirer shall assume the obligations set forth in this Section 6.10.

     6.11  Takeover Laws; No Right Triggered.

          (a) No party shall take any action that would cause the transactions contemplated by this Agreement to be subject to requirements imposed by any Takeover Law and each of them shall take all necessary steps within its control to exempt (or ensure the continued exemption of) the transactions contemplated by this Agreement from, or if necessary challenge the validity or applicability of, any applicable Takeover Law, as now or hereafter in effect that purport to apply to this Agreement or the transactions contemplated hereby.

          (b) Seller shall take all reasonable steps necessary to ensure that the entering into of this Agreement and the consummation of the transactions contemplated hereby and any other action or combination of actions, or any other transactions contemplated hereby, do not and will not result in the grant of any rights to any Person (i) under the Seller Articles or the Seller By-Laws or (ii) under any material agreement to which it or any of its Subsidiaries is a party (except as expressly contemplated by the mandatory provisions under the Seller Plans).

     6.12 Notification of Certain Matters. Each of Seller and Acquirer shall give prompt notice to the other of any fact, event or circumstance known to it that:

             (i) individually or taken together with all other facts, events and circumstances known to it, has had or is reasonably likely to have a Material Adverse Effect, or

             (ii) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein.

     6.13 Certain Loans and Related Matters. Seller will furnish to Acquirer a complete and accurate list as of the end of each calendar month after June 30, 2000, within 20 business days after the end of each such calendar month, of (a) all of the periodic internal credit quality reports prepared during such calendar month (which reports will be prepared in a manner consistent with past practices) of Seller or any of its Subsidiaries, (b) all loans of Seller or any of its Subsidiaries classified as non-accrual, as restructured, as 90 days past due, as still accruing and doubtful of collection or any comparable classification, (c) all OREO, including in-substance foreclosures and real estate in judgment, (d) any current repurchase obligations of Seller or any of its Subsidiaries with respect to any loans, loan participations or state or municipal obligations or revenue bonds and (e) any standby letters of credit issued by Seller or any of its Subsidiaries.

     6.14 Monthly Financial Statements. Seller shall furnish Acquirer with the balance sheets of Seller and each of its Subsidiaries as of the end of each calendar month after June 30, 2000 and the related statements of income, within 20 business days after the end of each such calendar month. Such financial statements shall be prepared on a basis consistent with the SEC Documents and on a consistent basis during the periods involved and shall fairly present the financial positions of Seller and its Subsidiaries as of the dates thereof and the results of operations of Seller and its Subsidiaries for the periods then ended.

     6.15 Accountants' Letters. Each of Seller and Acquirer shall use commercially reasonable efforts to cause to be delivered to the other party, and such other party's directors and officers who sign the Registration Statement, a letter of PricewaterhouseCoopers LLP and Ernst & Young LLP, respectively, independent auditors, dated (i) the date on which the Registration Statement shall become effective and (ii) a date shortly prior to the Effective Date, and addressed to such other party, and such directors and officers, in form and substance customary for "comfort" letters delivered by independent accountants in accordance with Statement of Accounting Standards No. 72 subject to customary qualifications applicable to the transactions of the type contemplated by this Agreement.

     6.16 Tax Matters. Seller shall file (or cause to be filed) at its own expense, on or prior to the due date, all Tax returns of Seller and its Subsidiaries, including all Compensation and Benefit Plan returns and reports, for all Tax periods ending on or before the Effective Time where the due date for such returns or reports (taking into account valid extensions of the respective due dates) falls on or before the Effective Time; provided, however, that Seller shall not file (and shall cause not to be filed) any such Tax returns, or other returns, elections or information statements with respect to any liabilities for Taxes (other than federal, state or local sales, use, withholding or employment tax returns or statements), or consent to any adjustment or otherwise compromise or settle any matters with respect to Taxes, without prior consultation with Acquirer; provided, further, that Seller shall not make (and shall cause not to be made) any election or take any other discretionary position with respect to Taxes, in a manner inconsistent with past practices, without the prior written approval of Acquirer.

     6.17 Establishment of Accruals. If requested by Acquirer, on the business day immediately prior to the Effective Time, Seller shall, consistent with GAAP, establish such additional accruals and reserves as may be necessary to conform its and its Subsidiaries accounting and credit loss reserve practices and methods to those of Acquirer (as such practices and methods are to be applied to Seller and its Subsidiaries from and after the Effective Time) and reflect Acquirer's plans with respect to the conduct of Seller's and its Subsidiaries' business following the Merger and to provide for the costs and expenses relating to the consummation by Seller of the transactions contemplated by this Agreement. The establishment of such accruals and reserves shall not, in and of itself, constitute a breach of any representation or warranty of Seller contained in this Agreement or constitute a material adverse change in the business, operations or financial condition of Seller and its Subsidiaries, taken as a whole.

     6.18 Coordination of Dividends. Until the Effective Time, Seller shall coordinate with Acquirer the declaration of any dividends or other distributions with respect to the Seller Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties that holders of shares of Seller Common Stock shall not receive more than one dividend, or fail to receive one dividend, for any single calendar quarter on their shares of Seller Common Stock (including any shares of Acquirer Common Stock received in exchange therefor in the Merger).

     6.19  Benefit Plans.

     (a) Acquirer shall, commencing within a reasonable time after the Effective Date and continuing for at least one year after the Effective Date, cause former employees of Seller and its Subsidiaries who, on the Effective Date, become employees of Acquirer, the Surviving Corporation, or the Surviving Corporation's subsidiaries ("Continuing Employees"), to be provided with compensation and employee benefit plans that are no less favorable in the aggregate than those provided to other similarly situated employees of Acquirer or the Surviving Corporation; provided, however, that it is understood and agreed that Acquirer shall provide severance benefits under the General Severance Pay Program of Acquirer (rather than any other severance pay program that Acquirer may now maintain or hereafter establish, or the severance pay program of Seller). From time to time after the Effective Date, Acquirer may, at its sole discretion, cause all or any of the Compensation and Benefit Plans maintained by Seller to be discontinued, or amended, so long as the foregoing standard is still met by the aggregate of any remaining Compensation and Benefit Plans and any other compensation and employee benefit plans of Acquirer, the Surviving Corporation, or the Surviving Corporation's subsidiaries that are provided to the Continuing Employees.

     (b) If a Continuing Employee becomes a participant in any employee benefit plan of Acquirer, the Surviving Corporation, or the Surviving Corporation's subsidiaries, for which service is taken into account or recognized, such Continuing Employee shall be given credit under such plan for all service with Seller from not later than the Continuing Employee's most recent date of hire prior to the Effective Date by Seller (as provided by Seller to Acquirer prior to the Effective Date) for purposes of eligibility and vesting, but not for the purposes of determining benefit accruals or the rate of benefit accruals, provided that there be shall be no obligation to duplicate any benefits provided under any Compensation and Benefit Plan of Seller or its Subsidiaries that continues in effect following the Effective Date.

     (c) This Section 6.19 is an agreement solely between Seller and Acquirer. Nothing in this Section 6.19, whether express or implied, shall be considered to be a contract with any other person, or shall confer upon any employee of Seller, Seller's Subsidiaries, the Acquirer, the Surviving Corporation, or the Surviving Corporation's subsidiaries, any rights or remedies that such person did not already have, including, but not limited to: (i) any right to employment or recall, (ii) any right to continued employment, or (iii) any right to claim any particular compensation, benefit or aggregation of benefits of any kind or nature whatsoever.

     6.20 Employment and Confidentiality/Nonsolicitation Agreements. Acquirer and Seller will each use their reasonable best efforts to cause to be executed by Acquirer and certain key employees of Seller previously identified by Acquirer and disclosed to Seller: (a) employment agreements, in the form and containing the terms and conditions reasonably satisfactory to Acquirer, which employment agreements shall replace the existing employment agreements of such key employees, and (b) confidentiality/ nonsolicitation agreements in the form previously provided by Acquirer to Seller.

                                  ARTICLE VII

                    CONDITIONS TO CONSUMMATION OF THE MERGER

     7.01 Conditions to Each Party's Obligation to Effect the Merger. The respective obligation of each of Acquirer and Seller to consummate the Merger is subject to the fulfillment or written waiver by Acquirer and Seller prior to the Effective Time of each of the following conditions:

          (a) Shareholder Approval. This Agreement and the Merger shall have been duly adopted by the requisite vote of the shareholders of Seller.

          (b) Regulatory Approvals. All regulatory approvals required to consummate the Merger and the other transactions contemplated hereby shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired. None of such approvals shall contain any conditions or restrictions that Acquirer reasonably believes will materially restrict or limit the business or activities of Acquirer, Seller or any Subsidiary or have a Material Adverse Effect, or would be reasonably likely to have a Material Adverse Effect, with respect to Acquirer, Seller or the Surviving Corporation.

          (c) No Injunction. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule or regulation, or any judgment, decree, injunction or other order (whether temporary, preliminary or permanent) (an "Injunction") which is in effect and prohibits consummation of the transactions contemplated by this Agreement.

          (d) Registration Statement; NYSE Listing. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC. The Acquirer Common Stock to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

          (e) Blue Sky Approvals. All permits and other authorizations under state securities laws necessary to consummate the transactions contemplated hereby and to issue the shares of Acquirer Common Stock to be issued in the Merger shall have been received and be in full force and effect.

          (f) No Pending Governmental Actions. No proceeding initiated by any Governmental Authority seeking an Injunction shall be pending.

     7.02 Conditions to Obligation of Seller. The obligation of Seller to consummate the Merger is also subject to the fulfillment or written waiver by Seller prior to the Effective Time of each of the following conditions:

          (a) Representations and Warranties. (i) Subject to Section 5.02, the representations and warranties of Acquirer set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Date as though made on and as of the Effective Date (except that representations and warranties that by their terms speak only as of the date of this Agreement or some other date shall be true and correct as of such date); and (ii) Seller shall have received a certificate, dated the Effective Date, signed on behalf of Acquirer by the Chief Financial Officer of Acquirer to such effect.

          (b) Performance of Obligations of Acquirer. Acquirer shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and Seller shall have received a certificate, dated the Effective Date, signed on behalf of Acquirer by the Chief Financial Officer of Acquirer to such effect.

          (c) Opinion of Seller's Counsel. Seller shall have received an opinion from Gray Cary Ware & Freidenrich LLP, counsel to Seller, dated as of the Effective Time, substantially to the effect that, on the basis of the facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and that accordingly:

             (i) No gain or loss will be recognized by Acquirer or Seller as a result of the Merger;

             (ii) No gain or loss will be recognized by the shareholders of Seller who exchange their Seller Common Stock for Acquirer Common Stock pursuant to the Merger (except with respect to cash received in lieu of a fractional share interest in Acquirer Common Stock);

             (iii) The tax basis of the Acquirer Common Stock received by the shareholders who exchange all of their Seller Common Stock in the Merger will be the same as the tax basis of the Seller Common Stock surrendered in exchange therefor; and

             (iv) The holding period of the Acquirer Common Stock received by a shareholder of Seller pursuant to the Merger will include the period during which the Seller Common Stock surrendered therefor was held, provided the Seller Common Stock is a capital asset in the hands of the shareholder of Seller at the time of the Merger.

     In rendering such opinion, such counsel may require and rely upon representations and covenants including those contained in certificates of officers of Acquirer, Seller and others.

          (d) Material Adverse Change. Since the date of this Agreement, there shall have been no material adverse change in, and no event, occurrence or development in the business of Acquirer or any of its Subsidiaries that, taken together with other events, occurrences and developments with respect to such business, would have or would reasonably be expected to have a Material Adverse Effect with respect to Acquirer and its Subsidiaries, taken as a whole.

     7.03 Conditions to Obligation of Acquirer. The obligation of Acquirer to consummate the Merger is also subject to the fulfillment or written waiver by Acquirer prior to the Effective Time of each of the following conditions:

          (a) Representations and Warranties. (i) Subject to Section 5.02, the representations and warranties of Seller set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Date as though made on and as of the Effective Date (except that representations and warranties that by their terms speak only as of the date of this Agreement or some other date shall be true and correct as of such date); and (ii) Acquirer shall have received a certificate, dated the Effective Date, signed on behalf of Seller by the Chief Financial Officer of Seller to such effect.

          (b) Performance of Obligations of Seller. Seller shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time; provided that Seller shall have performed its agreements contained in Sections 4.01(c) and (d) in all respects; and Acquirer shall have received a certificate, dated the Effective Date, signed on behalf of Seller by Chief Financial Officer of Seller to such effect.

          (c) Opinion of Acquirer's Counsel. Acquirer shall have received an opinion from Dorsey & Whitney LLP, Minneapolis, Minnesota, counsel to Acquirer, dated as of the Effective Time, substantially to the effect that, on the basis of the facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and that accordingly:

             (i) No gain or loss will be recognized by Acquirer or Seller as a result of the Merger;

             (ii) No gain or loss will be recognized by the shareholders of Seller who exchange their Seller Common Stock for Acquirer Common Stock pursuant to the Merger (except with respect to cash received in lieu of a fractional share interest in Acquirer Common Stock);

             (iii) The tax basis of the Acquirer Common Stock received by the shareholders of Seller who exchange all of their Seller Common Stock in the Merger will be the same as the tax basis of the Seller Common Stock surrendered in exchange therefor; and

             (iv) The holding period of the Acquirer Common Stock received by a shareholder of Seller pursuant to the Merger will include the period during which the Seller Common Stock surrendered therefor was held, provided the Seller Common Stock is a capital asset in the hands of the shareholder of Seller at the time of the Merger.

     In rendering such opinion, such counsel may require and rely upon representations and covenants including those contained in certificates of officers of Acquirer, Seller, and others.

          (d) Material Adverse Change. Since the date of this Agreement, there shall have been no material adverse change in, and no event, occurrence or development in the business of Seller or any of its Subsidiaries that, taken together with other events, occurrences and developments with respect to such business, would have or would reasonably be expected to have a Material Adverse Effect with respect to Seller and its Subsidiaries, taken as a whole.

                                  ARTICLE VIII

                                  TERMINATION

     8.01 Termination. This Agreement may be terminated, and the Merger may be abandoned, whether before or after approval of the matters presented in connection with the Merger by the shareholders of Seller, only as set forth below:

          (a) Mutual Consent. At any time prior to the Effective Time, by the mutual consent of Acquirer and Seller.

          (b) Breach. At any time prior to the Effective Time, by Acquirer or Seller, upon written notice to the other party, in the event of either:

             (i) a breach by the other party of any representation or warranty contained herein (subject to the standard set forth in Section 5.02), which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach, or

             (ii) a breach by the other party of any of the covenants or agreements contained herein, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach, provided that such breach (whether under (i) or (ii)) individually or in the aggregate with other breaches, has had or is reasonably expected to have a Material Adverse Effect on the breaching party.

          (c) Delay. At any time prior to the Effective Time, by Acquirer or Seller, in the event that the Merger is not consummated by December 31, 2000, except to the extent that the failure of the Merger then to be consummated arises out of or results from the failure of the party seeking to terminate pursuant to this Section 8.01(c) to perform or observe the covenants and agreements of such party set forth herein; provided, however, notwithstanding the foregoing, in the event that the Merger is not consummated by December 31, 2000 due principally to delays in obtaining regulatory approval as a result of an announced, pending Takeover Proposal involving Acquirer (involving at least a 25% equity interest in Acquirer), then either party shall have the right to extend such December 31, 2000 deadline to no later than June 30, 2001 upon written notice to the other party.

          (d)  No Approval. By Seller or Acquirer, in the event:

             (i) the approval of any Governmental Authority required for consummation of the Merger and the other transactions contemplated by this Agreement shall have been denied by final nonappealable action of such Governmental Authority, or

             (ii) the shareholder approval required by Section 7.01(a) herein is not obtained at the Seller Meeting or the Seller Meeting is not called and held.

          (e) Failure to Recommend, Etc. By Acquirer if (i) the Seller Board shall have failed to make its recommendation referred to in Section 6.02, withdrawn such recommendation or modified or changed such recommendation in a manner adverse in any respect to the interests of Acquirer or recommended or approved any Takeover Proposal by a party not affiliated with Acquirer or (ii) Seller shall have entered into any agreement in principle or definitive agreement with respect to any such Takeover Proposal or (iii) the Seller Board or any committee thereof shall have resolved to do any of the foregoing.

          (f) Failure of Condition. By either Acquirer or Seller, if any of the conditions to such party's obligation to consummate the transactions contemplated in this Agreement shall have become impossible to satisfy.

          (g) Execution of Definitive Agreement by Seller. By Seller in connection with entering into a definitive agreement providing for a Superior Proposal in accordance with Section 6.06(b), provided Seller has complied with all provisions in Section 6.06(b), including payment of the Termination Fee required by Section 8.03.

     8.02 Effect of Termination and Abandonment. In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, no party to this Agreement shall have any liability or further obligation to any other party hereunder except (a) as set forth in Sections 8.03 and 9.01, and (b) that termination will not relieve a breaching party from liability for any willful breach of this Agreement giving rise to such termination.

     8.03  Termination Fee. In the event that this Agreement is terminated:

          (a) by Seller pursuant to Section 8.01(g),

          (b) by Acquirer pursuant to Section 8.01(e), or

          (c) by Acquirer pursuant to Section 8.01(b) or Section 8.01(d)(ii) and both (i) prior to such termination and after the date hereof, a Takeover Proposal is publicly announced and (ii) a Takeover Proposal is consummated, or an agreement providing for a Takeover Proposal is entered into, on or prior to June 30, 2001.

then in any such case, and upon any closing of a transaction implementing a Takeover Proposal, Seller shall promptly pay to Acquirer a fee of $5,000,000 (the "Termination Fee") in immediately available funds. Acquirer's right to receive such fee, and ability to enforce the provisions of this Section 8.03 shall not be subject to approval by the shareholders of Seller. Upon and after payment of the Termination Fee to Acquirer, Seller shall not have any liability to Acquirer for any breach by Seller specified in Section 8.01(b).

                                   ARTICLE IX

                                 MISCELLANEOUS

     9.01 Survival. No representations, warranties, agreements and covenants contained in this Agreement shall survive the Effective Time (other than those covenants and agreements which by their terms apply in whole or in part after the Effective Time, and this Article IX which shall survive the Effective Time) or the termination of this Agreement (other than Sections 6.05(b), 8.02 and 8.03, and this Article IX, each of which shall survive such termination).

     9.02  Waiver; Amendment.

          (a) At any time prior to the Effective Time, each of the parties hereto, by action taken or authorized by its Board of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other party hereto, (ii) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions of the other party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

          (b) Prior to the Effective Time, any provision of this Agreement may be amended or modified at any time, by an agreement in writing between the parties hereto executed in the same manner as this Agreement, except that after the Seller Meeting, this Agreement may not be amended if it would violate the CGCL or reduce the amount or change the form of the consideration to be received by Seller shareholders in the Merger.

     9.03 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original.

     9.04 Governing Law; Waiver of Jury Trial. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Delaware applicable to contracts made and to be performed entirely within such State (except to the extent that mandatory provisions of Federal law apply). Each of the parties hereto irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or related to this Agreement or the transactions contemplated thereby.

     9.05 Expenses. Except as otherwise provided in Section 8.03 hereof, each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby.

     9.06 Notices. All notices, requests and other communications hereunder to a party shall be in writing and shall be deemed given if personally delivered, telecopied (with confirmation) or mailed by registered or certified mail (return receipt requested) to such party at its address set forth below or such other address as such party may specify by notice to the parties hereto.

If to Seller, to:          Scripps Financial Corporation
                           5787 Chesapeake Court
                           San Diego, California 92123
                           Attention: Ronald J. Carlson, President
                           Facsimile: (858) 720-7195
With a copy to:            Gray Cary Ware & Freidenrich LLP
                           4365 Executive Drive
                           Suite 1600
                           San Diego, California 92121-2189
                           Attention: Knox Bell/Douglas Rein
                           Facsimile: (858) 677-1477
If to Acquirer, to:        U.S. Bancorp
                           U.S. Bank Place
                           601 Second Avenue South
                           Minneapolis, Minnesota 55402
                           Attention: Lee R. Mitau, Esq.
                           Facsimile: (612) 973-4333
With a copy to:            Dorsey & Whitney LLP
                           Pillsbury Center South
                           220 South Sixth Street
                           Minneapolis, Minnesota 55402-1498
                           Attention: Elizabeth C. Hinck, Esq.
                           Facsimile: (612) 340-8738

     9.07 Entire Understanding; No Third Party Beneficiaries. This Agreement represents the entire understanding of the parties hereto with reference to the transactions contemplated hereby and thereby and this Agreement supersedes any and all other oral or written agreements heretofore made, in each case other than the Confidentiality Agreements. Except as otherwise expressly provided herein, nothing in this Agreement is intended to confer upon any Person, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except that
Section 6.10 shall inure to the benefit of the persons identified therein.

     9.08 Interpretation; Effect. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of, or Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and are not part of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The phrases "the date of this Agreement", "the date hereof" and terms of similar import, unless the context otherwise requires, shall be deemed to refer to June 27, 2000.

     9.09 Enforcement of Agreement. The parties hereto agree that irreparable damage would occur in the event that the provisions contained in Section 6.05(b) of this Agreement were not performed in accordance with their respective specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of
Section 6.05(b) of this Agreement and to enforce specifically the terms and provisions thereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

                                            U.S. BANCORP

                                            By       /s/ LEE R. MITAU
                                             -----------------------------------
                                            Name:   Lee R. Mitau
                                            Title:  Executive Vice
                                                    President -- Corporate
                                                    Development, General Counsel
                                                    and Secretary

                                            SCRIPPS FINANCIAL CORPORATION

                                            By    /s/ RONALD J. CARLSON
                                             -----------------------------------
                                            Name:   Ronald J. Carlson
                                            Title:  President and Chief
                                                    Executive Officer

                                                                      APPENDIX B

                 OPINION OF SANDLER O'NEILL AND PARTNERS, L.P.

            , 2000

Board of Directors
Scripps Financial Corporation
5787 Chesapeake Court
San Diego, CA 92123

Ladies and Gentlemen:

     Scripps Financial Corporation ("Scripps") and U.S. Bancorp ("U.S. Bancorp") have entered into an Agreement and Plan of Merger, dated as of June 27, 2000 (the "Agreement"), pursuant to which Scripps will be merged with and into U.S. Bancorp (the "Merger"). Upon consummation of the Merger, each share of Scripps common stock, no par value per share, issued and outstanding immediately prior to the Merger (the "Scripps Shares"), other than certain shares specified in the Agreement, will be converted into the right to receive 1.067 shares (the "Exchange Ratio") of U.S. Bancorp common stock, par value $1.25 per share; provided, however, that if the Acquirer Average Price (as defined in the Agreement) is less than $18.56, the Exchange Ratio shall be the quotient obtained by dividing $19.80 by the Acquirer Average Price and if the Acquirer Average Price is greater than $22.69, the Exchange Ratio shall be the quotient obtained by dividing $24.21 by the Acquirer Average Price. Notwithstanding the foregoing, if the average of the daily closing prices of U.S. Bancorp common stock during the 10 consecutive trading days ending with the third business day prior to the effective date of the Merger is greater than $22.69 and U.S. Bancorp has publicly announced an Acquirer Transaction (as defined in the Agreement) prior to the effective date of the Merger, the Exchange Ratio shall be 1.067. The terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Exchange Ratio to the holders of Scripps Shares.

     Sandler O'Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement and exhibits thereto; (ii) certain publicly available financial statements and other historical financial information of Scripps that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of U.S. Bancorp that we deemed relevant;
(iv) certain internal financial analyses and forecasts of Scripps prepared by and/or reviewed with management of Scripps and the views of senior management of Scripps, based on certain limited discussions with certain members of senior management, regarding Scripps' business, financial condition, results of operations and future prospects; (v) consensus earnings per share estimates for U.S. Bancorp published by IBES for the year ending December 31, 2000 and the views of senior management of U.S. Bancorp, based on certain limited discussions with certain members of senior management, regarding U.S. Bancorp's business, financial condition, results of operations and future prospects; (vi) the publicly reported historical price and trading activity for Scripps' and U.S. Bancorp's common stock, including a comparison of certain financial and stock market information for Scripps and U.S. Bancorp with similar publicly available information for certain other companies the securities of which are publicly traded; (vii) the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available; (viii) the current market environment generally and the banking environment in particular; and (ix) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant.

     In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by Scripps or U.S. Bancorp or their respective representatives or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. We have not been asked to and

Board of Directors
Scripps Financial Corporation
            , 2000
Page  2

have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Scripps or U.S. Bancorp or any of their subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals. We did not make an independent evaluation of the adequacy of the allowance for loan losses of Scripps or U.S. Bancorp nor have we reviewed any individual credit files relating to Scripps or U.S. Bancorp and, with your permission, we have assumed that the respective allowances for loan losses for both Scripps and U.S. Bancorp are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. We are not accountants and have relied upon the reports of independent accountants for the accuracy and completeness of the financial statements made available to us. With respect to the financial projections prepared by and/or reviewed with Scripps' management and the published earnings per share estimates of U.S. Bancorp, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of those preparing them of the respective future financial performances of Scripps and U.S. Bancorp and that such performances will be achieved, and we express no opinion as to such financial projections or estimates or the assumptions on which they are based. We have also assumed that there has been no material change in Scripps' or U.S. Bancorp's assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that Scripps and U.S. Bancorp will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements, that the conditions precedent in the Agreement are not waived and that the Merger will be accounted for using the purchase method and will qualify as a tax-free reorganization for federal income tax purposes.

     Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what the value of U.S. Bancorp common stock will be when issued to Scripps shareholders pursuant to the Agreement or the prices at which Scripps' or U.S. Bancorp's common stock will trade at any time.

     We have acted as Scripps' financial advisor in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Merger. We will also receive a fee for rendering this opinion. In the ordinary course of our business as a broker-dealer, we may also purchase securities from and sell securities to Scripps and U.S. Bancorp and their affiliates. We may also actively trade the debt and equity securities of Scripps and U.S. Bancorp and their affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

     Our opinion is directed to the Board of Directors of Scripps in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of Scripps as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without Sandler O'Neill's prior written consent provided, however, that we hereby consent to the inclusion of this opinion

Board of Directors
Scripps Financial Corporation
            , 2000
Page  3

as an appendix to the Proxy Statement/Prospectus for Scripps and U.S. Bancorp dated the date hereof and to the references to this opinion therein.

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of Scripps Shares.

                                            Very truly yours,

                                                                      APPENDIX C

                      CALIFORNIA CORPORATION CODE SECTION
                        DEALING WITH DISSENTERS' RIGHTS

SECTION 1300. REORGANIZATION OR SHORT-FORM MERGER; DISSENTING SHARES; CORPORATE
              PURCHASE AT FAIR MARKET VALUE; DEFINITIONS.

     (a) If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision (e) or (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day before the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed action, but adjusted for any stock split, reverse stock split, or share dividend which becomes effective thereafter.

     (b) As used in this chapter, "dissenting shares" means shares which come within all of the following descriptions:

          (1) Which were not immediately prior to the reorganization or short-form merger either (A) listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of
     Section 25100 or (B) listed on the list of OTC margin stocks issued by the Board of Governors of the Federal Reserve System, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1303 and 1304; provided, however, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any class of shares described in subparagraph (A) or (B) if demands for payment are filed with respect to 5 percent or more of the outstanding shares of that class.

          (2) Which were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in subparagraph (A) or
     (B) of paragraph (1) (without regard to the provisos in that paragraph), were voted against the reorganization, or which were held of record on the effective date of a short-form merger; provided, however, that subparagraph
     (A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.

          (3) Which the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.

          (4) Which the dissenting shareholder has submitted for endorsement, in accordance with Section 1302.

     (c) As used in this chapter, "dissenting shareholder" means the recordholder of dissenting shares and includes a transferee of record.

SECTION 1304. ACTION TO DETERMINE WHETHER SHARES ARE DISSENTING SHARES OR FAIR
              MARKET VALUE; LIMITATION; JOINDER; CONSOLIDATION; DETERMINATION OF ISSUES; APPOINTMENT OF APPRAISERS.

     (a) If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval by the outstanding shares (Section 152) or notice pursuant to subdivision

(i) of Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.

     (b) Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.

     (c) On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.

                                    PART II.

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Under Delaware law, U.S. Bancorp will indemnify its directors and officers under certain circumstances against all expenses and liabilities incurred by them as a result of suits brought against them as such directors and officers. The indemnified directors and officers must act in good faith and in a manner they reasonably believe to be in the best interests of U.S. Bancorp, and, with respect to any criminal action or proceeding, have no reasonable cause to believe their conduct was unlawful. U.S. Bancorp will not indemnify directors and officers for expenses in respect of any matter as to which the indemnified directors and officers shall have been adjudged to be liable to U.S. Bancorp, unless the court in which such action or suit was brought shall otherwise determine. U.S. Bancorp may indemnify officers and directors only as authorized in each specific case upon a determination by the stockholders or disinterested directors that indemnification is proper because the indemnitee has met the applicable statutory standard of conduct.

     Article Ninth of the U.S. Bancorp Restated Certificate of Incorporation, as amended, provides that a director shall not be liable to U.S. Bancorp or its stockholders for monetary damages for a breach of fiduciary duty as a director, except for liability: (i) for any breach of the director's duty of loyalty to U.S. Bancorp or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under the Delaware statutory provision making directors personally liable for unlawful payment of dividends or unlawful stock repurchases or redemptions, or
(iv) for any transaction from which the directors derived an improper personal benefit.

     The Bylaws of U.S. Bancorp provide that the officers and directors of U.S. Bancorp shall be indemnified to the full extent permitted by Delaware law, as amended from time to time. The Board of Directors has discretion to indemnify any employee of U.S. Bancorp for actions arising by reason of the employee's employment with U.S. Bancorp. U.S. Bancorp shall pay expenses incurred by officers and directors in defending actions in advance of any final disposition if such officer or director agrees to repay such amounts if it is ultimately determined that he or she is not entitled to be indemnified under Delaware law. U.S. Bancorp maintains a standard policy of officers' and directors' liability insurance.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits.

           2.1           -- Agreement and Plan of Merger dated as of June 27, 2000
                            (as amended), by and between U.S. Bancorp and Scripps.
                            (Included in Proxy Statement/Prospectus as Appendix A.)
                            The registrant agrees to furnish a supplemental copy of
                            omitted schedules to the Securities and Exchange
                            Commission upon request.
           2.2           -- Form of Voting Agreement, dated as of June 27, 2000 by
                            and between U.S. Bancorp and certain directors and
                            officers of Scripps and a trust for which a Scripps
                            director serves as trustee.
           3.1           -- Certificate of Incorporation, as amended. (Incorporated by reference to Exhibit 3.1 to Form 10-Q for the quarter
                            ended March 31, 1998.)
           3.2           -- Bylaws of U.S. Bancorp, as amended. (Incorporated by
                            reference to Exhibit 3.1 to the report on Form 10-Q for
                            the quarter ended June 30, 1998.)
           4.1           -- Certificate of Designation and Terms of Term
                            Participating Preferred Stock of U.S. Bancorp.
                            (Incorporated by reference to Exhibit 4.1 to the report
                            on Form S-4, filed April 2, 1999, file number 333-75603.)

           4.2           -- Pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K,
                            copies of instruments defining the rights of holders of
                            long-term debt are not filed. U.S. Bancorp agrees to
                            furnish a copy thereof to the Securities and Exchange
                            Commission upon request.
           4.3           -- Warrant Agreement, dated as of October 2, 1995, between
                            U.S. Bancorp and First Chicago Trust Company of New York,
                            as Warrant Agent and Form of Warrant. (Incorporated by
                            reference to Exhibits 4.18 and 4.19 to Registration
                            Statement on Form S-3, File No. 33-61667.)
           4.4           -- Warrant Agreement, dated as of November 20, 1990, between
                            Metropolitan Financial Corporation and American Stock
                            Transfer and Trust Company, as Warrant Agent;
                            Supplemental Warrant Agreement, dated as of January 24,
                            1995, between U.S. Bancorp and American Stock Transfer
                            and Trust Company, as Warrant Agent; and Form of Warrant.
                            (Incorporated by reference to Exhibit 4E to report on
                            Form 10-K for the year ended December 31, 1996.)
           5.1           -- Opinion and consent of Dorsey & Whitney LLP as to
                            legality of the securities being registered.
           8.1           -- Tax opinion of Dorsey & Whitney LLP.
           8.2           -- Tax opinion of Gray Cary Ware & Freidenrich LLP.
          23.1           -- Consent of Dorsey & Whitney LLP. (Included in Exhibit
                            5.1.)
          23.2           -- Consent of Dorsey & Whitney LLP. (Included in Exhibit
                            8.1.)
          23.3           -- Consent of Gray Cary Ware & Freidenrich LLP. (Included in
                            Exhibit 8.2.)
          23.4           -- Consent of Ernst & Young LLP (Relating to financial
                            statements of U.S. Bancorp).
          23.5           -- Consent of PricewaterhouseCoopers LLP (Relating to
                            consolidated financial statements of Scripps).
          24.1           -- Powers of Attorney.
          99.1           -- Form of Proxy for Special Meeting of Shareholders of
                            Scripps.
          99.2           -- Consent of Sandler O'Neill & Partners L.P.

     (b) Financial Statement Schedules.

     Not Applicable.

     (c) Reports, Opinions and Appraisals.

     Included as Appendix B to the Proxy Statement/Prospectus.

ITEM 22. UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to its articles, bylaws or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

     (f) The undersigned registrant hereby undertakes as follows:

          (1) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

          (2) That every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on August 15, 2000.

                                            U.S. BANCORP

                                            By    /s/ JOHN F. GRUNDHOFER
                                             -----------------------------------
                                                     John F. Grundhofer
                                              Chairman, Chief Executive Officer
                                                         and Director

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                      SIGNATURE                                   TITLE                     DATE
                      ---------                                   -----                     ----

               /s/ JOHN F. GRUNDHOFER                    Chairman, Chief               August 15, 2000
-----------------------------------------------------      Executive Officer, and
                 John F. Grundhofer                        Director (principal
                                                           executive officer)

                  /s/ ANDREW CECERE                      Chief Financial Officer       August 15, 2000
-----------------------------------------------------      (principal financial
                    Andrew Cecere                          officer)

                /s/ TERRANCE R. DOLAN                    Senior Vice President         August 15, 2000
-----------------------------------------------------      and Controller
                  Terrance R. Dolan                        (principal accounting
                                                           officer)

                          *                              Director                      August 15, 2000
-----------------------------------------------------
                   Linda L. Ahlers

                          *                              Director                      August 15, 2000
-----------------------------------------------------
                   Harry L. Bettis

                          *                              Director                      August 15, 2000
-----------------------------------------------------
               Arthur D. Collins, Jr.

                          *                              Director                      August 15, 2000
-----------------------------------------------------
                   Peter H. Coors

                          *                              Director                      August 15, 2000
-----------------------------------------------------
                  Robert L. Dryden

                          *                              Director                      August 15, 2000
-----------------------------------------------------
                  Joshua Green III

                          *                              Director                      August 15, 2000
-----------------------------------------------------
                 Delbert W. Johnson

                      SIGNATURE                                   TITLE                     DATE
                      ---------                                   -----                     ----

                          *                              Director                      August 15, 2000
-----------------------------------------------------
                   Joel W. Johnson

                          *                              Director                      August 15, 2000
-----------------------------------------------------
                   Jerry W. Levin

                          *                              Director                      August 15, 2000
-----------------------------------------------------
                   Paul A. Redmond

                          *                              Director                      August 15, 2000
-----------------------------------------------------
                  Richard G. Reiten

                          *                              Director                      August 15, 2000
-----------------------------------------------------
                  S. Walter Richey

                          *                              Director                      August 15, 2000
-----------------------------------------------------
                  Warren R. Staley

*By /s/   TERRANCE R. DOLAN
    --------------------------------
           Terrance R. Dolan
            Attorney-in-Fact

                                 EXHIBIT INDEX

        EXHIBIT
         NUMBER                                  DESCRIPTION                           PAGE
        -------                                  -----------                           ----
          2.1            -- Agreement and Plan of Merger dated as of June 27, 2000
                            (as amended), by and between U.S. Bancorp and Scripps.
                            (Included in Proxy Statement/ Prospectus as Appendix A.)
                            The registrant agrees to furnish a supplemental copy of
                            omitted schedules to the Commission upon request.
          2.2            -- Form of Voting Agreement, dated as of June 27, 2000 by
                            and between U.S. Bancorp and certain directors and
                            officers of Scripps and a trust for which a Scripps
                            director serves as trustee.
          3.1            -- Certificate of Incorporation, as amended. (Incorporated by reference to Exhibit 3.1 to Form 10-Q for the quarter
                            ended March 31, 1998.)
          3.2            -- Bylaws of U.S. Bancorp, as amended. (Incorporated by
                            reference to Exhibit 3.1 to the report on Form 10-Q for
                            the quarter ended June 30, 1998.)
          4.1            -- Certificate of Designation and Terms of Term
                            Participating Preferred Stock of U.S. Bancorp.
                            (Incorporated by reference to Exhibit 4.1 to the report
                            on Form S-4, filed April 2, 1999, file number 333-75603.)
          4.2            -- Pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K,
                            copies of instruments defining the rights of holders of
                            long-term debt are not filed. U.S. Bancorp agrees to
                            furnish a copy thereof to the Securities and Exchange
                            Commission upon request.
          4.3            -- Warrant Agreement, dated as of October 2, 1995, between
                            U.S. Bancorp and First Chicago Trust Company of New York,
                            as Warrant Agent and Form of Warrant. (Incorporated by
                            reference to Exhibits 4.18 and 4.19 to Registration
                            Statement on Form S-3, File No. 33-61667.)
          4.4            -- Warrant Agreement, dated as of November 20, 1990, between
                            Metropolitan Financial Corporation and American Stock
                            Transfer and Trust Company, as Warrant Agent;
                            Supplemental Warrant Agreement, dated as of January 24,
                            1995, between U.S. Bancorp and American Stock Transfer
                            and Trust Company, as Warrant Agent; and Form of Warrant.
                            (Incorporated by reference to Exhibit 4E to report on
                            Form 10-K for the year ended December 31, 1996.)
          5.1            -- Opinion and consent of Dorsey & Whitney LLP as to
                            legality of the securities being registered.
          8.1            -- Tax opinion of Dorsey & Whitney LLP.
          8.2            -- Tax opinion of Gray Cary Ware & Freidenrich LLP.
         23.1            -- Consent of Dorsey & Whitney LLP. (Included in Exhibit
                            5.1.)
         23.2            -- Consent of Dorsey & Whitney LLP. (Included in Exhibit
                            8.1.)
         23.3            -- Consent of Gray Cary Ware & Freidenrich LLP. (Included in
                            Exhibit 8.2.)
         23.4            -- Consent of Ernst & Young LLP (Relating to financial
                            statements of U.S. Bancorp).
         23.5            -- Consent of PricewaterhouseCoopers LLP (relating to
                            consolidated financial statements of Scripps).
         24.1            -- Powers of Attorney.
         99.1            -- Form of Proxy for Special Meeting of Shareholders of
                            Scripps.
         99.2            -- Consent of Sandler O'Neill & Partners L.P.